As confidentially submitted to the Securities and Exchange Commission on April 21, 2023.
This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________

RICHTECH ROBOTICS INC.

(Exact name of registrant as specified in its charter)

__________________________

Nevada	3569	88-2870106
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4175 Cameron St Ste 1
Las Vegas, NV 89103
(866) 236-3835
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________

Zhenwu (Wayne) Huang
RICHTECH ROBOTICS INC.
4175 Cameron St Ste 1
Las Vegas, NV 89103
(866) 236-3835
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________

Copies to:

Richard I. Anslow, Esq. Lijia Sanchez, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889	Fang Liu Esq. VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, VA 22182 703-919-7285

__________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below:

•        Public Offering Prospectus.    A prospectus to be used for the initial public offering of [_____] shares of Class B common stock of Richtech Robotics Inc. (the “Public Offering Prospectus”), with such shares to be sold in an underwritten offering through the underwriters named on the cover page of the Public Offering Prospectus.

•        Resale Prospectus.    A prospectus to be used for the resale from time to time by the selling stockholders named therein of [_____] shares of Class B common stock issued upon the conversion of convertible promissory notes issued to our selling stockholders, as set forth in the resale prospectus (the “Resale Prospectus”).

The Resale Prospectus is substantially identical to the Public Offering Prospectus, except for the following principal differences:

•        they contain different outside and inside front cover and back cover pages;

•        they contain different “Summary of the Offering” sections on page Alt-1;

•        they contain different “Use of Proceeds” sections on page Alt-2;

•        no “Dilution” section in the Resale Prospectus;

•        a “Selling Stockholders” section is included in the Resale Prospectus;

•        a Selling Stockholders “Plan of Distribution” is included in the Resale Prospectus in lieu of the section “Underwriting” in the Public Offering Prospectus; and

•        the “Legal Matters” section in the Resale Prospectus on page Alt-6 deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”) to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the initial public offering by the registrant. The Resale Prospectus will be substantially identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders. Consummation of the offering made by the Resale Prospectus is conditioned on consummation of the initial public offering of shares of Class B common stock by Richtech Robotics Inc. pursuant to the Public Offering Prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated [__], 2023

Shares

RICHTECH ROBOTICS INC.

Class B Common Stock

This is the initial public offering of          shares of Class B common stock, $0.00001 par value per share, of Richtech Robotics Inc. on a firm commitment basis.

Prior to this offering, there has been no public market for our Class B common stock. The initial public offering price per share is expected to be $        . We have applied to list our Class B common stock on the Nasdaq Capital Market under the symbol “RR” and the listing of our Class B common stock on the Nasdaq Capital Market is a condition to the underwriters’ obligation to close.

In addition to the offering by us, nine selling stockholders (“selling stockholders”) are offering an aggregate of shares of Class B common stock, which they may sell at the initial public offering price of the underwritten offering until such time as our Class B common stock is listed on the Nasdaq Capital Market, at which time they may sell such shares from time to time at prevailing market prices or at negotiated prices. The selling stockholders have not engaged any underwriter in connection with the sale of their shares, and neither we nor the underwriters will receive any proceeds from the sale by the selling stockholders of their shares. See “Selling Stockholders.”

We have two classes of common stock outstanding: Class A common stock and Class B common stock. Upon the completion of this offering, our issued and outstanding share capital will consist of                  shares of Class A common stock and          shares of Class B common stock, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of Class B common stock. Holders of Class A common stock and Class B common stock have the same rights except for voting rights. Each share of Class A common stock shall be entitled to ten (10) votes, and each share of Class B common stock shall be entitled to one (1) vote on all matters submitted to a vote of stockholders of the Company. [Holders of our common stock will not have preemptive, subscription, redemption or conversion rights.] For more detailed description of risks related to the dual-class structure, please see “Risk Factors — Risks Related to the Offering and Ownership of Our Class B Common Stock — The dual-class structure of our common stock has the effect of concentrating voting power with our existing stockholders prior to the consummation of this offering, which may limit your ability to influence the outcome of important transactions, including a change in control.”

We have granted the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional          shares of Class B common stock from us at the initial public offering price less the underwriting discount and commissions to cover over-allotments.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds to us, before expenses(3)	$	$

____________

(1)       Represents underwriting discounts equal to seven percent (7%) of the public offering price on each of the shares of Class B common stock being offered. Does not include a non-accountable expense allowance. In addition, we have agreed to provide the underwriters additional compensation and reimburse the underwriters for certain expenses. See “Underwriting” on page 90 of this prospectus for additional information.

(2)       Proceeds exclude fees and expenses. Total amount is calculated assuming no exercise of the underwriters’ over-allotment option.

The underwriters expect to deliver the shares of Class B common stock to purchasers in the offering against payment on             , 2023.

[Upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because our co-founder and Chief Executive Officer, Zhenwu (Wayne) Huang, will beneficially own          shares of Class A common stock and will be able to exercise approximately         % of the total voting power of our issued and outstanding shares of common stock immediately after the consummation of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of Class B common stock. For further information, see “Principal Stockholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — General Risks Associated with Our Company — We will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.”]

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Investing in our Class B common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our Class B common stock. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PACIFIC CENTURY SECURITIES, INC.

The date of this prospectus is         , 2023.

You should rely only on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our Class B common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class B common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

Until [            ], 2023 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our Class B common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class B common stock and the distribution of this prospectus outside of the United States.

i

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks

In our key markets, we have rights to use, or hold, certain trademarks relating to Richtech Robotics Inc. or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

ii

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to Richtech Robotics Inc.

Overview

We are a developer of advanced robotic technologies focused on transforming labor-intensive services in hospitality and other sectors currently experiencing unprecedented labor shortages. With a global R&D team based out of China and the United States, we design, manufacture and sell robots to restaurants, hotels, senior living centers, casinos, factories, movie theaters and other businesses. Our robots perform a variety of services including restaurant running and bussing, hotel room service delivery, floor scrubbing and vacuuming, and beverage and food preparation. We design our robots to be friendly, customizable to client environments, and extremely reliable. For example, our food service delivery robots typically make over 1,000 deliveries every month in busy environments. Our current customer base includes major hotel brands, national chain restaurants, leading senior care facilities, and top casino management companies.

Our mission is to integrate robotics and automation into our everyday lives. We envision ourselves becoming the first robotics “Super-operator,” where thousands of our robots are deployed out in the field and managed by Richtech’s AI Cloud Platform (ACP). As a Super-operator, our robotic fleet will be performing a wide variety of tasks within a business, from completing deliveries and scrubbing floors to cooking noodles and preparing drinks. Our ACP platform will allow businesses to plug in their robots and immediately leverage an immense amount of data to optimize workflows, lower management complexity, and minimize labor dependency.

Corporate History and Structure

The Company was originally founded as Richtech Creative Displays LLC in Nevada in July 2016. The primary business at the time of incorporation was product development work related to machine vision used to process video feed and produce usable outputs. Applications of this work included interactive projection systems, facial recognition applications such as for temperature screening, and eventually environmental image recognition, obstacle avoidance recognition, and virtual positioning analysis necessary for indoor robot navigation. From 2019 to 2020, we designed, developed, and built indoor delivery robots. In response to COVID, we pivoted to providing temperature screening robots that utilized AI algorithms to detect a face and pinpoint the location of the forehead to take an accurate temperature measurement. As fears around COVID subsided and the labor shortage took hold, we pivoted back to providing delivery robots and other service-related robots.

Richtech Creative Displays LLC was converted to Richtech Robotics Inc., a Nevada corporation, in June 2022.

Our Products and Services

Our products are categorized into three kinds of service automation: indoor transport and delivery, sanitation, and food and beverage automation. Our target market is the hospitality sector, which includes restaurants, hotels, casinos, resorts, senior care, hospitals, and movie theaters. We also plan to leverage our expertise in food automation to bring services directly to the consumer with the ADAM system which is described below.

The majority of our robots can be characterized as Autonomous Mobile Robots (AMRs), meaning that our robots can understand and move through its environment independently. AMRs differ from their predecessors, Autonomous Guided Vehicles (AGVs), which rely on tracks or predefined paths and often require operator oversight. Our AMRs understand their environment through an array of advanced sensors, with the primary sensor being a LiDAR which stands for Light Detection and Ranging. The LiDAR is able to create a 2D map of the environment by sending out laser pulses and measuring the time it takes to bounce back, similar to sonar but far more accurate. Secondary sensors such as RGBD cameras that detect color and depth of images, ultrasonic proximity sensors, and standard AI machine vision that can recognize objects are used in sync to create an in-depth understanding of the robot’s environment. These sensors, combined with a robust navigation software stack based on AI algorithms, provides our robots the ability to perform dynamic path planning through their environments.

Our ACP service is a business optimization tool that allows customers to benefit from the rich operational data generated by the robots. Each AMR can operate independently in the real world and report data up to the ACP. The ACP can then utilize the data to optimize workflows, enhance guest experiences, and minimize waste. The ACP will store robot utilization metrics for analyses and reporting, providing clients with detailed operational data.

Indoor Transport and Delivery

In the transport and delivery category we have two main product lines, the Matradee line of server assistant robots geared towards restaurants and restaurant-like environments, and the Richie and Robbie line of room service robots that can service hotels, resorts, casinos, and health care facilities.

Matradee is a robot designed for dining spaces that can be used for bussing, serving, hosting, advertising, and entertaining. For example, Matradee will transport food from the kitchen to the table where a waiter can come by and serve the guests. The waiter could then load the Matradee with dirty plates and send it to the dish washing zone in the kitchen. The robot is designed to operate in narrow and busy environments, navigating around tables and people in order to get to its destination. Matradee was designed to have a large carrying capacity and to be extremely stable so that it can carry wine glasses and delicate food items without spilling. It can also be used to greet guests at the reception area and lead them to their table. With a battery life of eight to fourteen-hours between charges, the Matradee can run for the entire day without taking a break. When multiple robots are deployed in the same space, the robots communicate over short-range radio waves to coordinate and make way for each other.

Richie and Robbie are our room service delivery robots, that are elevator enabled and can traverse over 850,000 sq. ft. This robot is able to make deliveries to any destination inside a building. The robot can call the elevator to travel up and down floors, and once it gets to its destination, it notifies the guest that their delivery has arrived. These robots navigate using the same principles as the Matradee, a combination of sensors and AI-based navigation algorithms.

Richtech also provides a number of accessories that work to further optimize Richie and Robbie. An automated vending machine (AVM) can be deployed to automatically dispense commonly requested items such as water or toothpaste directly into the compartment of the robot, allowing for a fully automated delivery process. Guests can place orders directly through their phone via a client app or scannable QR code menu. Fully automated deliveries are expected to be fast and reliable, without the need to heavily engage staff. In addition to being a great labor-saving tool, these robots can increase hotel revenue by broadening room service availability hours and making it easier for guests to place orders.

Sanitation

DUST-E is our autonomous commercial cleaning robot product line that features three distinct models, the CX, SX and MX. The CX is our smallest robot designed to perform routine vacuum and mopping in spaces less than 10,000 sq. ft., such as indoor hard floor office environments. The SX is for larger and more challenging environments under 100,000 sq. ft., such as hotel lobbies and more restaurants. The MX is our largest unit capable of cleaning spaces up to 500,000 sq ft., tailored to large industrial and commercial spaces such as warehouses, factories, large hotel floors, event spaces, schools and universities, and department stores.

Food and Beverage Automation

ADAM is our food and beverage automation robot. The core concept of ADAM is to develop a fully independent food and beverage business based entirely on robots and automation. The dual six-degree-of-freedom robotic arms are designed to provide the same level of flexibility as a human arm, allowing ADAM to easily emulate human movements. We designed ADAM to be friendly and approachable by giving it a white and round exterior, and designed it to look more like a robot than a human to avoid the “uncanny valley” effect. (The uncanny valley is a concept that suggests that humanoid objects that imperfectly resemble actual human beings provoke uncanny or strangely familiar feelings of uneasiness and revulsion in observers. “Valley” denotes a dip in the human observer’s affinity for the replica, a relation that otherwise increases with the replica’s human likeness.) Future features are expected to include adding natural language processing to allow customers to directly speak their orders to the robot as they would with an employee.

Our Industry

Our product family was designed to provide labor-intensive businesses with robotic automation solutions. We believe hospitality is the most labor-intensive industry, which is why we have deployed our robots across restaurants, hotels, casinos, hospitals, bars, event spaces, and senior living homes.

According to a February 2022 Frost & Sullivan study on the market for human-robot collaboration, the nonindustrial service robotic market is forecasted to grow by 27.8% annually to $230 billion dollars by 2025. By 2030, it is estimated that there will be over 200 billion robots operating globally by 2030. The nonindustrial service robotics market includes warehouse picker robots, self-driving floor scrubbers, customer service robots, delivery robots, surgery robots, food harvesting robots for agriculture, underground and underwater inspection robots, security robots, military defense robots, drug research robots and others.

The market is currently in the phase where end-users and system integrators are still gaining experience in adoption and implementation of nonindustrial service robots. In North America, the primary driver for adoption is expected to be the ongoing trend to automate menial or non-value-adding-tasks. These tasks include cleaning, transport and delivery, and food preparation. It is estimated the market will mature over the next decade, and human-robot collaboration will become prevalent around the globe by 2030.

The primary market for our robots and automation tools are businesses that cannot find affordable or reliable labor to perform certain task. We believe that the current economic environment provides conditions that should drive growth. According to the U.S. Bureau of Labor Statistics (“BLS”), as of October 2022, the number of open job opportunities nearly doubled the number of unemployed Americans. Two of the largest markets for our service robots are restaurants and hotels. Also according to the BLS, as of the third quarter of 2022, there are over 680,000 restaurants operating in the U.S. employing over 12 million people. According to industry marketing research by IBISWorld, as of 2023, there are over 184,596 hotels and motels currently in operation in the U.S. employing over 2.7 million workers. According to an American Hotel and Lodging Association survey, 97% of its members reported a worker shortage. More recently, Federal Reserve Chair Jerome Powell stated in his speech on November 30, 2022 that there is a “current labor force shortfall of roughly 3.5 million people.”

COVID-19 Effect

COVID-19 significantly impacted our business operations in several ways. Our product focus is in the hospitality space so as a result of widespread COVID-19 shutdowns we had to innovative. The Company pivoted to providing COVID related products and services such as temperature measurement equipment and QR code health questionnaires. This was the Company’s main focus from 2020 to 2021.

While hospitality services re-opened to some degree in 2021, many locations were still under lockdown or under some level of restrictions such as limited indoor dinning. These factors limited the amount of traction we could achieve in 2021. Supply chain disruptions did occur in 2021, which delayed deliveries of products but these have since been resolved and are no longer affecting our business.

COVID also accelerated the adoption of robotics by addressing the already challenging labor market situation, especially in hospitality where many jobs were eliminated during the pandemic and employees did not return to their jobs once conditions permitted.

Our Competitive Strengths

We believe we are one of the current leaders in the service robotics market for the following reasons:

•        First Mover Advantage:    The nonindustrial service robotics market has no clearly defined market leader. Our Matradee robot is one of the earliest restaurant service robots to launch in the U.S. market, and we believe we are recognized by customers and competitors as an established brand in the restaurant service robotics space. We believe that there is only one other competitive product that was launched for room service delivery prior to our Richie and Robbie being introduced to the market. Based on our extensive knowledge of the service robotics industry, we believe ADAM to be one of the earliest commercialized humanoid robots in the U.S. that can be utilized to serve both food and beverages in a real-world environment. We have not seen any other robot like ADAM that has come to market and been deployed at any scale.

•        Reliable Technology:    Our reliable AI navigation and obstacle recognition algorithms provides our robots with what we believe is best-in-class reliability and performance.

•        Broad Product Offerings and Synergies:    Unlike our competitors that only provide one robot or one type of robot, we have a breadth of robotic solutions to deploy depending on a client’s needs. Having a variety of products not only provides clients with a one-stop-shop for their service robotic needs, it also creates the impression that we are a reliable resource to consult as they approach the general adoption and implementation of robotic solutions across different sectors of their business.

•        Distribution:    We have an extensive network of distribution channels with over 30 regional and national distributors. These distribution partners span across a broad array of sectors including healthcare, senior living, hotels, and restaurants.

•        Enterprise Partnerships:    We have executed Master Services Agreements (“MSAs”) with several large enterprise customers that in total represent over 9,000 restaurant and hotels. We have on-going pilot programs with several dozen enterprises that represent over 40,000 locations. Our enterprise partners represent the largest players in the restaurant, hotel, senior living, and casino industries. We believe our ability to form enterprise level partnerships will be a major differentiating factor between us and competitors over the next two-three years.

•        Business Model:    We are at the forefront of the service robotics market with our current technology and resources to launch a robotics-based franchise business. We believe this is the best way to capitalize on our technology allowing us to produce food and beverage delivery products at a lower cost than competitors. This business model also solves for two of the significant problems the hospitality industry currently faces, labor and quality control.

•        Market Coverage:    We currently provide deployment and maintenance services to the entire continental United States and Hawaii. We have deployments in 37 states and anticipate adding more on a monthly basis. Our ability to maximize the addressable market should accelerate the growth of our business. With a larger market share, we can utilize economies of scale to better compete against our competitors.

Our Strategies

We intend to establish ourselves as the leading provider of service robotic solutions by developing, manufacturing, and deploying novel products that address the growing need for automation in the service industry. The key components to our growth strategy include:

•        Building our commercial organization;

•        Penetrate the hotel market with Richie and Robbie;

•        Launch and scale our robotics franchise brand;

•        Establish enterprise partnerships;

•        Penetrate the education and government markets; and

•        Expanding our R&D team.

See the section entitled “Business — Our Strategies” for more details.

Intellectual Property

We currently have 7 pending patents, and will in the future file patent applications on inventions that we deem to be innovative. We also hold one trademark, with a second one pending. We currently own and operates three domain names.

Summary of Risks

Our business is subject to a number of risks and uncertainties. These risks are discussed more fully in “Risk Factors” beginning on page 12. Before you make a decision to invest in our Class B common stock, you should carefully consider all of those risks including the following:

Risks Related to Our Industry and Business

•        We operate in an emerging market, which make it difficult to evaluate our business and prospects.

•        We operate in an emerging industry that is subject to rapid technological change and will experience increasing competition.

•        Our business plans require a significant amount of capital. Future capital needs may require us to sell additional equity or debt securities that may dilute its stockholders.

•        We have limited experience in operating our robots in a variety of environments. Unforeseen safety issues with our products could result in injuries to people which could result in adverse effects on our business and reputation.

•        We must successfully manage product introductions and transitions in order to remain competitive.

•        Our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.

•        We rely on third party manufacturers/suppliers, which may increase the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Risks Related to Our Intellectual Property

•        If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

•        In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

•        Under a certain number of our agreements, we are required to provide indemnification in the event our technology causes harm to third parties.

Risks Related to Compliance

•        We may become subject to new or changing governmental regulations relating to the design, manufacturing, marketing, distribution, servicing, or use of its products, and a failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our projected revenues, increase cost, or make our business unviable if it is unable to modify its products to comply.

•        We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and financial position.

•        We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products.

•        We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

General Risks Associated with Our Company

•        Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects.

•        The effects of the COVID-19 pandemic have had and could continue to have a material adverse effect on our business prospects, financial results, and results of operations.

•        If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

•        We may pursue acquisitions, which involve a number of risks, and if we are unable to address and resolve these risks successfully, such acquisitions could harm our business.

•        We are currently a small organization and will need to hire additional qualified personnel to effectively implement our strategic plan, and if we are unable to attract and retain highly qualified employees, we may not be able to continue to grow our business.

•        We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our Class B common stock less attractive to investors.

•        We will incur significantly increased costs as a result of and devote substantial management time to operating as a public company.

•        Our management has limited experience in operating a public company.

Risks Related to the Offering and Ownership of Our Class B Common Stock

•        No active trading market for our Class B common stock currently exists, and an active trading market may not develop or be sustained following this offering.

•        The trading price of our Class B common stock may be volatile, and you could lose all or part of your investment.

•        Our stock price may experience extreme volatility after our initial public offering, which may make it difficult for prospective investors to assess the value of our Class B common stock.

•        Future sales of our Class B common stock or securities convertible into our Class B common stock may depress our stock price.

•        Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Class B common stock.

•        Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change of corporate control.

•        The sale or the anticipation of the sale by the selling stockholders may have an adverse effect upon the market price of our Class B common stock and the underwriters’ stabilization activities and the exercise of the underwriters’ over-allotment option.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•        being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•        reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

•        exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the end of any fiscal year in which the market value of our Class B common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

[Implication of Being a Controlled Company

Upon the completion of this offering, our co-founder and Chief Executive Officer, Zhenwu (Wayne) Huang, will beneficially own            shares of Class A common stock, representing approximately     % of the total voting power of our issued and outstanding shares of common stock immediately after the consummation of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of Class B common stock. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules, because Zhenwu (Wayne) Huang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.]

Principal Offices

Our principal executive offices are located at 4175 Cameron St Ste 1, Las Vegas, NV 89103. Our telephone number is (866) 236-3835. Our website address is www.richtechrobotics.com. The information contained on, or that can be accessed through, our website or any other website is not a part of this prospectus.

THE UNDERWRITTEN OFFERING

Class B common stock outstanding prior to this offering:	shares
Class B common stock offered by the Company:	shares
Class B common stock to be outstanding immediately after completion of this offering:	shares ( shares if the underwriters’ over-allotment option is exercised in full).
Class A common stock outstanding prior to this offering:	shares
Class A common stock to be outstanding immediately after completion of this offering:	shares
Rights associated with our common stock:

Holders of Class A common stock and Class B common stock will have the same rights except for voting rights. Each share of Class A common stock shall be entitled to ten (10) votes, and each share of Class B common stock shall be entitled to one (1) vote on all matters submitted to a vote of stockholders of the Company.

[Holders of our common stock will not have preemptive, subscription, redemption or conversion rights.]

Underwriters’ over-allotment option:

We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional            shares of our Class B common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments

Representative’s warrants:

Upon the closing of this offering, we will issue to Pacific Century Securities, LLC (the “Representative”)              warrants entitling the Representative to purchase up to              shares of Class A common stock (             shares if the over-allotment option is exercised in full). The warrants shall be exercisable for a period of five years from the commencement of sales of this offering, which is the date of this prospectus. For additional information, please refer to “Underwriting.”

Use of proceeds:	We intend to use the net proceeds of this offering, estimated at approximately $ for research and development, inventory, marking and promotion, and working capital.
Dividend policy:

We may pay dividends in the future if the Company realizes good profits and the board of directors determines that dividends are advisable, taking into account the Company’s financial and development needs. However, it is also possible that we may retain any future earnings to finance the operation and expansion of our business, and we may not declare or pay any dividends in the foreseeable future. See “Dividend Policy.”

Listing and trading symbol:

We have applied to list our Class B common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RR.” Listing of our Class B common stock on Nasdaq is a condition to the underwriters’ obligation to close.

Lock-up

We have agreed not to sell, transfer or dispose of any shares of our common stock or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. All of our directors, officers and certain stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk Factors:

You should carefully read and consider the information set forth under the heading “Risk Factors,” beginning on page 12 of this prospectus and all other information set forth in this prospectus before deciding to invest in our Class B common stock.

Payment and settlement:	The underwriters expect to deliver the shares against payment on .
Transfer agent:	Continental Stock Transfer & Trust Co.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The summary statement of operations data for the years ended September 30, 2022 and 2021 and the summary balance sheet data as of September 30, 2022 and 2021 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus.

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The summary statement of operations data for the three months ended December 31, 2022 and 2021 and the summary balance sheet data as of December 31, 2022 are derived from our unaudited interim financial statements and related notes thereto that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our unaudited interim financial statements. The summary statement of operations data for the years ended September 30, 2022 and 2021 and the summary balance sheet data as of September 30, 2022 and 2021 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus.

The following summary financial information should be read in connection with, and is qualified by reference to, our financial statements and related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected in any future period.

Statement of Operations Data (in thousands):

	For the three months ended December 31,		For the year ended September 30,
	2022	2021	2022	2021
Revenue, net	$946	$613	$6,049	$6,031
Cost of revenue, net	446	243	2,098	3,190
Gross profit	500	370	3,951	2,841

Operating expenses:
Research and development	855	400	1,772	1,980
Sales and marketing	79	73	297	2,342
General and administrative	767	432	2,258	3,550
Total operating expenses	1,701	905	4,327	7,872
Loss from operations	(1,201)	(535)	(376)	(5,031)
Other income (expense):
Interest expense, net	(1)	—	—	(2)
Loss on disposal in related parties	—	—	(18)	—
Total other expense	(1)	—	(18)	(2)
Loss before income tax expense	(1,202)	(535)	(394)	(5,033)
Income tax expense	—	—	(113)	(3)
Net loss	$(1,202)	$(535)	$(507)	$(5,036)
Basic and diluted net loss per share of common stock	$(0.02)	$(0.01)	$(0.01)	$(0.34)
Weighted average shares used to compute basic and diluted net income (loss) per share	62,000,846	40,000,000	40,000,000	14,768,713

Balance Sheet Data (in thousands):

	As of December 31, 2022	As of September 30, 2022	As of September 30, 2021
Current assets	$3,550	$3,505	$2,392
Total assets	3,964	3,938	2,507
Current liabilities	385	542	615
Total liabilities	649	821	641
Retained earnings (Accumulated deficit)	(1,071)	131	638
Total stockholders’ equity	3,315	3,117	1,866

RISK FACTORS

An investment in our Class B common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class B common stock. Our business, operating results, financial condition, or prospects could be materially and adversely affected by any of these risks and uncertainties. If any of these risks actually occurs, the trading price of our Class B common stock could decline and you might lose all or part of your investment. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Industry and Business

We operate in an emerging market, which make it difficult to evaluate our business and prospects. If markets for service robotics develop more slowly than we expect, or long-term end-customer adoption rates and demand are slower than we expect, our operating results and growth prospects could be harmed.

While robots have been applied to applications like industrial manufacturing and domestic in-home cleaning, the concept of commercial service robots is relatively new and rapidly evolving, making our business and prospects difficult to evaluate. The growth and profitability of the service robotics market depends on the increasing level of demand and acceptance of collaborative robots that operate alongside employees. We cannot be certain that this will happen. If there is pushback against the adoption of robotics in everyday commercial applications, then this market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow the business.

We operate in an emerging industry that is subject to rapid technological change and will experience increasing competition.

Our product offerings compete in a broad competitive landscape that include incumbent actors, and emerging players in the service robotics space, particularly in the cleaning and indoor delivery automation. Our competitor base may develop new technologies or products that provide superior features or are less expensive than our products. Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing, manufacturing and other resources than we do, or may be more successful in attracting potential customers, employees and strategic partners. If we are not able to compete effectively, our business, prospects, financial condition, and operating results will be negatively impacted.

Our business plans require a significant amount of capital. Future capital needs may require us to sell additional equity or debt securities that may dilute its stockholders.

While we are near profitability today, we intend to expand operations outside the United States and continue to invest in the research and development of our AI Cloud Platform. We anticipate that we will continue to incur expenses for the foreseeable future as we continue to advance our products and services, expand our corporate infrastructure, including the costs associated with being a public company and further our research and development initiatives for our products. We are subject to all of the risks typically related to the development of robotics, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We believe that our existing cash together with the net proceeds from this offering will fund our current operating plans through at least the next twelve months from the date of this offering. We anticipate that we will need additional funding in connection with our continuing operations. Until we can generate a sufficient amount of revenue from the commercialization of our products and services, if ever, we expect to finance our future cash needs through public or private equity or debt financings, third-party (including government) funding and marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches.

We have limited experience in operating our robots in a variety of environments. Unforeseen safety issues with our products could result in injuries to people which could result in adverse effects on our business and reputation.

Our robots operate autonomously in environments, such as restaurants, hotels, casinos, and healthcare facilities, that are surrounded by various moving and stationary physical obstacles and by human and vehicles. Such environments are prone to collisions, unintended interactions and various other incidents, regardless of our technology. Therefore, there is a possibility that our robots may be involved in a collision with any number of such obstacles or even a human being. Our robots are equipped with advanced sensors that are designed to effectively prevent any such incidents and are intended to stop any motion at the detection of intervening objects. Nevertheless, real-life environments, especially those in crowded areas, are unpredictable and situations may arise in which our robots may not perform as intended. A highly publicized incident of our autonomous robots causing injuries to people could lead to negative publicity and subject us to lawsuits. Such lawsuits or adverse publicity would negatively affect our band and harm our business, prospects, financial condition and operating results.

We currently have and target many customers, suppliers and production counterparties that are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions. If we are unable to sell our products to these customers or are unable to enter into agreements with customers, suppliers and production counterparties on satisfactory terms, our prospects and results of operations will be adversely affected.

Several of our customers and potential customers are large, multinational corporations with substantial negotiating power relative to us. These large, multinational corporations are also aware of competitor products and are actively engaging with competitors to determine which products they like better. Meeting the requirements and securing contracts with any of these companies will require a substantial investment of our time and resource. We cannot assure you that our products will be the one these companies will choose, or that we will generate meaningful revenue from the sales of our products to these key potential customers. If our products are not selected by these large corporations or if these corporations decide to go with a competitor, it will have an adverse effect on our business.

We must successfully manage product introductions and transitions in order to remain competitive.

We must continually develop new and improved robotic solutions that meet changing consumer demands. Moreover, the introduction of new products is a complex task involving significant expenditures in research and development, promotion and sales channel development, and management of existing inventories to reduce the cost associated with returns and slow moving inventory. We must introduce new robotic solutions in a timely and cost-effective manner, and we must secure production orders for those solutions from our contract manufacturers and component suppliers. The development of new robotic solutions is a highly complex process, and while we have a large number of product introductions coming, the successful development and introduction of new robotic solutions depends on a number of factors, including the following:

•        the accuracy of our forecasts for market requirements beyond near term visibility;

•        our ability to anticipate and react to new technologies and evolving consumer trends;

•        our development, licensing or acquisition of new technologies;

•        our timely completion of new designs and development;

•        the ability of our contract manufacturers to cost-effectively manufacture our new robotic solutions;

•        the availability of materials and key components used in the manufacture of our new robotic solutions; and

•        our ability to attract and retain world-class research and development personnel.

If any of these or other factors becomes problematic, we may not be able to develop and introduce new robotic solutions in a timely or cost-effective manner, and our business may be harmed.

Our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.

We have limited experience managing the administrative aspects of a global organization. While we intend to continue to explore opportunities to expand our business in international service robotics markets in which we see compelling opportunities, we may not be able to create or maintain international market demand for our products. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. We may also be subject to new statutory restrictions and risks. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and financial condition may be harmed.

In the course of expanding our international operations and operating overseas, we will be subject to a variety of risks, including:

•        differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties or other trade restrictions;

•        greater difficulty supporting and localizing our products;

•        challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, compensation and benefits and compliance programs;

•        differing legal and court systems, including limited or unfavorable intellectual property protection;

•        risk of change in international political or economic conditions;

•        restrictions on the repatriation of earnings; and

•        working capital constraints.

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove costlier than we currently anticipate and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

•        investing in research and development;

•        expanding our sales and marketing efforts to attract new customers across industries;

•        investing in new applications and markets for our products;

•        further enhancing our manufacturing processes and partnerships; and

•        investing in legal, accounting, and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the end markets we expect to serve generate significant demand for our products at scale, if at all.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. We strive to enhance our brand recognition, to attract new customers and to maintain existing customers by consistently delivering high quality products as well as superior customer experiences. Our reputation and brand are vulnerable to many threats that could be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. We may choose to or be compelled to undertake product recalls or take other similar actions, which could subject us to adverse publicity, damage our brand and expose us to financial liability. Moreover, any negative media publicity about our industry in general or product or service quality problems of other companies in our industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We rely on third party manufacturers/suppliers and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We rely, and expect to continue to rely, on third party manufacturers/suppliers. This reliance on third party manufacturers/suppliers increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts. Additionally, we may be unable to establish or continue any agreements with third-party manufacturers/suppliers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers/suppliers, reliance on third-party manufacturers/suppliers entails additional risks, including:

•        failure of third-party manufacturers/suppliers to comply with regulatory requirements and maintain quality assurance;

•        breach of the manufacturing/supply agreement by the third party;

•        failure to manufacture/supply our product according to our specifications;

•        failure to manufacture/supply our product according to our schedule or at all;

•        misappropriation of our proprietary information, including our trade secrets and know-how; and

•        termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

If our current or future third-party manufacturers/suppliers cannot perform as agreed, we may be required to replace such manufacturers/suppliers and we may be unable to replace them on a timely basis or at all. Our current and anticipated future dependence upon third party manufacturers/suppliers may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Our products incorporate certain components from sole source suppliers, and if our contract manufacturers are unable to source these components on a timely basis, due to fabrication capacity issues or other material supply constraints, or if there are interruptions in our, or our contract manufacturers’, relationships with these third-party suppliers, we may not be able to deliver our products to our distributors and customers, which may adversely impact our business.

We depend on sole source suppliers for certain components in our products, such as batteries and touchscreens. We have strategically chosen to sole source some of our supplies in order to ensure the best quality at the best prices. While we believe none of our sole source suppliers are irreplaceable and that our business is not substantially dependent on any one supplier, a small degree of risk may still exist in terms of cost and delay involved in switching to new suppliers. For example, these sole source suppliers could be constrained by fabrication capacity issues or material supply issues, stop producing such components, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors or other companies. In many cases, we do not have long-term supply agreements with these suppliers. Instead, our contract manufacturers typically purchase the components required to manufacture our products on a purchase order basis. As a result, most of these suppliers can stop selling to us at any time, requiring us to find another source, or can raise their prices, which could impact our gross margins. Any such interruption or delay may force us to seek similar components from alternative sources, which may cause a delay in our product shipments. In the event we are unable to procure components from our current supplier, we may switch to a different supplier and our products can be redesigned to work with different components. Such redesign may involve engineering changes and time and effort, which may cause delays in shipment of our products and adversely affect our operating results. We plan to continue to diversify our suppliers and implement contingency plans in order to minimize any potential supply disruptions.

Our reliance on sole source suppliers involves a number of additional risks, including risks related to:

•        supplier capacity constraints;

•        price increases;

•        timely delivery;

•        component quality; and

•        delays in, or the inability to execute on, a supplier roadmap for components and technologies.

We have a global supply chain and the COVID-19 pandemic, Russia’s aggression in Ukraine and other macroeconomic factors may adversely affect our ability to source components in a timely or cost-effective manner from our third-party suppliers due to, among other things, work stoppages or interruptions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have in the past experienced, and may in the future experience, component shortages and price fluctuations of key components and materials, and the predictability of the availability and pricing of these components may be limited. Component shortages or pricing fluctuations could be material in the future. In the event of a component shortage, supply interruption, or a material pricing change from suppliers of these components, we may not be able to develop alternate sources in a timely manner, or at all, especially in the case of sole or limited source items. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any parts or components, or the inability to obtain parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our scheduled product deliveries to our customers. This could adversely affect our relationships with our customers and partners and could cause delays in shipment of our products and adversely affect our operating results.

Components used in our sensors may fail as a result of manufacturing, design or other defects over which we have no control and render our devices permanently inoperable.

We rely on third-party component suppliers to provide certain functionalities needed for the operation and use of our devices. Any errors or defects in such third-party technology could result in errors in our sensors that could harm our business. If these components have a manufacturing, design or other defect, they can cause our sensors to fail and render them permanently inoperable. As a result, we may have to replace these sensors at our sole cost and expense. Should we have a widespread problem of this kind, our reputation in the market could be adversely affected and our replacement of these sensors would harm our business.

Our robots are highly technical and could be vulnerable to hardware errors or software bugs, which may harm our reputation and our business.

Bugs and errors could diminish performance, create security vulnerabilities, affect data quality in logs or interfere with interpretation of data, or even cause personal injury accidents. Some errors may only be detected under certain circumstances or after extended use. We update our software and firmware on a regular basis, in spite of extensive quality screening, if a bug were to occur in the process of an update, it could result in devices becoming permanently disabled or operate incorrectly.

We offer a limited warranty on all products and any such defects discovered in our products could result in loss of revenue or delay in revenue recognition, loss of customer goodwill and increased service costs, any of which could harm our business, operating results and financial condition. We could also face claims for product or information liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our devices. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be harmed.

We may incur significant direct or indirect liabilities in connection with our product warranties which could adversely affect our business and operating results.

We typically offer a limited product warranty that requires our products to conform to the applicable specifications and be free from defects in materials and workmanship for a limited warranty period. As a result of increased competition and changing standards in our target markets, we may be required to increase our warranty period length and the scope of our warranty. To be competitive, we may be required to implement these increases before we are able to determine the economic impact of an increase. Accordingly, we may be at risk that any such warranty increase could result in foreseeable and unforeseeable losses for the company.

Our future success depends in part on recruiting and retaining key personnel and if we fail to do so, it may be more difficult for us to execute our business strategy. The economy is currently experiencing a labor shortage and we will need to hire additional qualified personnel to effectively implement our strategic plan, and if we are unable to attract and retain highly qualified employees, we may not be able to continue to grow our business.

Our ability to compete and grow depends in large part on the efforts and talents of our employees. Our employees, particularly engineers and other product developers, are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. As competition with other companies increases, we may incur significant expenses in attracting and retaining high quality software and hardware engineers and other employees. The loss of employees or the inability to hire additional skilled employees as necessary to support the growth of our business and the scale of our operations could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

We believe a critical component to our success and our ability to retain our best people is our culture. As we continue to grow, we may find it difficult to maintain our entrepreneurial, execution-focused culture.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. It is possible that an adverse product liability claim could arise in excess of our coverage. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Additionally, insurance rates have in the past been subject to wide fluctuation and may be unavailable on terms that we or our customers believe are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years and may also result in reduced activity levels in certain markets. As a result, we may not be able to continue to obtain insurance on commercially reasonable terms. Any of these events could have an adverse impact on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

We currently own the rights to all of our intellectual property, including the seven pending patents. We regard the protection of our patents, trade secrets, copyrights, trademarks, trade dress, domain names and other intellectual property or proprietary rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with all our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology. However, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached. Any party with whom we have executed such an agreement could potentially breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, time- consuming and could result in substantial costs and the outcome of such a claim is unpredictable. Further, the laws of certain foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights both in the United States and abroad. If we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could harm our business.

We have 7 technology patents pending and will in the future file patent applications on inventions that we deem to be innovative. Our ownership of the pending patents are not subject to restrictions or any other arrangements with third parties. However, there is no guarantee that our patent applications will be issued as granted patents, that the scope of the protection gained will be sufficient or that an issued patent may subsequently be deemed invalid or unenforceable. Patent laws, and scope of coverage afforded by them, have recently been subject to significant changes, such as the change to “first-to-file” from “first-to-invent” resulting from the Leahy-Smith America Invents Act. This change in the determination of inventorship may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions, which may favor larger competitors that have the resources to file more patent applications. Another change to the patent laws may incentivize third parties to challenge any issued patent in the United States Patent and Trademark Office (the “USPTO”), as opposed to having to bring such an action in U.S. federal court. Any invalidation of a patent claim could have a significant impact on our ability to protect the innovations contained within our devices and could harm our business.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. We may fail to take the necessary actions and to pay the applicable fees to obtain or maintain our patents. Non-compliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to use our technologies and enter the market earlier than would otherwise have been the case.

We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property or proprietary rights, our business may be harmed.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to its trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Under a certain number of our agreements, we are required to provide indemnification in the event our technology causes harm to third parties.

In certain of our agreements we indemnify our customers and manufacturing partners. We could incur significant expenses defending these partners if they are sued for patent infringement based on allegations related to our technology. In addition, if a partner were to lose a lawsuit and in turn seek indemnification from us, we could be subject to significant monetary liabilities. While such contracts typically give us multiple remedies for addressing instances of infringements, such remedies (e.g. product modification, purchase of licenses) could be expensive and difficult to administer.

Risks Related to Compliance

We may become subject to new or changing governmental regulations relating to the design, manufacturing, marketing, distribution, servicing, or use of its products, and a failure to comply with such regulations could lead to withdrawal or recall of our products from the market, delay our projected revenues, increase cost, or make our business unviable if it is unable to modify its products to comply.

We may become subject to new or changing international, federal, state and local regulations, including laws relating to the design, manufacturing, marketing, distribution, servicing or use of its products. Such laws and regulations may require us to pause sales and modify its products, which could result in a material adverse effect on its revenues and financial condition. Such laws and regulations can also give rise to liability such as fines and penalties, property damage, bodily injury and cleanup costs. Capital and operating expenses needed to comply with laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Any failure to comply with such laws or regulations could lead to withdrawal or recall of our products from the market.

We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and financial position.

We may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and Value Added Tax (VAT) disputes and employment and tax issues. In addition, we have in the past and could face in the future a variety of labor and employment claims against us, related to, but not limited to, general employment practices and wrongful acts. In such matters, private parties or other entities may seek to recover from us indeterminate amounts in penalties or monetary damages. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on our consolidated financial position or that our established reserves or our available insurance will mitigate this impact.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assembles our products, as well as the locations where we sell our products. For example, certain regulations limit the use of lead in electronic components. Since we operate on a global basis, this is a complex process which requires continuous monitoring of regulations and an ongoing compliance process to ensure that we, and our suppliers, are in compliance with all existing regulations. If there is an unanticipated new regulation that significantly impacts our use of various components or requires more expensive components, that regulation could materially adversely affect our business, results of operations and financial condition.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the Money Laundering Control Act 18 U.S.C. §§ 1956 and 1957, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector, and require that we keep accurate books and records and maintain internal accounting controls designed to prevent any such actions. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities.

As we increase our international cross-border business and expand our operations abroad, we may continue to engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from management. In addition, non-compliance with anti- corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results and financial condition could be materially harmed.

We are subject to governmental export controls and sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. Changes to such laws and regulations, as well as changes to trade policy, import laws, and tariffs, may also have a material adverse effect on our business, financial condition and results of operations.

Exports of our products are subject to export controls and sanctions laws and regulations imposed by the U.S. government and administered by the U.S. Departments of State, Commerce, and Treasury. U.S. export control laws may require a license or other authorization to export products to certain destinations and end users. In addition, U.S. economic sanctions laws include restrictions or prohibitions on engaging in any transactions or dealings, including receiving investment or financing from, or engaging in the sale or supply of products and services to, U.S. embargoed or sanctioned countries, governments, persons and entities. Obtaining export authorizations can be difficult, costly and time- consuming and we may not always be successful in obtaining such authorizations, and our failure to obtain required export approval for our products or limitations on our ability to export or sell our products imposed by export control or sanctions laws may harm our revenues and adversely affect our business, financial condition, and results of operations. Non-compliance with these laws could have negative consequences, including government investigations, penalties and reputational harm.

Further, any changes in global political, regulatory and economic conditions, such as the military conflict involving Russia and Ukraine and the sanctions imposed by the United States, United Kingdom, European Union, and other jurisdictions on Russia in response to such conflict, or in laws and policies governing import/export control, economic sanctions, manufacturing, development and investment in the territories or countries where we currently purchase our components, sell our products, or conduct our business could result in the decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers. Any decreased use of our products or limitation on our ability to export or sell our products would adversely affect our business, results of operations and growth prospects. The United States has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our solutions unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyber-attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target us or third-parties with which we have business relationships in an effort to obtain data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated.

We are assessing the continually evolving privacy and data security regimes and measures we believe are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like ours, we may need to update or enhance our compliance measures as our products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

If we fail to comply with the laws and regulations relating to the collection of sales tax and payment of income taxes in the various states in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our non-compliance, which could harm our business.

By engaging in business activities in the United States, we become subject to various state laws and regulations, including requirements to collect sales tax from our sales within those states, and the payment of income taxes on revenue generated from activities in those states. A successful assertion by one or more states that we were required to collect sales or other taxes or to pay income taxes where we did not could result in substantial tax liabilities, fees and expenses, including substantial interest and penalty charges, which could harm our business.

General Risks Associated with Our Company

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects.

Our limited operating history and the evolution of our business and our industry make it difficult to accurately assess our future prospects. It may not be possible to discern fully the economic and other business trends that we are subject to. Elements of our business strategy are new and subject to ongoing development as our operations mature. In addition, it may be difficult to evaluate our business because many of the other companies that offer the same or a similar range of solutions, products and services as us also have limited operating histories and evolving businesses.

The effects of the COVID-19 pandemic have had and could continue to have a material adverse effect on our business prospects, financial results, and results of operations.

The COVID-19 pandemic has caused significant volatility and disruption globally. The COVID-19 measures adopted by governments and businesses, including restrictions on travel and business operations and shelter in place and other quarantine orders, have affected and continue to affect our business, and could continue to adversely affect our business operations or the business operations of our customers and suppliers in the future. A significant portion of our revenue is project driven and has thus been impacted by the COVID-19 pandemic as certain key airport, smart city, and security installations have been, and continue to be, pushed back. Further, the pandemic has slowed prototype work and new product introduction efforts due to employees’ inability to access our facilities, and temporarily disrupted the operations of certain of our customers and suppliers. The duration of the ongoing COVID-19 pandemic and the associated and ongoing business interruptions may continue to affect our sales, supply chain or the manufacture or distribution of products, which could result in a material adverse effect on our business prospects and financial condition. Our response to the ongoing COVID-19 pandemic may prove to be inadequate. We may be unable to continue our operations in the manner that we did prior to the outbreak and we may endure interruptions, reputational harm, delays in product development and shipments, all of which could have an adverse effect on our business prospects, operating results, and financial condition. The COVID-19 pandemic may also intensify or exacerbate other risks described in these Risk Factors.

If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

Our success depends in large part upon the continued service of key members of our senior management team. In particular, each of our Chief Executive Officer and co-founder, Zhenwu Huang, Chief Financial Officer and co-founder, Zhenqiang Huang, and Chief Operations Officer, Phil Zheng is critical to our overall management, as well as the continued development of our robotics technology, our culture and our strategic direction. All of our executive officers are at will employees, and we do not maintain any key person life insurance policies. The loss of any member of our senior management team could harm our business.

We may pursue acquisitions, which involve a number of risks, and if we are unable to address and resolve these risks successfully, such acquisitions could harm our business.

We have acquired and may in the future acquire businesses, products or technologies to expand our offerings and capabilities and business. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. Any acquisition could be material to our financial condition and results of operations and any anticipated benefits from an acquisition may never materialize. In addition, the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures. Acquisitions in international markets would involve additional risks, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We may not be able to address these risks successfully, or at all, without incurring significant costs, delays or other operational problems and if we were unable to address such risks successfully our business could be harmed.

Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results. Additionally, rapid growth in our business may place a strain on our human and capital resources. Furthermore, we expect to continue to conduct our business internationally and anticipate increased business operations in the United States, Europe, Asia and elsewhere. These diversified, global operations place increased demands on our limited resources and require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technical, manufacturing, engineering, sales and other personnel. As our operations expand domestically and internationally, we will need to continue to manage multiple locations and additional relationships with various customers, partners, suppliers and other third parties across several markets.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our Class B common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class B common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We intend to take advantage of these reporting exemptions described above until we are no longer an “emerging growth company.” Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We cannot predict if investors will find our Class B common stock less attractive if we choose to rely on these exemptions. If some investors find our Class B common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class B common stock and the price of our Class B common stock may be more volatile.

[We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules our co-founder and Chief Executive Officer, Zhenwu (Wayne) Huang, will beneficially own over 50% of the total voting power of our issued and outstanding shares of common stock immediately after the completion of this offering. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.]

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company. If we fail to remediate a material weakness, or if we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class B common stock.

Prior to the completion of this offering, we have been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a private company, we have not designed nor maintained an effective control environment as required of public companies under the rules and regulations of the SEC. Specifically, we lack a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately while maintaining appropriate segregation of duties.

Proper systems of internal controls over financial accounting and disclosure controls and procedures are critical to the operation of a public company. We may be unable to effectively establish such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about our company and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on our company from many perspectives.

Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

We will incur significantly increased costs as a result of and devote substantial management time to operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and operating results. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We will also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and will need to establish an internal audit function. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. In addition, after we no longer qualify as an “emerging growth company,” as defined under the JOBS ACT we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are just beginning the process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In that regard, we currently do not have an internal audit function, and we will need to hire or contract for additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

We and some of the third-party service providers on which we depend for various support functions are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism, pandemics, and similar unforeseen events beyond our control.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, or otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place are unlikely to provide adequate protection in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events, such as the COVID-19 pandemic. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Our ability to use our net operating loss carryforwards may be limited.

As of September 30, 2022, we had no U.S. federal or state net operating loss carryforwards. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “TCJA”) as modified in 2020 by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act. Our ability to utilize any federal net operating carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders or groups of stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of any state net operating loss carryforwards. We have not yet completed a Section 382 analysis, and therefore, there can be no assurances that any previously experienced ownership changes have not materially limited our utilization of affected net operating loss carryforwards. Future changes in our stock ownership, including as a result of this offering, which may be outside of our control, may trigger an ownership change that materially impacts our ability to utilize any pre-change net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company subject to significant regulatory oversight and reporting obligations under federal securities laws. Our management team may not successfully or effectively manage our transition to a public company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Risks Related to the Offering and Ownership of Our Class B Common Stock

No active trading market for our Class B common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has not been an active trading market for our Class B common stock. If an active trading market for our Class B common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our Class B common stock and our ability to acquire other companies or technologies by using shares of our Class B common stock as consideration may also be impaired. The initial public offering price of our Class B common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market prices of our Class B common stock that will prevail in the trading market.

The trading price of our Class B common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of Class B common stock. The initial public offering price of our Class B common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class B common stock following this offering. In addition, the trading price of our Class B common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class B common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class B common stock include the following:

•        price and volume fluctuations in the overall stock market from time to time;

•        volatility in the trading prices and trading volumes of transportation stocks;

•        changes in operating performance and stock market valuations of other transportation companies generally, or those in our industry in particular;

•        sales of shares of our Class B common stock by us or our stockholders;

•        failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•        announcements by us or our competitors of new products, features, or services;

•        the public’s reaction to our press releases, other public announcements and filings with the SEC;

•        rumors and market speculation involving us or other companies in our industry;

•        actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•        actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•        litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•        developments or disputes concerning our intellectual property or other proprietary rights;

•        announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

•        new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•        changes in accounting standards, policies, guidelines, interpretations or principles;

•        any significant change in our management; and

•        general economic conditions and slow or negative growth of our markets.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our Class B common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class B common stock shortly following this offering. If the market price of shares of our Class B common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class B common stock.

In addition to the risks addressed above in “— The trading price of our Class B common stock may be volatile, and you could lose all or part of your investment,” our Class B common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our Class B common stock, which may cause the price of our Class B common stock to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class B common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class B common stock. In addition, investors of shares of our Class B common stock may experience losses, which may be material, if the price of our Class B common stock declines after this offering or if such investors purchase shares of our Class B common stock prior to any price decline.

The dual-class structure of our common stock has the effect of concentrating voting power with our existing stockholders prior to the consummation of this offering, which may limit your ability to influence the outcome of important transactions, including a change in control.

Our Class B common stock has one (1) vote per share, and our Class A common stock has ten (10) votes per share. Upon the completion of this offering, our issued and outstanding share capital will consist of                shares of Class A common stock and                shares of Class B common stock, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of Class B common stock. [Upon the closing of this offering, our existing stockholders immediately prior to the consummation of this offering, including our Chief Executive Officer and co-founder, Zhenwu Huang, and our Chief Financial Officer and co-founder, Zhenqiang Huang, will beneficially own an aggregate of approximately               % of the voting power of our outstanding shares of common stock after the closing of this offering, and as such, these stockholders, individually or together, may be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our certificate of incorporation, as amended, and any merger or other major corporate transactions that require stockholder approval. See “Principal Shareholders” Our existing stockholders immediately prior to the consummation of this offering, including

Zhenwu Huang and Zhenqiang Huang, individually or together, may vote in a way with which you disagree and which may be adverse to your interests.] This concentrated voting power may, by changing the directors of the Company, have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class B common stock.

[Future transfers by the holders of shares of Class A common stock may result in those shares converting into shares of Class B common stock. Each share of Class A common stock is convertible into one share of Class B common stock at any time at the option of the holder, but Class B common stock shall not be convertible into Class A common stock under any circumstances. However, following this offering, as long as at least                shares of Class A common stock remain outstanding, and without giving effect to any future issuances, the holders of our Class A common stock will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to stockholders’ approval.] Our [third] amended and restated articles of incorporation will generally not prohibit us from issuing additional shares of Class A common stock, and any future issuance of shares of Class A common stock may be dilutive to holders of Class B common stock. For more information about our dual-class structure, see “Description of our Capital Stock.”

The dual-class structure of our common stock may adversely affect the trading market for our Class B common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class B common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on companies with dual-class or multi-class share structures in their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class B common stock. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class B common stock less attractive to investors and, as a result, the market price of our Class B common stock could be adversely affected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class B common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our Class B common stock or securities convertible into our Class B common stock may depress our stock price.

Sales of a substantial number of shares of our Class B common stock or securities convertible into our Class B common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class B common stock.

After this offering, we will have                outstanding shares of Class B common stock, based on the number of shares outstanding as of               , 2023, that may be sold after the expiration of lock-up agreements at least 180 days following the closing of the offering of the shares, unless held by an affiliate of ours, as more fully described in the section entitled “Shares Eligible for Future Sale.” Moreover, we also intend to register all shares of Class B common stock that we may issue after this offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above and in the section entitled “Shares Eligible for Future Sale.” If a large number of shares of our Class B common stock or securities convertible into our Class B common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our Class B common stock and impede our ability to raise future capital.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Class B common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Class B common stock. Such a delisting would likely have a negative effect on the price of our Class B common stock and would impair your ability to sell or purchase our Class B common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Class B common stock to become listed again, stabilize the market price or improve the liquidity of our Class B common stock, prevent our Class B common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change of corporate control.

Upon completion of this offering, our directors, executive officers and holders of more than 5% of our Class B common stock, together with their affiliates, will beneficially own, in the aggregate,               % of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership could harm the market price of our Class B common stock by:

•        delaying, deferring or preventing a change of control of us;

•        impeding a merger, consolidation, takeover or other business combination involving us; or

•        discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” below for more information regarding the ownership of our outstanding stock by our executive officers, directors and holders of more than 5% of our Class B common stock, together with their affiliates.

Anti-takeover provisions contained in our [third] amended and restated certificate of incorporation and bylaws to be adopted upon the closing of this offering, as well as provisions of Nevada law, could impair a takeover attempt.

Our [third] amended and restated certificate of incorporation, bylaws and Nevada law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

•        classifying our board of directors into [three] classes;

•        authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our Class B common stock;

•        limiting the liability of, and providing indemnification to, our directors and officers;

•        limiting the ability of our stockholders to call and bring business before special meetings;

•        requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•        controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•        providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Nevada law, Nevada Revised Statutes (“NRS”) Sections 78.411 through 78.444, regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. [Our amended and restated articles of incorporation provide that these sections do not apply.]

Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

Our management will have considerable discretion over the use of proceeds from this offering. We currently intend to use the net proceeds from this offering for research and development, inventory, marking and promotion, and working capital. However, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our Class B common stock, or that you otherwise do not agree with. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our Class B common stock to decline.

If you purchase shares of Class B common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our Class B common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $             per share as of [          ], 2023 based on an assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares of our capital stock. You will experience additional dilution upon exercise of the outstanding stock options and other equity awards that may be granted under our equity incentive plans, and when we otherwise issue additional shares of our Class B common stock. For more information, see “Dilution.”

We have never paid dividends on our capital stock, and we may not pay any dividends in the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We may pay dividends in the future if the Company realizes good profits and the board of directors determines that dividends are advisable, taking into account the Company’s financial and development needs. However, it is also possible that we may retain any future earnings to finance the operation and expansion of our business, and we may not declare or pay any dividends in the foreseeable future. In addition, the terms of our loan and security agreement currently restrict our ability to pay dividends. Consequently, stockholders may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Sales or the anticipation of sales of our Class B common stock by the selling stockholders could affect the market price of our Class B common stock and the underwriters’ stabilization activities and the exercise of the underwriters’ over-allotment option.

The selling stockholders may sell or otherwise engage in transactions with respect to their Class B common stock as described in “Plan of Distribution.” The sale or the anticipation of the sale by the selling stockholders of Class B common stock may have a negative impact on the market for and market price of our Class B common stock. Further, sales or the anticipation of sales by the selling stockholders may affect the exercise by underwriters of their stabilization activity and their willingness to exercise their over-allotment option.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

•        Our ability to secure raw materials and components to manufacture sufficient quantities of robots to match demand;

•        Our ability to secure enterprise clients and deals in the face of growing competition;

•        Assumptions around the speed of robotic adoption in service environments;

•        Assumptions relating to the size of the market for our products and services;

•        Unanticipated regulations of robots and automation that add barriers to adoption and have a negative effect on our business;

•        Our ability to obtain and maintain intellectual property protection for our products; and

•        Our estimates of expenses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $             million, assuming an initial public offering price of $             per share and after deducting the underwriting discounts and commissions and the Representative’s non-accountable expense allowance of 1% of the actual amount of proceeds of the offering and other offering expenses estimated at approximately $            . We will not receive any proceeds from the sale by the selling stockholder of their Class B common stock.

We intend to use the proceeds of this offering as follows:

•        approximately 35% of the proceeds will be allocated to research and development, with a particular focus on developing and optimizing robots for various vertical applications. This includes gaining a deep understanding of the workflows and processes of different industries in order to improve and upgrade traditional methods through the integration of robotics. Our efforts will also include the development of cloud platforms, the integration and advancement of artificial intelligence, and the exploration of more efficient ways to scale up production;

•        approximately 25% of the proceeds will be used to invest in inventory in order to accelerate product delivery;

•        approximately 25% of the proceeds will be dedicated to marketing and promotion, including promoting our robot products in the domestic U.S. market, as well as the franchise plan for our robot bubble tea shops. We also plan to expand into the European and Southeast Asian markets; and

•        approximately 15% of the proceeds will be used to supplement working capital.

We have granted the underwriters a 45-day option to purchase up to              additional shares of Class B common stock solely to cover over-allotments of shares in this offering. We will use the proceeds from the sale of these additional shares for working capital and general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term interest-bearing deposits and securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our Class B common stock. We may pay dividends in the future if the Company realizes good profits and the board of directors determines that dividends are advisable, taking into account the Company’s financial and development needs. However, we may instead retain any future earnings to finance the operation, development and expansion of our business, and we may not declare or pay any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Under NRS 78.288, the directors of a corporation may authorize, and the corporation may make, distributions (including cash dividends) to stockholders, but no such distribution may be made if, after giving it effect:

•        the corporation would not be able to pay its debts as they become due in the usual course of business; or

•        the corporation’s total assets would be less than the sum of (x) its total liabilities plus (y) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

The NRS prescribes the timing of the determinations above depending on the nature and timing of payment of the distribution. For cash dividends paid within 120 days after the date of authorization, the determinations above must be made as of the date the dividend is authorized. When making their determination that a distribution is not prohibited by NRS 78.288, directors may consider:

•        financial statements prepared on the basis of accounting practices that are reasonable in the circumstances;

•        a fair valuation, including, but not limited to, unrealized appreciation and depreciation; and/or

•        any other method that is reasonable in the circumstances.

CAPITALIZATION

The following table sets forth our cash and marketable securities and capitalization as of September 30, 2022:

•        on an actual basis;

•        on a pro forma basis to give effect to: [__________]; and

•        on a pro forma as-adjusted basis to further reflect the issuance and sale by us of              shares of our Class B common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale; and (ii) [____________], upon the completion of this offering.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes and unaudited interim condensed financial statements and related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma	Pro Forma
		(unaudited)	(as adjusted)
Cash and cash equivalents	$

Total liabilities

Stockholders’ equity:
Class A Common stock, $0.00001 par value, [ ] shares authorized, [______], [•] and [•] shares issued and outstanding, actual, pro forma and pro forma, as adjusted, respectively
Class B Common stock, $0.00001 par value, [ ] shares authorized, [______], [•] and [•] shares issued and outstanding, actual, pro forma and pro forma, as adjusted, respectively
Additional paid-in capital
Accumulated other comprehensive loss
Accumulated (deficit)
Total stockholders’ equity
Total capitalization

The number of shares of our Class B common stock to be outstanding on a pro forma and pro forma, as adjusted basis, is based on [________] shares of our Class B common stock outstanding as of September 30, 2022, and assumes ([ ]; and excludes [ ].

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma, as adjusted, basis by approximately $[•], assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma, as adjusted, basis by approximately $[•], assuming the assumed initial public offering price of $[•] (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase in the number of shares of Class B common stock offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $[•] (the midpoint of the price range set forth on the cover page of this prospectus) would increase each of cash and total stockholders’ (deficit) equity by approximately $[•] after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, 1,000,000 share decrease in the number of shares of Class B common stock offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $[•] per Unit (the midpoint of the estimated price range set forth on the cover page of this prospectus) would decrease each of cash and total stockholders’ (deficit) equity by approximately $[•] after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of September 30, 2022, we had a historical net tangible book value of $[___], or $[___] per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2022.

Our pro forma net tangible book value was $[•], or $[•] per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to [__________________________]. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2022, after giving effect to the pro forma adjustments described above.

After giving further effect to (i) the sale of shares of common stock in this offering at an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the conversion of the [ ] into [•] shares of common stock, upon the completion of this offering, our pro forma as adjusted net tangible book value as of September 30, 2022 would have been approximately $[•], or approximately $[•] per share. This amount represents an immediate increase in pro forma net tangible book value of $[•] per share to our existing stockholders and immediate dilution of approximately $[•] per share to new investors in this offering. We determine dilution by subtracting the as pro forma adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share			$
Historical net tangible book value deficit per share as of September 30, 2022	$	[____]
Pro forma net tangible book value (deficit) per share, as of September 30, 2022, before giving effect to this offering
Increase net tangible book value (deficit) per share
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing common stock in this offering			$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

A $1.00 decrease in the assumed initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) would decrease our pro forma as adjusted net tangible book value as of September 30, 2022, giving effect to this offering, by approximately $[•], or approximately $[•] per share, and would decrease dilution to investors in this offering by approximately $[•] per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $1.00 increase in the assumed initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) would decrease our pro forma as adjusted net tangible book value as of September 30, 2022, giving effect to this offering by approximately $[•], or approximately $[•] per share, and would increase dilution to investors in this offering, by approximately $[•] per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. An increase of 1,000,000 in the number of shares of common stock we are offering would increase our pro forma as adjusted net tangible book value as of September 30, 2022, giving effect to this offering, by approximately $[•], or approximately $[•] per share, and would increase dilution to investors in this offering by approximately $[•] per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares of common stock we are offering would decrease our pro forma as adjusted net tangible book value as of September 30, 2022, fiving effect to this offering, by approximately $[•], or approximately $[•] per share, and would decrease dilution to investors in this offering by approximately $[•] per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase in the number of shares of common stock offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase the pro forma as adjusted net tangible book value by $[•] per share and the dilution to new investors by $[•] per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, each 1,000,000 share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover page of this prospectus) would decrease the pro forma as adjusted net tangible book value by $[•] per share and the dilution to new investors by $[•] per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option, in full, the pro forma as adjusted net tangible book value after this offering would be $[•] per share, the increase in pro forma net tangible book value per share would be $[•] and the dilution per share to new investors would be $[•] per share, in each case assuming an initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of September 30, 2022, on a pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. The calculation below is based on an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder	[________]	%	$	%	$
New investors		%		%
Total		100%		$100%

The number of shares of our common stock outstanding after this offering reflected in the tables and the number of shares of our common stock to be outstanding on a pro forma and pro forma, as adjusted basis, is based on [________] shares of our common stock outstanding as of September 30, 2022, and assumes [ ]; and excludes [ ].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Financial Data” and our audited financial statements and unaudited interim financial statements and related notes, each included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements and Industry and Market Data” in this prospectus.

Overview

We are a leading provider of service robotic solutions by developing, manufacturing, and deploying novel products that address the growing need for automation in the service industry. We develop and provide service automation solutions that directly address the labor shortage problem affecting the US service industry. Our solutions include delivery, commercial cleaning, food & beverage service, and customization and development service, which have been implemented more than 80 cities across the United States in restaurants, hotels, casinos, senior living homes, factories and retail centers. Our solutions automate repetitive and time-consuming tasks which allows clients to reallocate labor hours to more value-creating roles. Many of our clients see our robotic solutions as crucial to expanding and scaling their businesses.

Our product family was designed to provide labor-intensive businesses with robotic automation solutions. Hospitality is the most labor-intensive industry, which is why we have deployed our robots across restaurants, hotels, casinos, hospitals, bars, event spaces, and senior living homes. According to a February 2022 Frost & Sullivan study on the market for human-robot collaboration, the nonindustrial service robotic market is forecasted to grow by 27.8% annually to $230 billion dollars by 2025. By 2030, it is estimated that there will be over 200 billion robots operating globally by 2030. The market is currently in the phase where end-users and system integrators are still gaining experience in adoption and implementation of nonindustrial service robots. In North America, the primary driver for adoption will be the ongoing trend to automate menial or non-value-adding-tasks. These tasks include cleaning, transport and delivery, and food preparation.

Factors and Trends Affecting Our Business and Results of Operations

The following trends and uncertainties either affected our financial performance historically or are likely to impact our results of operations in the future:

•        As our robotic products market potential is seen by others, more competitors enter the market, which will lead to price competition and a decline in profit margins;

•        A recession will lead to a decline in customer demand in our robotic products and services;

•        Some of the products are currently assembled by suppliers in China, which may delay the supply if they are affected by international shipping, epidemic, geopolitical conflicts and other factors;

•        We anticipate that our general and administrative expenses will increase in the future as a result of increased costs associated with being a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys, and accountants, and personnel-related stock-based compensation costs, among other expenses, and, in the case of public company-related expenses, services associated with strengthening our internal control over financial reporting, maintaining compliance with Nasdaq listing and SEC reporting requirements, director and officer liability insurance costs, and investor and public relations costs, among other expenses.

•        Inflationary pressures are also a concern as it is difficult to make reliable projections for the cost of components. This means profit margins could be affected, and our pricing would need to re-evaluated on a regular basis.

•        The rising interest rate will lead to a higher borrowing cost. It will increase our cost for any potential future borrowing and financing activities. Higher interest rates reduce consumer spending and business investment, causing the economy to contract, which will impact our business and will reduce our customers’ purchasing power.

Results of Operations

Comparison of the three months ended December 31, 2022 and 2021

The following table summarizes our results of operations (in thousands) for the three months ended December 31, 2022 and 2021, together with the dollar change in those items from period to period:

	Three months ended December 31,		Change
	2022	2021
Revenue, net	$946	$613	$333
Cost of revenue, net	446	243	203
Gross profit	500	370	130

Operating expenses:
Research and development	855	400	455
Sales and marketing	79	73	6
General and administrative	767	432	335
Total operating expenses	1,701	905	796
Loss from operations	(1,201)	(535)	(666)
Other income (expense):
Interest expense, net	(1)	—	(1)
Total other expense	(1)	—	(1)
Loss before income tax expense	(1,202)	(535)	(667)
Income tax expense	—	—	—
Net loss	$(1,202)	$(535)	$(667)

Revenue

The total revenue for the three months ended December 31, 2022, and 2021, was $946 thousand and $613 thousand respectively. The $333 increase (or 35%) was brought on by an increase in revenue for the three months ended December 31, 2022 as a result of official launch of our robotics goods at the end of 2021. This increase was partially offset by a decline in revenue brought on by the sale of our two subsidiaries in December 2021, Uplus Academy LLC and Uplus Academy NLV LLC. These two Richtech subsidiaries was transferred to Zhenwu Huang, the company’s CEO and majority shareholder, on December 31, 2021. For information on this transaction, see Notes 6 and 6 in the Index to Consolidated Financial Statements for the three months ended December 31, 2022 and 2021. Our revenue (in thousands) by product for the three months ended December 31, 2022 and 2021 is shown below:

	Three months ended December 31,
	2022	2021	Change
Robotics
Product revenue	$613	$297	$316
Service revenue	232	3	229
Leasing revenue	91	33	58
Total robotics revenue	936	333	603
Smart hardware	1	247	(246)
Interactive system	9	33	(24)
Total	$946	$613	$333

For the three months ended December 31, 2022 and 2021, our overall robotics revenue was $936 thousand and $333 thousand respectively. The $603 thousand increase, or 64%, was brought on by the official launch of our robotics goods at the end of 2021, which led to sales throughout 2022.

Cost of Revenue, Net

Cost of revenue, net was $446 thousand and $243 thousand for the three months ended December 31, 2022 and 2021, respectively. The $203 thousand increase, or 46%, was due primarily to the increase of our robotic service revenue in the three months ended December 31, 2022.

Gross Profit

Gross profit as a percentage of total revenue was 53% for the three months ended December 31, 2022 compared to 60% for the three months ended December 31, 2021. The decrease in the gross profit percentage for the three months ended December 31, 2022 was driven primarily by the decreased sales price. There was a price discount for dealers due to the increased sales volume within the first fiscal quarter of 2023.

Research and Development Expenses

Research and development expenses were $855 thousand and $400 thousand for the three months ended December 31, 2022 and 2021, respectively. The $455 thousand increase, or 53%, from the three months ended December 31, 2021 to the three months ended December 31, 2022 was due primarily to our increased expenditure in developing of new products.

Sales and Marketing Expenses

Sales and marketing expenses were $79 thousand and $73 thousand for the three months ended December 31, 2022 and 2021, respectively. This increase in marketing costs was primarily due to the increased costs relating to participating in more industry exhibitions to our ADAM automation robot.

General and Administrative Expenses

General and administrative expenses were $767 thousand and $432 thousand for the three months ended December 31, 2022 and 2021, respectively. The $335 thousand increase, or 44%, from the three months ended December 31, 2021 to the three months ended December 31, 2022 was due primarily to an increase in professional service fees related to prepare for the initial public offering, and an increase in commission expenses caused by the higher sales.

Other Income (Expense)

Total other expense was $1 thousand and nil for the three months ended December 31, 2022 and 2021, respectively. The $1 thousand increase was due to the interest expense occurred within the three months ended December 31, 2022.

Income Tax Expense

Due to our loss, income tax expense was nil for both of the three months ended December 31, 2022 and 2021, respectively.

Comparison of the years ended September 30, 2022 and 2021

The following table summarizes our results of operations (in thousands) for the years ended September 30, 2022 and 2021, together with the dollar change in those items from period to period:

	Year ended September 30,		Change
	2022	2021
Revenue, net	$6,049	$6,031	$18
Cost of revenue, net	2,098	3,190	(1,092)
Gross profit	3,951	2,841	1,110

Operating expenses:
Research and development	1,772	1,980	(208)
Sales and marketing	297	2,342	(2,045)
General and administrative	2,258	3,550	(1,292)
Total operating expenses	4,327	7,872	(3,545)
Loss from operations	(376)	(5,031)	4,655
Other income (expense):
Interest expense, net	—	(2)	2
Loss on disposal in related parties	(18)	—	(18)
Total other expense	(18)	(2)	(16)
Loss before income tax expense	(394)	(5,033)	4,639
Income tax expense	(113)	(3)	(110)
Net loss	$(507)	$(5,036)	$4,529

Revenue

The total revenue for the fiscal years ended September 30, 2022, and 2021, was $6,049 thousand and $6,031 thousand respectively. The $18,000 increase (or 0.3%) was brought on by an increase in revenue in 2022 as a result of COVID-19 restrictions coming to an end. This increase was partially offset by a decline in revenue brought on by the sale of our two subsidiaries in December 2021, Uplus Academy LLC and Uplus Academy NLV LLC. These two Richtech subsidiaries was transferred to Zhenwu Huang, the company’s CEO and majority shareholder, on December 31, 2021. For information on this transaction, see Notes 5 and 6 in the Index to Consolidated Financial Statements for year ended September 30, 2022 and 2021. Our revenue (in thousands) by product for the fiscal years ended September 30 is shown below:

		Year ended September 30,
	Notes	2022	2021	Change
Robotics
Product revenue		$2,981	$108	$2,873
Service revenue		1,876	5	1,871
Lease to own revenue		164	9	155
Leasing revenue		277	23	254
Total robotics revenue		5,298	145	5,153
Smart hardware		562	5,014	(4,452)
Interactive system		189	76	113
Clinical service	(i)	—	796	(796)
Total		$6,049	$6,031	$18

____________

Notes:

(i)      Clinical service revenue was solely contributed from our two subsidiaries, Uplus Academy LLC and Uplus Academy NLV LLC. Uplus Academy LLC and Uplus Academy NLV LLC were disposed on December 31, 2021. See Note 6 and Note 7 for additional information for these disposals.

For the fiscal years ended September 30, 2022 and 2021, our overall robotics revenue was $5,298 thousand and $145 thousand respectively. The $5,153 thousand increase, or 3.6%, was brought on by the official launch of our robotics goods at the end of 2021, which led to sales throughout 2022. For the fiscal years ended September 30, 2022 and 2021, our smart hardware revenue was $562 thousand and $5,014 thousand respectively. This was the result of the country recovering from the COVID-19 pandemic in 2022, causing a $4,452 thousand, or 89%, decline in demand for automated temperature screening systems.

Cost of Revenue, Net

Cost of revenue, net was $2,098 thousand and $3,190 thousand for the years ended September 30, 2022 and 2021, respectively. The $1,092 thousand decrease, or 34%, was due primarily to the increase of our robotic service revenue in 2022, which has a lower sales cost compared to robotic product revenue.

Gross Profit

Gross profit as a percentage of total revenue was 65% for the year ended September 30, 2022 compared to 47% for the year ended September 30, 2021. The increase in the gross profit percentage in 2022 was driven primarily by the occurrence and recognition of our robotic service revenue, which has a higher margin. Our revenue is more diversified with 62% of the revenue from robotic product sale, and 31% form Robotic services in 2022. In 2021, almost all revenue was from product sale.

Research and Development Expenses

Research and development expenses were $1,772 thousand and $1,980 thousand for the years ended September 30, 2022 and 2021, respectively. The $208 thousand decrease, or 11%, from 2021 to 2022 was due primarily to our less expenditure in 2022 based on our more matured existing robotic products. Although research and development expenses slightly decreased in 2022, we expect it will increase in 2023 as we plan to develop our AI cloud platform and robots in integration with the service industry.

Sales and Marketing Expenses

Sales and marketing expenses were $297 thousand and $2,342 thousand for the years ended September 30, 2022 and 2021, respectively. This reduction in marketing costs was primarily due to better efficiency in our ability to target ideal customers by concentrating marketing efforts on the highest return on investment (ROI) activities. In addition, the success of our marketing efforts in 2021 had already put us at capacity in terms of manufacturing and installations for 2022.

General and Administrative Expenses

General and administrative expenses were $2,258 thousand and $3,551 thousand for the years ended September 30, 2022 and 2021, respectively. The $1,293 thousand decrease, or 36%, from 2021 to 2022 was due primarily to the disposal of our two subsidiaries in December 2021. On December 31, 2021, Uplus Academy LLC and Uplus Academy NLV LLC, subsidiaries of Richtech have been disposed to Zhenwu Huang, CEO and controlling shareholder of Richtech. See Note 6 and 7 within the Index to Consolidated Financial Statements for details regarding this transaction.

Other Income (Expense)

Total other expense was $18 thousand and $2 thousand for the years ended September 30, 2022 and 2021, respectively. The $16 thousand net increase in total other expense was primarily due to the recognized loss on disposal of two of our subsidiaries in December 2021 and decrease in interest expense.

Income Tax Expense

Income tax expense was $114 thousand and $3 thousand for the years ended September 30, 2022 and 2021, respectively. The $449 thousand increase was primarily due to the increased taxable income generated in 2022. The tax expenses recorded for both of the year ended September 30, 2022 and 2021 differ from the U.S. federal statutory tax rate of 21% due primarily to the tax impact of state income taxes, non-deductible officers’ compensation, and transportation fringe benefits. For the year ended September 30, 2022 and 2021, we recorded income tax expense of $113 thousand and $3 thousand, and the effective tax rate is not applicable due to there were losses from continuing operations before income tax expense for both years presented.

Liquidity and Capital Resources

We believe that our existing cash as of the date of this prospectus will fund our current operating plans through at least the next twelve months from the date of this offering. Until we can generate a sufficient amount of revenue from the commercialization of our products and services, if ever, we expect to finance our future cash needs through founder investment, public or private equity or debt financings, third-party (including government) funding and marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches.

We will require additional capital to continue to fund our operations, advance our products and scale our sales and marketing capabilities. We will continue seeking additional financing sources to meet our working capital requirements, make investment in research and development and make capital expenditures needed to maintain and expand our business. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering.

Comparison of the three months ended December 31, 2022 and 2021

The following table summarizes our cashflow information (in thousands) for the three months ended December 31, 2022 and 2021, together with the dollar change in those items from period to period:

	Three months ended December 31,
	2022	2021	Change
Net cash provided by (used in):
Operating activities	$(1,237)	$(365)	$(872)
Investing activities	(21)	(162)	141
Financing activities	1,489	1,377	112
Net increase (decrease) in cash	$231	$850	(619)

Operating Activities

Net cash used in operating activities for the three months ended December 31, 2022 was $1,237 thousand, primarily due to a net loss of $1,202 thousand and a decrease of $35 thousand in net operating assets and liabilities. The cash flow impact from changes in net operating assets and liabilities was primarily driven by increases in accounts receivable of $284 thousand, and a decrease in accounts payable of $127 thousand, tax payable of $113 thousand, and current operating lease liabilities of $108 thousand, partially offset by decrease in inventory of $477 thousand, and increases in non-current operating lease liabilities of $93 thousand.

Net cash used in operating activities for the three months ended December 31, 2021 was $365 thousand, primarily due to a net loss of $535 thousand and an increase of $113 thousand in net operating assets and liabilities, partially offset by an non-cash items of $57 thousand. The cash flow impact from changes in net operating assets and liabilities was primarily driven by decreases in inventory of $32 thousand and increases in accounts payable of $98 thousand and non-current operating lease liabilities of $469 thousand, partially offset by increase in accounts receivable of $13 thousand and right-of-use asset of $469 thousand, and decreases in accrued expenses of $13 thousand. The non-cash adjustments to net loss was an increase of $57 thousand of non-controlling interest.

Investing Activities

Net cash position for investing activities were $21 thousand net cash used in investing activities for three months ended December 31, 2022 and $162 thousand net cash used for investing activities for year ended December 31, 2021, and primarily consisted of cash used for lending to related parties for both periods.

Financing Activities

Net cash provided by financing activities totaled $1,489 thousand for the three months ended December 31, 2022. We raised $1,400 thousand from issuance of ordinary shares, and received proceeds of $89 thousand from related party debt.

Net cash provided by financing activities totaled $1,377 thousand for the three months ended December 31, 2021, resulting from $1,500 thousand from issuance of ordinary shares, offset by $97 thousand for the repayment of relate party debt and $26 thousand for the repayment of long-term loans.

Comparison of the years ended September 30, 2022 and 2021

The following table summarizes our cashflow information (in thousands) for the years ended September 30, 2022 and 2021, together with the dollar change in those items from period to period:

	Year ended September 30,
	2022	2021	Change
Net cash provided by (used in):
Operating activities	$(2,646)	$(4,226)	1,580
Investing activities	64	(53)	117
Financing activities	1,556	603	953

Net increase (decrease) in cash	$(1,026)	$(3,676)	2,650

Operating Activities

Net cash used in operating activities for the year ended September 30, 2022 was $2,646 thousand, primarily due to a net loss of $507 thousand and a decrease of $2,196 thousand in net operating assets and liabilities, partially offset by an non-cash items of $57 thousand. The cash flow impact from changes in net operating assets and liabilities was primarily driven by increases in accounts receivable of $1,612 thousand, inventories of $389 thousand, Right-of-use asset of 382 thousand and a decrease in accounts payable of $305 thousand, partially offset by increases in current and non-current operating lease liabilities of $387 thousand and tax payable of $108 thousand. The non-cash adjustments to net loss was an increase of $57 thousand of non-controlling interest.

Net cash used in operating activities for the year ended September 30, 2021 was $4,226 thousand, primarily due to a net loss of $5,036 thousand and an increase of $936 thousand in net operating assets and liabilities, partially offset by an non-cash items of $126 thousand. The cash flow impact from changes in net operating assets and liabilities was primarily driven by decreases in accounts receivable of $979 thousand and increases in accounts payable of $480 thousand, partially offset by increases in inventory of $312 thousand and decreases in current operating lease liabilities of $179 thousand. The non-cash adjustments to net loss was a decrease of $126 thousand of non-controlling interest.

Investing Activities

Net cash position for investing activities were $64 thousand net cash received from investing activities for year ended September 30, 2022 and $53 thousand net cash used for investing activities for year ended September 30, 2021, and consisted of payments made for purchase of property and equipment and sale of property and equipment for both years.

Financing Activities

Net cash provided by financing activities totaled $1,556 thousand for the year ended September 30, 2022. We raised $1,701 thousand from issuance of ordinary shares. These sources of cash were partially offset by $119 thousand used for the repayment of related party debt and $26 thousand of payments for long-term loans.

Net cash provided by financing activities totaled $603 thousand for the year ended September 30, 2021, resulting from the issuance of $283 thousand of related party debt and $400 thousand from the sale of ordinary shares, offset by $59 thousand for the repayment of relate party debt and $19 thousand for the repayment of long-term loans.

Funding Requirements

Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our AI cloud platform and the development of robots in integration with the service industry, and market expansion expenditures, including the United States, as well as Southeast Asian markets such as Japan and South Korea, and other international market development. We anticipate that we will continue to incur expenses for the foreseeable future as we continue to advance our products and services, expand our corporate infrastructure, including the costs associated with being a public company and further our research and development initiatives for our products. We are subject to all of the risks typically related to the development of robotics, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need additional funding in connection with our continuing operations.

We believe that our existing cash as of the date of this prospectus will fund our current operating plans through at least the next twelve months from the date of this offering. Until we can generate a sufficient amount of revenue from the commercialization of our products and services, if ever, we expect to finance our future cash needs through founder investment, public or private equity or debt financings, third-party (including government) funding and marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. The future sale of equity or convertible debt securities may result in dilution to our stockholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. Debt financings may subject us to covenant limitations or restrictions on our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable or acceptable to us. If we are unable to obtain adequate financing when needed or on terms favorable or acceptable to us, we may be forced to reduce the scope of or eliminate one or more of our product lines.

Our future capital requirements will depend on many factors, including:

•        the timing, scope, progress, results and costs of research and development for our AI cloud platform and the development of robots in integration with the service industry;

•        the cost of international market expansion;

•        the costs of future products commercialization activities, including manufacturing, marketing, sales, royalties and distribution, for any of our products and services;

•        the expenses needed to attract, hire and retain skilled personnel;

•        the costs to establish, maintain, expand, enforce, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing our patents or other intellectual property rights;

•        the costs of operating as a public company; and

•        the impact of the COVID-19 pandemic and deteriorating global economic conditions, which may exacerbate the magnitude of the factors discussed above.

A change in the outcome of any of these or other variables could significantly change the costs, timing and revenues associated with our products and product candidates. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such change.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2 to our audited financial statements included elsewhere in this prospectus for more information.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. See Note 2 to our audited financial statements included elsewhere in this prospectus for more information.

JOBS Act

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

For as long as we remain an “emerging growth company” under the recently enacted JOBS Act, we will, among other things:

•        be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal controls over financial reporting;

•        be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•        be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” including the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act. Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our common stock may be materially and adversely affected.

BUSINESS

Overview and Recent Developments

We are a developer of advanced robotic technologies focused on transforming labor-intensive services in hospitality and other sectors currently experiencing unprecedented labor shortages. With a global R&D team based out of China and the United States, we designed, manufacture and sell robots to restaurants, hotels, senior living centers, casinos, factories, movie theaters and other businesses. Our robots perform a variety of services including restaurant running and bussing, hotel room service delivery, floor scrubbing and vacuuming, and beverage and food preparation. We design our robots to be friendly, customizable to client environments, and extremely reliable. For example, our food service delivery robots typically make over 1000 deliveries every month in busy environments. Our current customer base includes major hotel brands, national chain restaurants, leading senior care facilities, and top casino management companies.

Our mission is to integrate robotics and automation into our everyday lives. We envision ourselves becoming the first robotics “Super-operator,” where thousands of our robots are deployed out in the field and managed by Richtech’s AI Cloud Platform (ACP). As a Super-operator, our robotic fleet will be performing a wide variety of tasks within a business, from completing deliveries and scrubbing floors to cooking noodles and preparing drinks. Our ACP platform will allow businesses to plug in their robots and immediately leverage an immense amount of data to optimize workflows, lower management complexity, and minimize labor dependency.

In 2022, we executed a Master Service Agreements (“MSAs”) with a major hotel brand with over 5,000 properties worldwide. We anticipate a nationwide rollout starting in 2023. We also entered into an MSA with one of the nation’s largest restaurant chains with over 2,000 locations in the United States. We expect to receive a formal purchase order in 2023. Additionally, we entered into an MSA with one of the top casino companies in the United Sates. We expect to receive a $1 million-dollar purchase order in the first quarter of 2023. We are in pilot/testing phases with over a dozen other national enterprises in the hospitality sector. These enterprises have placed service automation as one of their top innovation priorities as they struggle to adapt to the ongoing labor shortage. We expect to have three to five more enterprise customers sign MSAs by the end of 2023 and begin rollouts in 2023 through 2024.

In addition, 2022 has seen the extremely successful launch of our ADAM food and beverage automation system. We deployed ADAM at multiple events around the country including for companies such as one of the “Big Four” accounting firms and a global alcoholic beverage company and for major U.S. celebrities.

The ADAM system we exhibited at these events was a proof of concept for a truly autonomous food and beverage system which would allow restaurants to eventually fully automate their back-of-house operations. This is major step in bringing restaurant automation to the next level. Looking to the future, we plan to rapidly expand our operations in the commercial B2C space by leveraging the ADAM system, and the innate advantages of a robotics enabled business.

In the first quarter of calendar year 2023, we expect to launch the first robotic restaurant concept, which we believe will provide customers with a satisfactory robot-centered experience, have high gross margins, and be easy to implement anywhere in the United States. We already have several customers that have placed orders for autonomous beverage stands which are scheduled to be delivered by April 2023.

Convertible Notes

In November and December 2022, we issued nine promissory notes (the “Notes”) to nine investors, in an aggregate principal amount of $1,400,000, for the provision of consulting, advisory and technical support services to our Company. The Notes each bear an interest of 16% per annum and have a maturity date of 18 months after issuance (“Maturity Date”). On December 17, 2022, we amended the Notes and entered into promissory note conversion agreements with each Note holder, pursuant to which the outstanding balance of principal and accrued interest of each Note were converted into an aggregate of 9,231,000 shares of Class B common stock (“Conversion Shares”). The holders of the Notes are entitled to have their Conversion Shares registered in a registration statement that shall be effective no later than the Conversion Date (the “Conversion Shares Registration Statement”). If (a) the Conversion Shares Registration Statement has not been filed by the Company prior to the earlier of the sixth (6th) trading day following (x) the date of the closing of our initial public offering or (y) the date of the commencement of trading of our common stock (the “Conversion Date”), or, if filed, has not been declared effective by the Securities and Exchange Commission prior to the Conversion Date, or (b) the Company is unable to fulfill a completion of a minimum $15,000,000 initial public offering of its securities and listing of its common stock for trading on Nasdaq or other national securities exchange no later than the Maturity Date, each holder will have an option, exercisable for a period of 90 days after the Maturity Date, to sell the Conversion Shares back to the Company at an aggregate price equal to the principal amount of each Note and all interest accrued thereon, and such sale shall occur no later than ten business days after the Company’s receipt of such notice from each holder.

Corporate History and Corporate Structure

Richtech Robotics Inc. was originally founded as Richtech Creative Displays LLC in Nevada in July 2016. The primary business at the time of incorporation was product development work related to machine vision used to process video feed and produce usable outputs. Applications of this work included interactive projection systems, facial recognition applications such as for temperature screening, and eventually environmental image recognition, obstacle avoidance recognition, and virtual positioning analysis necessary for indoor robot navigation. From 2019 to 2020, we designed, developed, and built indoor delivery robots. In response to COVID, we pivoted to providing temperature screening robots that utilized AI algorithms to detect a face and pinpoint the location of the forehead to take an accurate temperature measurement. As fears around COVID subsided and the labor shortage took hold, we pivoted back to providing delivery robots and other service-related robots.

Detailed Ownership History

Richtech Robotics Inc. was converted from Richtech Creative Displays LLC which was incorporated on July 19, 2016 in Nevada by Richtech System Ltd with initial investment of $150,000.

On September 1, 2021, Richtech System Ltd, transferred all of its 100 member units in Richtech Creative Display LLC to Zhenwu (Wayne) Huang in exchange for a sum of $150,000. On November 30, 2021, Renmeng LLC, a Nevada limited liability company, purchased 9.15 member units in Richtech Creative Display LLC for $1,500,000.

Richtech Creative Displays LLC was converted to Richtech Robotics Inc in June 2022 and issued an aggregate of 10,000,000 shares of common stock in exchange for the member units of the limited liability company as illustrated below.

Name	Number of Shares	Consideration
Zhenqiang Huang	1,973,000	Exchanging 120 member units in Richtech Creative Displays LLC, a Nevada limited liability company
Zhenwu Huang	7,877,000	Exchanging 479.2 member units in Richtech Creative Displays LLC, a Nevada limited liability company
Renmeng LLC, a Nevada limited liability company	150,000	Exchanging 9.15 member units in Richtech Creative Displays LLC, a Nevada limited liability company

In October 2022, the Company effected a 4-for-1 forward stock split and concurrently designated two classes of common stock, designated as Class A common stock and Class B common stock (the “Stock Split”). All of the then-outstanding shares of common stock were redesignated as shares of Class A common stock in connection with the Stock Split. As a result of the Stock Split, Zhengqiang Huang held 7,892,000 shares of Class A common Stock, Zhenwu Huang held 31,508,000 shares of Class A common stock, and Renmeng LLC held 600,000 shares of Class A common stock. Immediately after the Stock Split, Renmeng LLC and the Company entered into a Conversion Agreement, dated as of October 21, 2022, pursuant to which Renmeng LLC converted all of its shares of Class A common stock into an equal number of shares of Class B common stock (the “Renmeng Conversion”). As a result of the Renmeng Conversion, Renmeng LLC holds 600,000 shares of Class B common stock.

In December 2022, Zhenwu Huang transferred 1,200,000 shares of Class A common stock to Phil Zheng, in exchange for a payment of $30,000 from Phil Zheng. Immediately after the transfer, Phil Zheng and the Company entered into a Conversion Agreement, dated as of December 2, 2022, pursuant to which Phil Zheng converted all of his shares of Class A common stock into an equal number of shares of Class B common stock (the “Zheng Conversion”). As a result of the Zheng Conversion, Phil Zheng holds 1,200,000 shares of Class B common stock.

In December 2022 and January 2023, we issued the following shares of our common stock to the listed holders, in each case the consideration being services rendered:

Name of Holder	Number of Shares	Class of Common Stock	Date of Issuance
King Bliss Limited	6,153,846	Class A Common Stock	12/20/2022
Practical Excellence Limited	1,600,000	Class B Common Stock	12/12/2022
Robust Century Ventures Limited	1,400,000	Class B Common Stock	12/13/2022
Tower Luck Group Limited	1,350,000	Class B Common Stock	12/15/2022
Broad Elite Ventures Limited	1,800,000	Class B Common Stock	12/16/2022
Normanton Tech PTE. LTD.	466,000	Class B Common Stock	1/15/2023

Subsidiaries

As a contribution to local children with Autism, Richtech established two subsidiaries to provide applied behavior services to local families, and also applied computing vision technologies to help children’s therapy. Uplus Academy LLC (Uplus) and Uplus Academy NLV LLC (Uplus NLV) are privately held limited liability companies located in Nevada. Uplus was founded in 2019 and Uplus NLV was founded in 2020 as a second location with same mission as Uplus. As of December 31, 2021, Richtech invested $632,500 in Uplus for 60% of equity interest and $408,800 in Uplus NLV for 80% of equity interest, respectively. At the end of December 2021, Richtech sold the equity interest of Uplus and Uplus NLV for the considerations of $126,900 in total to Mr. Zhenwu Huang.

Our Products and Services

Our products are categorized into three kinds of service automation: indoor transport and delivery, sanitation, and food and beverage automation. Our target market is the hospitality sector, which includes restaurants, hotels, casinos, resorts, senior care, hospitals, and movie theaters. We also plan to leverage our expertise in food automation to bring services directly to the consumer with the ADAM system which is discussed below.

The majority of our robots can be characterized as Autonomous Mobile Robots (AMRs), meaning that our robots can understand and move through its environment independently. AMRs differ from their predecessors, Autonomous Guided Vehicles (AGVs), which rely on tracks or predefined paths and often require operator oversight. Our AMRs understand their environment through an array of advanced sensors, with the primary sensor being a LiDAR which stands for Light Detection and Ranging. The LiDAR is able to create a 2D map of the environment by sending out laser pulses and measuring the time it takes to bounce back, similar to sonar but far more accurate. Secondary sensors such as RGBD cameras that detect color and depth of images, ultrasonic proximity sensors, and standard AI machine vision that can recognize objects are used in sync to create an in-depth understanding of the robot’s environment. These sensors, combined with a robust navigation software stack based on AI algorithms, provides our robots the ability to perform dynamic path planning through their environments.

The ACP service is a business optimization tool that allows customers to benefit from the rich operational data generated by the robots. Each AMR can operate independently in the real world and report data up to the ACP. The ACP can then utilize the data to optimize workflows, enhance guest experiences, and minimize waste. The ACP will store robot utilization metrics for analyses and reporting, providing clients with detailed operational data.

Indoor Transport and Delivery

In the transport and delivery category we have two main product lines, the Matradee line of server assistant robots geared towards restaurants and restaurant-like environments, and the Richie [and Robbie] line of room service robots that can service hotels, resorts, casinos, and health care facilities.

Matradee is a robot designed for dining spaces that can be used for bussing, serving, hosting, advertising, and entertaining. For example, Matradee will transport food from the kitchen to the table where a waiter can come by and serve the guests. The waiter could then load the Matradee with dirty plates and send it to the dish washing zone in the kitchen. This keeps the waiter on the floor serving guests and reduces physical stress on the waiter. The robot is designed to operate in narrow and busy environments, navigating around tables and people in order to get to its destination. Typically, a Matradee will perform over 1000 deliveries per month in a busy restaurant. On the ACP, clients can review number of deliveries, distance traveled, hours of operation, utilization patterns over time, and manage their robotic fleet.

Matradee was designed to have a large carrying capacity and to be able to carry as much food as three to four waiters combined per trip. The robot is designed to be extremely stable so that it can carry wine glasses and delicate food items without spilling. It can also be used to greet guests at the reception area and lead them to their table. With a battery life of eight to fourteen-hours between charges, the Matradee can run for the entire day without taking a break. When multiple robots are deployed in the same space, the robots communicate over short-range radio waves to coordinate and make way for each other.

One of the biggest advantages of the Matradee is the ease of deployment and reliability. Standard deployments involving full installation and staff training are typically completed within three to four hours. The robot is not connectivity dependent and can operate fully offline. These features decrease the difficulty of deployments and dramatically increase the variety of environments in which the Matradee can be deployed successfully. This allows more deployments, lower costs, and faster scaling.

The Matradee is currently deployed in restaurants, hotels, casinos, senior living homes, and factories. Many of these businesses have either operate restaurants or have restaurants-like businesses so the primary task the robot performs is delivering food from the kitchen to the tables, and bussing dirty dishes back to the dishpit. Some factory clients also utilize the Matradee for delivery of parts by making use of the remote summoning feature to call the robot to specific stations to pick up items for delivery.

Richie and Robbie are our room service delivery robots, that are elevator enabled and can traverse over 850,000 sq. ft. This robot is able to make deliveries to any destination inside a building. The robot can call the elevator to travel up and down floors, and once it gets to its destination, it notifies the guest that their delivery has arrived. These robots navigate using the same principles as the Matradee, a combination of sensors and AI-based navigation algorithms.

Richtech also provides a number of accessories that work to further optimize Richie and Robbie. An automated vending machine (AVM) can be deployed to automatically dispense commonly requested items such as water or toothpaste directly into the compartment of the robot, allowing for a fully automated delivery process. Guests can place orders directly through their phone via a client app or scannable QR code menu. Fully automated deliveries are expected to be fast and reliable, without the need to heavily engage staff. In addition to being a great labor-saving tool, these robots can increase hotel revenue by broadening room service availability hours and making it easier for guests to place orders.

All data is reported back to the ACP for reporting and analysis. The ACP provides clients with detailed breakdowns of delivery metrics including, but not limited to, travel distance, number of deliveries, duration, and status of the robots. The ACP also provides additional advanced features such as delivery playback, remote deployment, and instrument preemptive maintenance scheduling.

Other advanced features of these room service robots include:

•        Advanced door access control functions that will open doors via short range communication protocols;

•        Advanced “anti-trip” safety mechanisms for when a person attempts to block the robot with their feet;

•        360-degree sensor field of view at all times;

•        Delivery security features including pin-based and biometric access methods;

•        High-gradient tolerance of up to 13 degrees;

•        Intelligent AI recognition technologies that allows speed adjustments depending on environmental factors; and

•        Auto-docking to charging port when not in use to maximize uptime

Richie and Robbie were launched this year, and currently being tested by our hotel clients. We expect rollouts to begin in early 2023.

Sanitation

CX	SX	MX

DUST-E is our autonomous commercial cleaning robot product line that features three distinct models, the CX, SX and MX.

The CX is our smallest robot designed to perform routine vacuum and mopping in spaces less than 10,000 sq. ft. The CX is tailored to indoor hard floor office environments. The system incorporates a base station tower that charges the robot, automatically exchanges dirty water for clean water, and empties the dust bin for maximum coverage and convenience. The CX, as with all robots in this line, has a pressurized mop and comes with optional UV disinfection.

The SX is for larger and more challenging environments under 100,000 sq. ft. The primary use case for the SX is in open commercial spaces such as lobbies of hotels and more challenging surfaces such as those of restaurants where there may be food debris and spills. The SX utilize a high-power vacuum and multi-roller system that categorizes the debris it picks up for a one-pass cleaning efficiency. The SX comes with a number of advanced features including a charging station with a ten-gallon clean water tank for automatic water exchange, scheduled cleaning functions, and precise localization that brings down the wall gap to just three centimeters.

Future models are expected to include an AI driven categorization system that adjusts the cleaning routine according to the type and intensity of the mess being cleaned.

The MX is our largest unit capable of cleaning spaces up to 500,000 sq ft. Designed with professional cleaning in mind, the MX is a floor scrubber tailored to large industrial and commercial spaces such as warehouses, factories, large hotel floors, event spaces, schools and universities, and department stores. The MX comes in a variety of configurations that accommodate different floor types from bare concrete to more sensitive vinyl tiles. Designed for heavy-duty cleaning, the MX comes with a 30-gallon water tank, weighs over 600 lbs., and provides a brush pressure of 13.2g/cm2.

Data collected by the ACP provide clients with utilization metrics as well as a cleaning maps which show the path the robot took during its cleaning routine. The ACP is expected to provide reminders for routine replacement of consumable and renewable components, and preemptive maintenance alerts for all robots.

Food and Beverage Automation

RICHTECH
ROBOTICS
RICHTECH
ROBOTICS
INVITED
TO TASTE
COCKTAIL

ADAM is our food and beverage automation robot. The core concept of ADAM is to develop a fully independent food and beverage business based entirely on robots and automation. The dual six-degree-of-freedom robotic arms are designed to provide the same level of flexibility as a human arm, allowing ADAM to easily emulate human movements. We designed ADAM to be friendly and approachable by giving it a white and round exterior, and designed it to look more like a robot than a human to avoid the “uncanny valley” effect. (The uncanny valley is a concept that suggests that humanoid objects that imperfectly resemble actual human beings provoke uncanny or strangely familiar feelings of uneasiness and revulsion in observers. “Valley” denotes a dip in the human observer’s affinity for the replica, a relation that otherwise increases with the replica’s human likeness.) Future features are expected to include adding natural language processing to allow customers to directly speak their orders to the robot as they would with an employee.

ADAM is capable of making a wide variety of beverages including coffee, craft cocktails, and Boba tea autonomously. In 2022, we rented the ADAM bartending system out for corporate and celebrity events. Clients included one of the “Big Four” accounting firms, a global alcoholic beverage company and a major U.S. celebrity. We plan to complete deep frying and noodle cooking functionality by Q3 2023. ADAM will also act as a platform for development. We plan to provide a software development kit (SDK) to third party developers to widen the applications in which ADAM can be deployed.

Our Industry

Our product family was designed to provide labor-intensive businesses with robotic automation solutions. We believe hospitality is the most labor-intensive industry, which is why we have deployed our robots across restaurants, hotels, casinos, hospitals, bars, event spaces, and senior living homes.

According to a February 2022 Frost & Sullivan study on the market for human-robot collaboration, the nonindustrial service robotic market is forecasted to grow by 27.8% annually to $230 billion dollars by 2025. By 2030, it is estimated that there will be over 200 billion robots operating globally by 2030. The nonindustrial service robotics market includes warehouse picker robots, self-driving floor scrubbers, customer service robots, delivery robots, surgery robots, food harvesting robots for agriculture, underground and underwater inspection robots, security robots, military defense robots, drug research robots and others.

The market is currently in the phase where end-users and system integrators are still gaining experience in adoption and implementation of nonindustrial service robots. In North America, the primary driver for adoption is expected to be the ongoing trend to automate menial or non-value-adding-tasks. These tasks include cleaning, transport and delivery, and food preparation. It is estimated the market will mature over the next decade, and human-robot collaboration will become prevalent around the globe by 2030.

Market Opportunities

The primary market for our robots and automation tools are businesses that cannot find affordable or reliable labor to perform certain task. We believe that the current economic environment provides conditions that should drive growth. As of October 2022, the number of open job opportunities nearly doubles the number of unemployed Americans. Two of the largest markets for our service robots are restaurants and hotels. As of 2022, there are over 660,000 restaurants operating in the U,S, employing almost 15 million people. As of 2022, there are over 130,000 hotels and motels currently in operation in the U.S. representing over five million hotel rooms. According to an American Hotel and Lodging Association survey, 97% of its members reported a worker shortage. More recently, Federal Reserve Chair Jerome Powell stated in his speech on November 30th, 2022 that there is a “current labor force shortfall of roughly 3-1/2 million people.”

Figure 4. Labor force shortfall and labor force participation rate gap

Millions
Observed labor force
CBO, Jan. 2020
2022:Q4
2022:Q3
172
170
168
166
164
162
160
158
2020
2021
2022
Percent
LFPR, ages 16+
Oct.
65
64
63
62
61
60
2016
2017
2018
2019
2020
2021
2022

Note: All data are adjusted for population controls. In the left panel, the "CBO, Jan. 2020" line appends the Congressional Budget Office's (CBO) January 2020 projected labor force growth over the years 2020-22 onto the level of the labor force in 2019:Q4 that is adjusted for population controls. In the right panel, data from 2016 through 2021 are from Robertson and Willis (2022) and are adjusted for the effects of population controls. Data from 2022 are published by the Bureau of Labor Statistics. The shaded bars indicate a period of business recession as defined by the National Bureau of Economic Research: February 2020-April 2020. LFPR is labor force participation rate.

Source: Congressional Budget Office; Bureau of Labor Statistics; Robertson and Willis (2022); staff calculations.

We believe our products not only provide a solution to the labor challenges faced by businesses today, but also a way to improve guest experience, lower operation costs and complexity, and provide a path to growth and scalability.

COVID-19 Effect

COVID-19 significantly impacted our business operations in several ways. Our product focus is in the hospitality space so as a result of widespread COVID-19 shutdowns we had to innovative. The Company pivoted to providing COVID related products and services such as temperature measurement equipment and QR code health questionnaires. This was the Company’s main focus from 2020 to 2021.

While hospitality services re-opened to some degree in 2021, many locations were still under lockdown or under some level of restrictions such as limited indoor dinning. These factors limited the amount of traction we could achieve in 2021. Supply chain disruptions did occur in 2021, which delayed deliveries of products but these have since been resolved and are no longer affecting our business.

COVID also accelerated the adoption of robotics by addressing the already challenging labor market situation, especially in hospitality where many jobs were eliminated during the pandemic and employees did not return to their jobs once conditions permitted.

Our Competitive Strengths

We believe we are one of the current leaders in the service robotics market for the following reasons:

•        First Mover Advantage:    The nonindustrial service robotics market has no clearly defined market leader. Our Matradee robot is one of the earliest restaurant service robots to launch in the U.S. market, and we believe we are recognized by customers and competitors as an established brand in the restaurant service robotics space. We believe that there is only one other competitive product that was launched for room service delivery prior to our Richie and Robbie being introduced to the market. Based on our extensive knowledge of the service robotics industry, we believe ADAM to be one of the earliest commercialized humanoid robots in the U.S. that can be utilized to serve both food and beverages in a real-world environment. We have not seen any other robot like ADAM that has come to market and been deployed at any scale.

•        Reliable Technology:    Our reliable AI navigation and obstacle recognition algorithms provides our robots with what we believe is best-in-class reliability and performance. The combination of advanced sensors and redundant obstacle avoidance protocols makes our robots extremely safe and intelligent. The ACP maximizes the potential of the data generated by these robots to provide clients a level of insight into the day-to-day operation of their businesses. Advanced features of the ACP include robot control and analysis systems, preemptive maintenance systems, and business optimization systems.

•        Broad Product Offerings and Synergies:    Unlike our competitors that only provide one robot or one type of robot, we have a breadth of robotic solutions to deploy depending on a client’s needs. This is very advantageous as we can bring in new customers from a variety of different use cases and attempt to encourage customers to consider our other robotic solutions, providing a holistic approach to our client’s needs. If a hotel client is having difficulty finding servers for their restaurants, they are most likely also experiencing shortages in cleaning staff, front desk staff, room service staff, cooks, greeters, bartenders etc. Having a variety of products not only provides clients with a one-stop-shop for their service robotic needs, it also creates the impression that we are a reliable resource to consult as they approach the general adoption and implementation of robotic solutions across different sectors of their business.

•        Distribution:    We have an extensive network of distribution channels with over 30 regional and national distributors. These distribution partners span across a broad array of sectors including healthcare, senior living, hotels, and restaurants. Distribution partners are engaged after a review of market opportunities they bring to Richtech and their company’s capabilities as a distributor. During this engagement process distribution terms are discussed and a distribution agreement is eventually signed. In 2022, 20-30% of total revenue was generated through these distribution channels.

•        Enterprise Partnerships:    We have executed MSAs with several large enterprise customers that in total represent over 9,000 restaurant and hotels. We have on-going pilot programs with several dozen enterprises that represent over 40,000 locations. Our enterprise partners represent the largest players in the restaurant, hotel, senior living, and casino industries. We believe our ability to form enterprise level partnerships will be a major differentiating factor between us and competitors over the next two-three years.

•        Business Model:    Richtech is at the forefront of the service robotics market with its current technology and resources to launch a robotics-based franchise business. We believe this is the best way to capitalize on our technology allowing us to produce food and beverage delivery products at a lower cost than competitors. This business model also solves for two of the significant problems the hospitality industry currently faces, labor and quality control.

•        Market Coverage:    Richtech currently provides deployment and maintenance services to the entire continental United States and Hawaii. We have deployments in 37 states and anticipate adding more on a monthly basis. Our ability to maximize the addressable market should accelerate the growth of our business. With a larger market share, we can utilize economies of scale to better compete against our competitors.

Our Strategies

We intend to establish ourselves as the leading provider of service robotic solutions by developing, manufacturing, and deploying novel products that address the growing need for automation in the service industry. The key components to our growth strategy include:

•        Building our commercial organization:    We plan to expand our sales teams to increase our coverage across all hospitality sectors. We have already begun connecting with external regional sales teams in the food and beverage space and having them introduced our products to their existing customer base. This effort is being spearheaded by our Vice President of External Sales who has over 30 years’ experience launching technology products. We expect this network to grow to over 100 independent sales representatives across the United States before the end of the 2023 calendar year.

•        Penetrate the hotel market with Richie and Robbie:    We will continue to work with hotel clients to implement room service robots. Our hotel enterprise partner is planning to make our robots a brand standard across all their hotels. We will also be launching the AVM to assist in proving the use case and improving return on investment for clients. Once we enter into a formal agreement with our hotel enterprise partner we expect adoption to scale quickly as we expect to deploy thousands of robots across the United States.

•        Launch and scale our robotics franchise brand:    We have already secured a space inside The Forum Shops at Caesars Palace in Las Vegas, NV, as the first location of our robot restaurant franchise. A robotics-based restaurant business addresses the two biggest challenges facing franchisees of traditional restaurants today, which are labor and quality consistency. This opens the way for a wide variety of scalable businesses based on the ADAM system. We plan to prove this concept in Las Vegas and invite franchisees to purchase ADAM systems to deploy across the United States. We expect that this will generate significant recurring revenue.

•        Establish enterprise partnerships:    We plan to continue to place strong emphasis on forming enterprise relationships in the hotel, restaurant, casino, and senior living sectors. We see enterprise adoption as the biggest stepping stone towards our success. By securing enterprise clients, we will be able to represent ourselves as the most qualified vendor in the service robotic market.

•        Penetrate the education and government markets:    We plan to expand our marketing and sales efforts in the education sector as schools and universities represent a significant share of the commercial cleaning robot market. We also plan to form a specialized public sector sales team specifically to target education opportunities and other governments contracts.

•        Expanding our R&D team:    We intend to continue to invest heavily in the technical development of new robots and expand our service offerings. This will require us to form additional technical teams to support this development. For example, we plan to launch a senior care focused line of robotic solutions as we have identified senior living is one of the most understaffed sectors in the United States. This new line of robotics will be focused on alleviating skilled nursing duties and substituting for strenuous repetitive tasks that are necessary to keep elderly guests healthy.

Our Challenges

The challenges the Company currently faces include the following:

•        Market Competition:    Like with all companies, we face pressure from competitors particularly in the restaurant space. This puts pressure on our margins and increases marketing and sales costs. These competitors are listed in the next section.

•       Customer Education and Adoption:    Since service robotics is still very new, customers are slow to make decisions and must go through a testing process to ensure the robots work for their business. This slows down the sales process which increases the cost of sales.

•        Service Coverage and Costs:    Our customers are spread across the country, and we have not yet reached the scale where we can support a nation-wide maintenance network. Therefore, currently have to rely on local third-party resources which are costlier.

•        Labor Shortage:    Even though we are a robotics company, we are not immune to the labor shortage. It has been challenging to staff certain technical and non-technical positions. It has also gotten costlier to attract good talent.

•        Rising Cost of Raw Materials:    Inflationary pressures are also a concern as it is difficult to make reliable projections for the cost of components. This means profit margins could be affected, and our pricing would need to re-evaluated on a regular basis.

Competition

The service robotics market is new so there is only a limited number of competitors. With the quality of our products, first mover advantages, enterprise partnerships, and a holistic approach to customer needs, we believe we are in a strong position to win a large portion of the market and establish ourselves as the premier provider of service robotics in the hospitality space. Our ACP platform also provides a unique advantage as we believe no competitor is able to match the breadth of information we can collect through implementing robots in multiple sectors of a client’s business.

The companies which pose the greatest competitive challenges to us, by product line, are listed below:

•        Matradee

•        Bear Robotics, Inc.:    Bear Robotics, based in Redwood City, California, offers the Servi robot. This robot is a round restaurant robot that is smaller, costlier to own, and less reliable than our Matradee. This is because Bear only offers customers a Robot-as-a-Service (RAAS) pricing model while we offer customers the ability to own the robot. The trays on our Matradee is 40% larger and we have one extra tray, which means our robot provides 60% more capacity than Servi. Additionally, Matradee is network independent while Servi requires constant network connectivity to function reliably.

•        Pudu Technology Inc.:    Pudu is robotics company based out of China that manufactures a variety of delivery robots. While Pudu robots are cheaper, they only operate in the United States through a distributor network and have no direct customer support or service network.

•        Richie and Robbie

•        Savioke, Inc.:    Founded in 2014, their Relay robot performs similar room service delivery tasks as Richie and Robbie. However, their robot has continued to face technical challenges which has stifled their growth. Our robots have larger carrying capacities and accessory functions such as the AVM which we believe provides more value to customers. Savioke was acquired by Relay Robotics Inc. in May 2022. (https://www.hospitalitynet.org/news/4110253.html)

•        DUST-E

•        Avidbots Corp:    Avidbots is a Canadian company that designs and manufactures Neo, which is a functional equivalent of the DUST-E MX. The MX offers similar functionality for over $10,000 less, and lower maintenance costs. Avidbots do not manufacture any other models of cleaning robots outside of Neo, limiting their ability to compete with us to only large public and commercial spaces.

•        Tennant Company:    Based in Minnesota, Tennant’s T7AMR and equivalent robotic ride-on floor scrubbers are direct competitors to the MX. Tennent does not provide smaller cleaning robots limiting their ability to compete with us to only large public and commercial spaces. Additionally, the T7AMR is extremely bulky as it is designed to have a seat for the rider which severely limits its applications in environments that have narrow hallways such as schools, hospitals, and universities.

•        ADAM

•        Miso Robotics Inc.:    Miso Robotics produces single robotic arm food restaurant automation robot, Flippy. Miso has only a handful of live deployments, and the majority of deployments they do have are in test environments with partners. We expect that ADAM will be serving hundreds of real customers every day before Flippy gets out of development and testing.

•        Cafe X Technologies, Inc.:    A Silicon Valley startup, Cafe X is a robotics coffee bar company that has implemented two robotic kiosks inside the San Francisco airport and one inside a museum in Dubai. ADAM is able to provide a wider array of food and beverage choices to customers.

Our Operations

The Company is organized in a functional structure with sales, marketing, tech support, customer service, product development, creative design, manufacturing, procurement, accounting, and administration departments. Executive decisions are communicated to department managers to execute. The CEO directly oversees the product development, creative design, and administration teams. He also provides directives to other departments and executives as he sees fit. The COO has primary responsibility over the sales, marketing, tech support, and customer service teams as well as the coordination of different departments on large-scale projects. The CFO has primary responsibility for procurement, manufacturing, and accounting departments.

Product development teams carry out research and development tasks and are organized according to product category. Each development team is comprised of several engineers linked with a product manager, and work closely with the creative design and manufacturing teams. Employees may belong to multiple product development teams at the same time as there is significant technical overlap in AMR development. The development teams are overseen directly by the CEO and is responsible for the ideation, engineering, and testing of new robots.

Customer facing departments which include sales, marketing, tech support, and customer service utilize a variety of technology tools to keep clear customer records and respond to customer requests. These tools include Salesforce CRM, ClickUp, Zoominfo, Apollo.io, Jotform, Zendesk, Zoom, and Google Workspace. Salesforce is used as the preferred CRM for sales recordkeeping. ClickUp, Zendesk and Jotform are used by the customer service and tech support team to keep track of customer requests and schedule robot installations. Zoominfo and Apollo.io are utilized for lead generation by the sales and marketing teams. Zoom and Google Workspace are used across the company for meetings, email, and filesharing. The technical support department also provides feedback to the product development team regarding any issues customers experience with the robots out in the field, as well as requests for additional features.

Internal departments which include procurement, manufacturing, and accounting are overseen by the CFO. The manufacturing and procurement departments primary focus is maintaining supply chains and delivery timelines specified by the CFO based on projections made according to sales data. The accounting team processes accounts payables and receivables, audits internal accounting records, and generate financial reports.

Our Revenue Model

Our business model is currently a combination of direct sales and robotics-as-a-service (RAAS). We both sell and lease our robots to customers and provide accompanying services such as deployment, maintenance, and warranty services. To provide an effective comparison, the table below shows only sales made under Richtech and does not include UPLUS sales despite the fact that it was spun off at the end of 2021.

	FY2021	FY2022
Product Sale	99.68%	61.70%
Service Sale	0.05%	31.01%
Lease to Own	0.18%	2.72%
Lease (RAAS)	0.09%	4.57%

Our Customers

Most of our clients are in the hospitality sector, which is an extremely diversified B2B market where the clients range from individual mom and pop restaurants to large national or global enterprises. We have deployed close to 200 robots in the last two fascial years. These robots are currently operating in the field across 34 states in the U.S., providing services in diverse environments including restaurants, casinos, hotels, as well as factories, schools, and senior living.

Clients come from four main sources, one is our inbound website and phone line from online marketing, the second is outbound sales activity such via emails, phone calls, LinkedIn, door-knocking, the third is through conventions and networking, the fourth being referrals and word-of-mouth.

Customers are often referred to us by other companies because of our proven track record of successful robotic deployments. For example, when we deployed 28 robots for Flix Brewhouse, we were asked to perform an integration with their ticket management system which was operated by another vendor. This integration was a success, which led to this vendor inviting us as a speaker to their annual customer conference in February 2023. We will be hosting a session during the conference to talk about robotics and automation in the dine-in movie theater sector, and we will be having our existing customers as panelists. Another example of this is with a tax consulting firm. After meeting through a mutual customer, they invited us to speak in front of their customers about the implications of robotics and how they could leverage robots in their businesses. The robotics industry is extremely hot right now, and as experts in this field, other companies see us a valuable resource to introduce to their customers and provide value.

For customers that order in bulk quantities such as distributors and larger clients, we provide between 5% to 30% discount depending on quantity and customer type. This price is negotiated with each customer individually and not public. For some customers, we also add additional services such as extended warranties and carry out integrations with their existing systems. For referrals, we provide 10% of revenue generated as commission to the referral customer or agent. There are also some sales events we run near the end of our fascial year and around the holiday season in November and December to push customers we have been talking to throughout the year over the line.

While our current customer base is in the B2B sector, we anticipate expanding into the consumer sector with the launch of the ADAM robotic franchise. We plan to grow our customer base in both the B2B and B2C markets by making full use of our strategic advantages in each sector and leveraging relationships of our distribution network.

Customer Services

As a company, we place strong emphasis on providing a positive customer experience for the client and their customers. We provide nationwide installation, shipping, maintenance, and warranty services. Shipping and installation are coordinated with the client by our customer service and technician teams. Maintenance services are provided for customers to prolong the longevity of the robots including onsite assistance as needed. Maintenance visits typically encompass an overall health check on the robot, removal of debris and cleaning, edits to mapping or settings, and training of client staff.

For warranty claims, our customer service department works with the customer to verify the validity of the warranty claim, and if valid, schedules for the exchange of the robot as quickly as possible. We endeavor to complete all exchanges within five business days.

The customer service team also reaches out to our clients on a regular basis to ensure their enjoying their use of their robot, and to inquire about any service requests they may have.

All robots support remote diagnostic functions so our technicians can provide quick and effective remote troubleshooting. All customers are provided lifetime remote customer support.

Customer satisfaction also depends on whether a client is getting a product that is right for them and suits their space. To this end, we have a full in-house design team that provide customers with custom warp designs, graphical user interfaces (GUIs), create 3D renderings of buildouts, and promotional materials for their staff and customers.

Suppliers (Materials, Products and Other Supplies)

Richtech has more than 20 major suppliers primarily located in the United States and China. For the Matradee, Richie, Robbie, and DUST-E productsm, Richtech outsources manufacturing to contract factories. These factories manufacture the robots to our specifications and installs our software. For the ADAM system, the finished body components are manufactured in China and shipped to the United States where it is assembled. These assembled components are then combined with materials purchased in the United States to complete the system.

Currently the largest supplier, SUNWING INDUSTRIES LIMITED, provided $461,454 in materials in 2022. The second largest was Google, with a purchase amount of $213,285.64 in 2022. The third was ICEKREDIT, with a purchase amount of $205,000 in 2022. The fourth was UFACTORY TECHNOLOGY (HONGKONG) Co., LIMITED, with a purchase amount of $120,572.5 in 2022. The fifth was FedEx, in 2022 with a purchase amount of $107,767.14.

We depend on sole source suppliers for certain components in our products, such as batteries and touchscreens. In many cases, we do not have long-term supply agreements with these suppliers. Instead, our contract manufacturers typically purchase the components required to manufacture our products on a purchase order basis. See “Risk Factors — Risks Related to Our Industry and Business — Our products incorporate certain components from sole source suppliers, and if our contract manufacturers are unable to source these components on a timely basis, due to fabrication capacity issues or other material supply constraints, or if there are interruptions in our, or our contract manufacturers’, relationships with these third-party suppliers, we may not be able to deliver our products to our distributors and customers, which may adversely impact our business.” and “Risk Factors — Risks Related to Our Industry and Business — We rely on third party manufacturers/suppliers and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.”

Marketing and Sales, Distribution and Logistics

Our sales strategies aim to scale revenue as quickly as possible without relying on high expenditure of capital or human resources. These strategies involve forming relationships, leveraging partner resources, and finding the most effective methods to grow revenue. First, we form relationships with companies that have the most influence and resources in each of the restaurant, hotel, and senior living sectors. For restaurants, this means companies like major food distribution and point-of-sale companies that have a large distributed sales force and a massive customer network in the United States. Hotel and senior living sectors are much more concentrated, so we primarily focus on companies that set industry standards, and leverage our success with these companies to promote our brand and products. Second, we build out networks of referral agents, independent sales agents, and distributors that provide high penetration into the market at a local and regional level. Companies that wish to become our distributors or resellers must provide evidence they have the technical know-how and financial capability to effectively represent our brand. Potential distributors are asked to provide evidence of strong sales revenue, adequate technical support capabilities, and a list of customers they will be approaching with our product. Distributors are only certified once we find that their customer base is a good fit for our products and they have the capabilities to represent our brand. We currently have

12 certified distributors operating in the U.S., 35 certified independent sales agents, and an internal enterprise sales team of 5. Third, we build and retain a professional internal enterprise sales force that is creative, driven, and believes in the mission and values of the company. This sales force is our liaison with our partners and customers, who foster these relationships and build a solid foundation for the company.

We market our products primarily through digital marketing, sales outreach, industry exhibitions, and client referrals. Direct online inquiries are the main source of our leads. Over the last two years, we have exhibited at national conferences such as the Consumer Electronics Show (CES), National Restaurant Association Show, Future Travel Experience Global, Leading Age Annual Expo, Leading Age Leadership Conference, National Restaurant Association Leadership Conference, and the Bar and Restaurant Exhibition. We also hosted sessions at these shows to educate attendees on the value preposition around service robotics. For 2023, we plan to attend both CES and the National Restaurant Association Show.

Client referrals and testimonials have also been a strong accelerant to our growth. At one of our recent conventions, we hosted a session where two of our clients went on stage and spoke about the positive impacts of our robots. This included statistics such as how each robot was saving them $36,856 per year in labor costs. As we mentioned, many of our clients also come through referrals from other companies we meet via mutual customers. These companies introduce us to their clients as a resource for customers to learn about robotics and automation, and how they can apply these solutions to their business.

Order processing and logistics is managed internally. We currently have five people on our sales team. The sales team earns a flat 5% gross sales commission on top of base salary and bonuses. Orders are created by the sales team and approved for shipping by the Office General Manager. The Office General Manager checks that the order has been paid for, address information has been entered correctly, all required documentation and approvals are uploaded, and generally ensures all proper procedure have been followed before placing into queue. When an order is placed into queue, our logistics team is made aware of the order and move to ready the products for shipping. All robots are quality control tested before packaging and leaving our warehouse. When fully packaged, a robot typically weighs between 200 to 700 pounds so a freight carrier is used. We utilize a selection of freight carriers including FedEx, TrumpCard, and Pegasus Logistics Group among others for shipping. Tracking information and freight costs are uploaded into our system by the logistics team to ensure this data is readily available if needed.

Research and Development (“R&D”)

In FY 2021 and 2022, we spent $1,772 thousand and $1,980 thousand on R&D, respectively. As many of the technologies of AMRs are similar, we utilize our Universal Smart Mobile Platform (USMP) to speed up development of new robots.

The USMP encompasses the majority of common technologies behind AMRs such as LiDAR, camera systems, and the AI algorithms used for mapping and route planning. The USMP takes care of the navigation elements while the system that is built on top can be specialized to specific tasks, such as hotel room service, bussing and running, or autonomous floor cleaning.

Our mission is to utilize a systematic and cost-effective approach to developing new robotic solutions. The USMP architecture and speed of development across our ARM solutions gives us a competitive edge over other companies as we can quickly broaden our family of robots to address emerging needs. We are well positioned to take full advantage of the rapid growth of the service robotics market in the next five to ten years.

For 2023, we anticipate that the main focus of our R&D efforts will be on the ADAM system and its commercialization. ADAM is very special as this is the first non-AMR robot we have developed. The effective value of ADAM is far higher than the AMR robots as ADAM can independently provide a service, as opposed to assisting in just one part. One of the primary challenges of service robots is customer education and adoption rate. With ADAM, we can go directly to consumers and educate the market on robotics and automation. With sufficient marketing, we can speed up the robotic adoption in the service sector.

We will also continue to push forward with more AMR applications based on our market research and client feedback. We are currently developing a new line of medical delivery robots to serve healthcare facilities like hospitals and senior care. Our market research has also pointed out the lack of skilled nurses in senior care as a strong business case for automation.

While we take care of the majority of R&D in-house, we do outsource some basic development tasks. We retain all intellectual property rights on work done for us by third parties.

Production/Manufacturing

Our product manufacturing process starts with finding suitable suppliers. The company’s internal product development and procurement teams will search for suppliers according to technical requirements and consultation with existing suppliers. We require all prospective suppliers to sign confidentiality agreements before discussing details of the products and parts requirements. The procurement team performs a comprehensive comparison of suppliers based on product specifications, reputation, delivery cycle, price and other factors. Through this process, we identify a preferred supplier and two alternative suppliers as backup. Once suppliers are confirmed and contracted, we move to the next step.

The next step in our manufacturing process is the selection of a manufacturing partner. Richtech does not own and operate our own manufacturing plants, instead we use Original Design Manufacturer (ODM) and Original Equipment Manufacturer (OEM) partners that manufacture the products according to our specifications. We identify and contact factories that qualify as potential OEM and ODM partner candidates to discuss product of prototypes of our products. Factories are qualified by our procurement team using a process similar to how we select suppliers, checking the capabilities, reputation, quality, delivery cycle, and price of these factories. Our product development and procurement teams work with the factory to finalized the Bill of Materials (BOM) list, and provide technical specifications and other requirements to these factories for the production of several prototypes. These prototypes are then rigorously tested by our development teams and we go through an iterative process to refine the prototypes to make sure they meet our production standards. Both the software and hardware of the robots go through multiple rounds of stress testing, with a final round of testing in a real-world application. Once the prototypes pass internal stress tests, the product is then ready for the mass production stage.

A production schedule is formed around sales projections on a rolling three-month window. These sales projections are assembled by the COO and sent to the CEO for approval. Once the schedule is approved, the procurement team reviews pricing according to the BOM list, clarifies delivery timelines, signs the purchase contracts, and sends payments. After the production of the product is completed, our procurement team will conduct an on-site quality inspection before the product is packaged and shipped to our warehouse in Las Vegas, NV. Once the product arrives at our warehouse, the technical department will conduct a last round of software and hardware quality control checks. This is to ensure nothing was damaged in shipping and that all elements of the product meet our requirements before delivery to customers.

Global Operations

Our business operations are based mainly in the U.S, except for some of our R&D work, which is based in China. We currently employ a team of 16 engineers through a third-party human resource company in China for R&D work. The majority of our ODM and OEM partners are also located in China.

Intellectual Property

Patents

APPLICATION NUMBER	TITLE	COUNTRY	FILING DATE	STATUS
17549815	TRAY STABILIZER SYSTEM FOR FOOD DELIVERY ROBOTS	U.S.	December 13, 2021	Pending
29790385	SERVICE ROBOT	U.S.	November 24, 2021	Pending
29790387	CLEANING ROBOT	U.S.	November 24, 2021	Pending
17817639	AUTONOMOUS CLEANING ROBOT SYSTEM AND METHOD	U.S.	August 4, 2022	Pending
29846011	VENDING MACHINE ASSEMBLY FOR AN AUTONOMOUS DELIVERY ROBOT	U.S.	July12, 2022	Pending
29791849	CLEANING ROBOT	U.S.	February 12, 2022	Pending
29836627	DEBRIS GATHERING BRUSH ASSEMBLY FOR A CLEANING ROBOT	U.S.	April 28, 2022	Pending

Trademarks

Trademark	Application Number	Status	Jurisdiction
RICHTECH	90869957	Registered	U.S.
RICHTECH ROBOTICS	97553149	Pending	U.S.

Domain Names

The company currently owns and operates three domain names:

•        www.richtechrobotics.com

•        www.richtechrobot.com

•        www.richtechsystem.com

Employees

As of September 30, 2022, we had 41 full-time employees of which 16 were dispatched workers accounting for 39% of our total workforce. These dispatched workers are employees we have contracted through a third-party and are managed directly by us. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any labor disputes.

All employees are located in three different office locations: Las Vegas with 21 employees, Austin with 4 employees, and China with 16 employees.

The following table provides a breakdown of our employees by function as of September 30, 2022:

Function	Number of Employees	% of Total
R&D	27	65.85%
Tech Support & Customer Service	5	12.20%
Sales & Marketing	4	9.75%
Administration	5	12.20%
Total	41

Properties

The company currently leases two properties in Austin, TX and Las Vegas, NV respectively. The table below provides details on these leases.

Lessor	Lessee	Location	Area (Square Feet)	Annual Rent	Current Term Expires	Use
Utopia Village, L.P.	Richtech Robotics Inc.	13706 Research Blvd, Suite 200, Austin, TX 78750	2,580	$37,200.00	April 30, 2024	Sales and Marketing Office
Cameron Industrial Park, LLC	Richtech Robotics Inc.	4175 Cameron St, Ste 1 & 2 & A1 & 5, Las Vegas, NV 89103	11,222	$139,554	August 31, 2027	HQ

Insurance

Richtech is insured by Kaercher Insurance for Commercial General Liability (General Aggregate: $4,000,000), Automobile Liability ($2,000,000), Umbrella Liability ($2,000,000), Workers Compensation ($1,000,000), and Property ($251,200). All Richtech products are insured through Family Trust Insurance, LLC for $1,000,000 per occurrence with a General Aggregate of $2,000,000.

Material Contracts

Richtech expects to derive significant revenue from enterprise sales in 2023. Throughout 2022, we have proven the value proposition and reliability of our robots to many of our enterprise clients by running extended pilot programs. We are currently running pilot programs with several dozen enterprises that represent over 40,000 locations. These pilot programs aim to allow larger or enterprise customers to experience the benefits of adding automation and robotics to their operations. The concept of robotics is foreign to the vast majority of operators in the hospitality space, so a method is needed to build client confidence in our product. Under the pilot program, we grant to our customers a limited, revocable, non-exclusive, non-transferable license to use our robotic products and related software for the purpose of a limited evaluation of their features and operations. The evaluation period is typically between 14 to 30 days. At the end of the pilot period, the customers must return all robots or face additional charges. The company has a strict no-free-trial policy. Given the complexity and time required to execute a successful enterprise pilot, customers are required to commit capital to show actual interest in our products. The amount we have charged for each pilot program ranges between $500 and $17,000, depending on the product and services involved. Pilot programs are run typically close to cost, and this amount roughly covers our employee travel and product shipping expenses. At the end of the pilot period, customers will decide whether they want to enter into a longer-term contract with us for our products, either for purchase and/or lease to purchase programs. Purchase orders placed after the pilot program constitute market orders reflecting fully commercialized products at market pricing. Several of our pilot clients have already chosen to move forward with large scale purchase or lease orders following the pilot program.

We currently have three Master Service Agreements (“MSAs”) in place, all from successful pilot programs. In September 2022, we entered into an MSA with one of the nation’s largest restaurant chains with over 2,000 locations in the United States (the “Restaurant MSA”). We have already received a lease order for our Richie robot under the Restaurant MSA. In September 2022, we also entered into an MSA with one of the top casino companies in the United Sates (the “Gaming MSA”), for the purchase of our Matradee L and other robots. We have already received a purchase order for 25 units and began receiving initial payments for the first rollout under the Gaming MSA in 2022.

We expect to receive an order for another 25 units in 2023. Additionally, in January 2023, we executed an MSA with a major hotel brand with over 5,000 properties worldwide (the “Hotel MSA”) for purchases of our Matradee L robot. We anticipate that the products covered under the Hotel MSA will expand to our other robots, such as cleaning and room service robots, and a nationwide rollout of our products to the other hotel locations in the rest of 2023. We have not yet received any orders under the Hotel MSA. As more pilots mature, we expect to see the number of MSAs with national enterprises double by mid-2023. In addition to the MSAs, we also from time to time receive one-off purchase or lease orders for our products.

Government Regulation

Our operations are subject to numerous governmental laws and regulations, including those governing antitrust and competition, the environment, collection, recycling, treatment and disposal of covered electronic products and components.

In addition, a number of data protection laws impact, or may impact, the manner in which we collect, process and transfer personal data. U.S. laws that have been applied to protect user privacy (including laws regarding unfair and deceptive practices) may be subject to evolving interpretations or applications in light of privacy developments. Compliance with enhanced data protection laws requires additional resources and efforts, and noncompliance with personal data protection regulations could result in increased regulatory enforcement and significant monetary fines and costs.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to personal injuries sustained using our products and services, intellectual property infringement, breaches of contract or warranties or employment-related matters. As of the date of this prospectus, we are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to our directors and executive officers:

Name	Age	Title
Zhenwu Huang	47	Chief Executive Officer and Chairman
Zhenqiang Huang	45	Chief Financial Officer and Director
Phil Zheng	30	Chief Operational Officer
[ ]		Director Nominee
[ ]		Director Nominee
[ ]		Director Nominee

Biographies of Executive Officers and Directors

Mr. Zhenwu HUANG has served as our Founder and Chief Executive Officer since the founding of the Company in July 2016. Mr. Huang has 20 years of experience leading corporations across multiple technology industries. Mr. Huang directs the core focus of the company, formulates and implements business policies through the Company’s management team, and directly oversees R&D operations. He served as co-founder and Chief Executive Officer of Nanjing Rich Digital Technology Co. Ltd. from 2003 to 2007, a leading value-add service provider for telecommunications. There, he pioneered live interactive TV games based on smart computer vision. and had a peek audience of over 100 million subscribers. This success can be attributed to Mr. Huang’s understanding of customer centric design, utilizing technology to elevate the customer experience. Mr. Huang served was the co-founder and Chief Executive Officer of Richtech System Ltd. from 2007 to 2016, a global supplier of smart hardware and interactive multimedia systems to over 120 countries. Mr. Huang received a Bachelor in Computer Information Management from Huadong Finance and Economics College in July 2000. We believe that Mr. Huang’s extensive knowledge of our Company as founder and his experience in executive roles across multiple industries qualifies him to serve on our Board.

Mr. Phil ZHENG has served as our Chief Operating Officer since February 2020. He oversees the operations of the Company, including business development, marketing, product design, R&D process, market research, compliance, administration of standardized operating procedures, customer relations, and partnerships. Prior to that, he served as the Company’s Director of Operations from July 2017 to January 2019 and Chief Revenue Officer from February 2019 to January 2020, where he was tasked to build and scale company departments into effective business units and direct sales revenues strategies. He has a Bachelor of Arts from the University of California, Los Angeles, and a Juris Doctor from the University of California, Irvine, School of Law. We believe Mr. Zheng’s extensive knowledge of the Company’s internal operations qualifies him to be our Chief Operating Officer.

Mr. Zhenqiang HUANG has served as our co-founder and Chief Financial Officer since the founding of the Company in July 2016. He oversees the functions relating to finance, accounting, reporting and procurement. Mr. Huang was co-founder of Nanjing Rich Digital Technology Co. Ltd. from 2003 to 2007 where he oversaw international cooperation and partnerships. He served as co-founder and Chief Financial Officer of Richtech System Ltd. from 2007 to 2016, leading the company on its international expansion and business development. Mr. Huang holds a management training certificate from the Federal Ministry of Economics and Technology of Germany since 2012. He received his Bachelor’s Degree in Economics from Nanjing University in June 2000.

Family Relationships

There are no family relationships between or among any of the current directors, executive officers or persons nominated or charged to become directors or executive officers, except that Mr. Zhenqiang Huang and Mr. Zhenwu Huang are brothers.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of four members and which we intend to increase prior to this offering to conform with the Nasdaq Marketplace Rules. Our directors hold office until the earlier of their death, resignation, removal, or disqualification, or until their successors have been elected and qualified. Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of our board of directors should be separate. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling, and direction to our management. Our board of directors meets on a regular basis.

Our amended and restated certificate of incorporation and our bylaws provide for a board of directors of up to [five] directors. Our amended and restated Bylaws, upon the completion of this offering, will provide for up to [____] ([__]) directors and we will have [five] ([5]) directors serving on our board of directors at the time of the completion of this offering. In addition, in accordance with the terms of our third amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three (3) classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of [•], will expire at our first annual meeting of stockholders. The term of office of the second class of directors, [•], will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of [•] and [•], will expire at the third annual meeting of stockholders. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our [third] amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our [third] amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Board Diversity

We currently have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

The Nasdaq Marketplace Rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Under Rule 5605(a)(2) of the Nasdaq Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of [_____________] is an “independent director” as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules and that [•], [•] and [•], will also be “independent directors” upon their commencement of service as directors. Our board of directors also determined that [•], [•] and [•], who will comprise our audit committee following this offering, [•], [•] and [•], who will comprise our compensation committee following this offering, [•], [•] and [•], who will be members of our nominating and corporate governance committee following this offering, satisfy the independence standards for such committees established by the SEC and the Nasdaq Marketplace Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established three standing committees — audit, compensation and nominating and corporate governance — each of which operates under a charter that has been approved by our board of directors. Prior to the completion of this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website, which is located at www.richtechrobotics.com. Each committee has the composition and responsibilities described below. Our board of directors may from time to time establish other committees.

Audit Committee

Upon consummation of this offering, our audit committee will consist of [•], who is the chair of the audit committee, and [•] and [•]. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Marketplace Rules and SEC independence requirements. The functions of this committee include, among other things:

•        evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•        reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•        reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•        reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•        reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•        reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that [•] qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations and meets the financial sophistication requirements of the Nasdaq Marketplace Rules. In making this determination, our board has considered extensive financial experience and business background. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Upon consummation of this offering, our compensation committee will consist of [•], who is the chair of the compensation committee, and [•] and [•]. Our board of directors has determined that each of the members of our compensation committee is an outside director, as defined pursuant to Section 162(m) of the Code, and satisfies the Nasdaq Marketplace Rules independence requirements. The functions of this committee include, among other things:

•        reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•        reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

•        reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•        reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•        reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

•        preparing the report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee

Upon consummation of this offering, our nominating and corporate governance committee will consist of [•], who is the chair of the compensation committee, and [•] and [•]. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Marketplace Rules independence requirements. The functions of this committee include, among other things:

•        identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•        evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•        evaluating, nominating and recommending individuals for membership on our board of directors; and

•        evaluating nominations by stockholders of candidates for election to our board of directors.

The compensation committee will take into account may factors in determining recommendations for persons to serve on the board of directors, including the following:

•        personal and professional integrity, ethics and values;

•        experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•        experience as a board member or executive officer of another publicly-held company;

•        strong finance experience;

•        diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•        diversity of background and perspective including, without limitation, with respect to age, gender, race, place of residence and specialized experience;

•        experience relevant to our business industry and with relevant social policy concerns; and

•        relevant academic expertise or other proficiency in an area of our business operations.

Role of Board in Risk Oversight Process

[    ], our [    ], currently beneficially owns approximately [__]% of the voting power of our common stock, and will own approximately [•]% of the voting power of our common stock, after the closing of this offering. Periodically, our board of directors assesses these roles and the board of directors leadership structure to ensure the interests of the Company and our stockholders are best served. Our board of directors has determined that its current leadership structure is appropriate. [    ], as one of our founders and as our [    ], has extensive knowledge of all aspects of the Company, our business and risks.

While management is responsible for assessing and managing risks to the Company, our board of directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks, and standing committees of our board of directors. Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

On or prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our employees, officers and directors. A current copy of the code will be posted on the Corporate Governance section of our website, which will be located at www.richtechrobotics.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in filings with the SEC.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

•        been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•        had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•        been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•        been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•        been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•        been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth total compensation paid to our named executive officers for the years ended September 30, 2022 and 2021. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and our two other most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended September 30, 2022.

Summary Compensation Table

Name and Principal Position	Year (FY)	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings(1) ($)	All Other Compensation ($)	Total ($)
Zhenwu (Wayne) Huang	2022	69,240.00	4,800.00	—	—	—	—	74,040.00
	2021	109,630.00	10,600.00	—	—	—	—	120,230.00
Zhenquang (Michael) Huang	2022	28,846.20	—	—	—	—	—	28,846.20
	2021	576.92	—	—	—	—	—	576.92
Phil Zheng	2022	60,000.00	20,451.51	—	—	—	—	80,451.51
	2021	110,497.50	44,579.50	—	—	—	—	155,077.00

Executive Officer and Director Compensation

We are in the process of developing an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling us to attract, motivate and retain individuals who contribute to our long-term success. Specific determinations with respect to director and executive compensation will be determined by the compensation committee of the board of directors.

Limitation of Liability and Indemnification Matters

Our [third] amended and restated certificate of incorporation and our [amended and restated] bylaws, which will become effective following the our initial public offering, limit our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under the NRS.

Nevada law provides that our directors and officers will not be personally liable to us, our stockholders or our creditors for damages for any act or omission in his or her capacity as a director or officer other than in circumstances where the director or officer breaches his or her fiduciary duty to us or our stockholders and such breach involves intentional misconduct, fraud or a knowing violation of law and the trier of fact determines that the presumption that he or she acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. Nevada law allows the articles of incorporation of a corporation to provide for greater liability of the corporation’s directors and officers. Our [third] amended and restated certificate of incorporation will not provide for greater liability of our officers and directors than is provided under Nevada law.

Nevada law allows a corporation to indemnify officers and directors for actions pursuant to which a director or officer either would not be liable pursuant to the limitation of liability provisions of Nevada law or where he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and, in the case of an action not by or in the right of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. As permitted by Nevada law or our [third] amended and restated certificate of incorporation, our [amended and restated] bylaws will also include provisions that eliminate the personal liability of our directors or officers for damages resulting from certain breaches of fiduciary duties as a director or officer. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover damages against a director or officer for breach of fiduciary duties as a director or officer, except that a director or officer will be personally liable for acts or omissions not in good faith or in a manner which he or she did not reasonably believe to be in or not opposed to the best interest of the corporation if, subject to certain exceptions, the act or failure to act constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or knowing violations of law, or the payment of dividends in violation of the NRS. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

[We intend to enter into separate indemnification agreements with all of our directors and officers. These indemnification agreements, among other things, largely mirror the indemnification rights provided for in our [third] amended and restated certificate of incorporation, and will also provide that we may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS. We will maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our [third] amended and restated certificate of incorporation and our [amended and restated] bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.]

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of our Class A common stock and Class B common stock as of [__], 2023, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than five percent of our Class A common stock and Class B common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Applicable percentage ownership is based on an aggregate of 62,000,846 shares of our common stock, consisting of (i) 44,353,846 shares of our Class A common stock and (ii) 17,647,000 shares of our Class B common stock outstanding as of March 28, 2023. The percentage of beneficial ownership after this offering assumes the sale and issuance of shares of Class B common stock in this offering and no exercise by the underwriters of their over-allotment option to purchase additional shares of Class B common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of Class B common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of [__], 2023. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our Class A common stock and Class B common stock that they beneficially own, subject to applicable community property laws.

Beneficial Ownership Table

	Shares of Common Stock beneficially owned prior to this offering			Shares of Common Stock beneficially owned after this offering
Name of Beneficial Owner(1)	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Total Voting Power	Shares of Class A Common Stock	Shares of Class B Common Stock	% of Total Voting Power
Executive Officers and Directors
Zhenwu Huang	30,308,000	0	65.72%			%
Zhenqiang Huang	7,892,000	0	17.11%			%
Phil Zheng	0	1,200,000	*			%
[ ]	—	—	—			%
[ ]	—	—	—			%
[ ]	—	—	—			%
All officers and directors as a group ([__] individuals)	38,200,000	1,200,000	83.10%			%
5% Stockholders
King Bliss Limited(2)	6,153,846	0	13.34%			%
Broad Elite Ventures Limited(3)	0	1,800,000	*			%
Practical Excellence Limited(4)	0	1,600,000	*			%
Yimeng Zhao(7)	0	1,507,730	*			%
Zhiqi Yan(7)	0	1,415,420	*			%
Robust Century Ventures Limited(5)	0	1,400,000	*			%
Miao Yuan(7)	0	1,353,880	*			%
Tower Luck Group Limited(6)	0	1,350,000	*			%
Sijia Liu(7)	0	1,169,260	*			%
Yishan Weng(7)	0	1,107,720	*			%
Ling Su(7)	0	1,046,180	*			%

____________

*        Less than 1%

(1)      Unless noted otherwise, the address of all listed stockholder is 4175 Cameron St Ste 1, Las Vegas, NV 89103. Each of the stockholder listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise.

(2)      Mr. Zhao Zilong is the sole shareholder and director of King Bliss Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(3)      Mr. Liqun Zhu is the chief executive officer of Broad Elite Ventures Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(4)      Mr. Liubing Chen is the chief executive officer of Practical Excellence, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(5)      Mr. Wei Gengis is the chief executive officer of Robust Century Ventures Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(6)      Mr. Baolin Min is the chief executive officer of Tower Luck Group Limited, a company incorporated in the British Virgin Islands, and as such, has sole voting and dispositive power over the securities held by such entity.

(7)      Shares held by each of these individuals represent shares of Class B common stock issued to each holder upon conversion the Notes held by such individuals.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2020 to which we were a party in which (i) the amount involved exceeded or will exceed the lesser of $120,000 of one percent (1%) of our average total assets at year-end for the last two completed fiscal years and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, any of the foregoing persons, who had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Executive and Director Compensation.”

Zhenwu Huang, CEO and controlling shareholder of the Company, made multiple interest-free and non-maturity loans to the Company since the inception of the business to support the Company’s operation. Part of these loans have been paid off during the year of 2022 and 2021. As of September 30, 2022, the remaining balance of these loans were $15. Below is a detailed list

•        On November 1, 2017, Richtech Creative Displays LLC issued a convertible promissory note worth of $120,000 to Zhenwu (Wayne) Huang. On September 1, 2021, Zhenwu (Wayne) Huang converted the $120,000 note to 120 member units in the Company.

•        On September 1st, 2018, the Company issued convertible promissory note worth of $120,000 to Zhenqiang (Michael) Huang. On September 1, 2021, Zhenqiang (Michael) Huang converted the $120,000 note to 120 member units in the Company.

•        On May, 2019, the Company issued convertible promissory note worth of $88,000 to Zhenwu (Wayne) Huang. On September 1, 2021, Zhenwu (Wayne) Huang converted the $88,000 note to 88 member units in the Company.

•        On May 1, 2020, the Company issued convertible promissory note worth of $400,000 to Zhenwu (Wayne) Huang. On September 1, 2021, Zhenwu (Wayne) Huang converted the $400,000 note to 171.2 member units in the Company.

On September 1, 2021, Richtech System Ltd transferred all of its 100 member units in Richtech Creative Display LLC to Zhenwu (Wayne) Huang in exchange for a sum of $150,000.

On December 31, 2021, we transferred two of our subsidiaries, Uplus Academy LLC and Uplus Academy NLV LLC, to Zhenwu Huang, the Company’s CEO and majority shareholder, to pay off part of Zhenwu Huang’s earlier loans to the Company. The transaction price for Uplus Academy LLC and Uplus Academy NLV LLC were $120 and $7, respectively.

In August 2022, Bison Systems LLC made several interest-free and non-maturity loans to the Company to support our daily operation. Bison Systems LLC is 100% owned by Zhenwu Huang, the Company’s CEO and majority shareholder, and Zhenqiang Huang, the Company’s CFO and majority shareholder.

In December of 2022, Zhenwu Huang transferred 1,200,000 shares of Class A common stock to Phil Zheng, in exchange for a payment of $30,000 from Phil Zheng. Immediately after the transfer, Phil Zheng and the Company entered into a Conversion Agreement, dated as of December 2, 2022, pursuant to which Phil Zheng converted all of his shares of Class A common stock into an equal number of shares of Class B common stock (the “Zheng Conversion”). As a result of the Zheng Conversion, Phil Zheng holds 1,200,000 shares of Class B common stock.

Indemnification of Officers and Directors

Our [third] amended and restated certificate of incorporation and our [amended and restated] bylaws, which will become effective following our initial public offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the NRS.

The NRS limits or eliminates the personal liability of directors to corporations and their stockholders for damages for breaches of directors’ fiduciary duties as directors. Our [third] amended and restated certificate of incorporation will implement the indemnification provisions permitted by Chapter 78 of the NRS and contain provisions that require the Company to indemnify our officers or directors against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (1) other than an action by or in the right of the Company, by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; and (2) by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. The NRS also include provisions that require the Company to indemnify and make advancements of expenses to our directors or officers against damages for breach of fiduciary duty as a director or officer of our Company, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of the law, or (b) the payment of dividends in violation of NRS. We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents for certain liabilities.

Nevada law allows a corporation to indemnify officers and directors for actions pursuant to which a director or officer either would not be liable pursuant to the limitation of liability provisions of Nevada law or where he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and, in the case of an action not by or in the right of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. As permitted by Nevada law or our [third] amended and restated certificate of incorporation, our [amended and restated] bylaws will also include provisions that eliminate the personal liability of our directors or officers for damages resulting from certain breaches of fiduciary duties as a director or officer. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover damages against a director or officer for breach of fiduciary duties as a director or officer, except that a director or officer will be personally liable for acts or omissions not in good faith or in a manner which he or she did not reasonably believe to be in or not opposed to the best interest of the corporation if, subject to certain exceptions, the act or failure to act constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or knowing violations of law, or the payment of dividends in violation of the NRS. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Further, we intend to enter into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement, or payment of a judgment under certain circumstances. For further information, see “Executive and Director Compensation — Limitation of Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past two fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Class B common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock, certain provisions of our [Second] Amended and Restated Articles of Incorporation (“Amended and Restated Articles of Incorporation”) and our Bylaws (“Bylaws”) and applicable law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation and our Bylaws, copies of which are included as exhibits to our registration statement, of which this prospectus forms a part.

Securities

Pursuant to our Amended and Restated Articles of Incorporation, our authorized capital stock is 108,000,000 shares of common stock, $0.00001 par value per share, consisting of (i) 47,400,000 shares of Class A common stock (“Class A common stock”) and (ii) 60,600,000 shares of Class B common stock (“Class B common stock”). Our Amended and Restated Articles of Incorporation does not contemplate the issuance of any shares of preferred stock.

Pursuant to our Bylaws, all shares of our capital stock are issued in uncertificated form. The Company shall, within a reasonable time after the issuance or transfer of uncertificated shares, send to the registered owner of the shares a written notice containing the information required to be set forth or stated on certificates under the NRS. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Common Stock

Our Amended and Restated Articles of Incorporation provides for two classes of common stock. As of March 28, 2023, there were 62,000,846 shares of our common stock issued and outstanding, consisting of 44,353,846 shares of Class A common stock and 17,647,000 shares of Class B common stock.

Except as otherwise required by the NRS, each holder of Class A common stock is entitled to ten (10) votes in respect of each share of Class A common stock held by him, her, or it of record on the books of the Company, and each holder of Class B common stock is entitled to one (1) vote in respect of each share of Class B common stock held by him, her, or it of record on the books of the Company, in connection with the election of directors and on all matters submitted to a vote of stockholders of the Company. [Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.]

Representative’s Warrants

We have agreed to issue warrants to the representative of the underwriters of this offering, or its permitted designees, for nominal consideration, as additional consideration to the underwriters in this offering. See “Underwriting — Representative’s Warrants” on page 91.

Lock-Up Agreements

We and each of our executive officers, directors and holders of more than 5% of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of the underwriters, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase our shares of common stock, or any securities convertible into, or exchangeable for or that represent the right to receive our shares of common stock. The underwriters may, in their discretion, release any of the securities subject to these lock-up agreements at any time. Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to applicable statutory limitations discussed elsewhere in this prospectus. See the section entitled “Shares Eligible for Future Sale.”

Anti-takeover Effects of Nevada Law and Our Amended and Restated Articles of Incorporation and Bylaws

Special Stockholder Meetings

Our Bylaws provide that special meetings of our stockholders may be called at any time only by (i) the board of directors, (ii) our President or (iii) at least two directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be properly brought before a meeting of our stockholders, the stockholder submitting the proposal or nomination will have to comply with advance notice requirements and provide us with certain information.

For business to be properly brought before an annual meeting, the proposing stockholder must have given written notice of the nomination or proposal, either by personal delivery or by United States mail to the Secretary no earlier than 60 calendar days and no later than 30 calendar days prior to the date of such annual meeting. If the current year’s meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, notice must be received no later than ten calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of stockholders begin a new time period for giving a proposing stockholder’s notice as provided above.

For business to be properly brought before a special meeting of stockholders, the notice of the meeting must set forth the nature of the business to be considered. A person or persons who have properly made a written request for a special meeting may provide the information required for notice of a stockholder proposal simultaneously with the written request for the meeting submitted to the Secretary or within ten calendar days after delivery of the written request for the meeting to the Secretary.

Our Bylaws also specify requirements as to the form and content of the stockholder’s notice and allow the chairman of the meeting to prescribe rules and regulations for the conduct of stockholders’ meetings, which may preclude the conduct of certain business at a meeting if the rules and regulations are not followed.

Authorized but Unissued Capital Stock

Neither Nevada law nor our governing documents require stockholder approval for any issuance of authorized shares. Our authorized but unissued common stock are therefore available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Board of Directors

Our Bylaws provides that the number of directors will be fixed by the board of directors within a range of between one and seven directors. The minimum or maximum number may be increased or decreased from time to time only by an amendment to the Bylaws, which power belongs exclusively to the board of directors.

Nevada Anti-Takeover Provisions

Nevada law, NRS Sections 78.411 through 78.444, regulate business combinations with interested stockholders. Nevada law defines an interested stockholder as a beneficial owner (directly or indirectly) of 10% or more of the voting power of the outstanding shares of the corporation. Pursuant to Sections NRS 78.411 through 78.444, combinations with an interested stockholder remain prohibited for three years after the person became an interested stockholder unless (i) the transaction is approved by the board of directors or the holders of a majority of the outstanding shares not beneficially owned by the interested party, or (ii) the interested stockholder satisfies certain fair value requirements. NRS 78.434 permits a Nevada corporation to opt-out of the statute with appropriate provisions in its articles of incorporation.

NRS Sections 78.378 through 78.3793 regulates the acquisition of a controlling interest in an issuing corporation. An issuing corporation is defined as a Nevada corporation with 200 or more stockholders of record, of which at least 100 stockholders have addresses of record in Nevada and does business in Nevada directly or through an affiliated corporation. NRS Section 78.379 provides that an acquiring person and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Stockholders who vote against the voting rights have dissenters’ rights in the event that the stockholders approve voting rights. NRS Section 378 provides that a Nevada corporation’s articles of incorporation or bylaws may provide that these sections do not apply to the corporation. We have not opted out of these sections in our Amended and Restated Articles of Incorporation and Bylaws.

Removal of Directors; Vacancies

Under NRS 78.335, one or more of the incumbent directors may be removed from office by the vote of stockholders representing two-thirds or more of the voting power of the issued and outstanding stock entitled to vote. Our Bylaws provide that any newly created position on the board of directors that results from an increase in the total number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

No Cumulative Voting

The NRS does not permit stockholders to cumulate their votes other than in the election of directors, and then only if expressly authorized by the corporation’s articles of incorporation. Our Amended and Restated Articles of Incorporation does not expressly authorize cumulative voting.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Amended and Restated Articles of Incorporation and Bylaw Provisions

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under NRS Section 78 other than the business of a trust company, savings and loan association, thrift company or corporation organized for the purpose of conducting a banking business.

Annual Stockholder Meetings

Our Bylaws provide that annual stockholder meetings, for the purpose of electing directors and transacting any other business as may be brought before the meeting, shall be held at a date and time fixed by the board of directors and designated in the notice of the meeting. Failure to hold the annual meeting of stockholders at the designated time shall not affect the validity of any action taken by the Company.

Stockholders may participate in meetings by remote communication if the Company implements reasonable measures to verify the identity of each stockholder participating by remote communication and to provide the stockholders a reasonable opportunity to participate and vote, including an opportunity to communicate and read or hear the proceedings in a substantially concurrent manner with the proceedings.

Stockholder Action by Written Consent

Any action required or permitted by the NRS to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding a majority of the voting power of the Company or, if different, the proportion of voting power required to take the action at a meeting of stockholders.

Transfer Agent

The transfer agent for our Class B common stock is Continental Stock Transfer & Trust Co.

Limitation of Liability and Indemnification Matters

Under our Amended and Restated Articles of Incorporation, the liability of the directors of the Company for monetary damages are eliminated to the fullest extent permissible under Nevada law. The Company is authorized to provide indemnification of any person through bylaw provisions, agreements with agents, vote of stockholders or disinterested directors or otherwise, subject only to the applicable limits set forth in NRS 78.7502. Our Bylaws provide that we will indemnify our directors, officers, employees, and agents to the fullest extent permitted under the NRS. See the section titled “Executive and Director Compensation — Limitation of Liability and Indemnification Matters.”

Exchange Listing

We have applied to list our Class B common stock on Nasdaq under the trading symbols “RR.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no market for our Class B common stock, and a liquid trading market for our Class B common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Class B common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class B common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market prices for our shares of Class B common stock, and our ability to raise equity capital in the future. Although we are applying to have our Class B common stock approved for listing on the Nasdaq under the symbol “RR,” we cannot assure you that there will be an active public market for our Class B common stock.

Based on the 8,416,000 shares of Class B common stock outstanding as of February 10, 2023, upon the completion of this offering, upon the completion of this offering, we will have a total of              shares of Class B common stock outstanding, assuming an initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of Class B common stock, no exercise of the Underwriters’ Warrants and no exercise of any other outstanding options or warrants to purchase shares of Class B common stock.

All of the shares sold in this offering will be freely tradable unless held by our “affiliates,” as defined in Rule 144 under the Securities Act.

The remaining              shares of Class B common stock will be deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act. Subject to the lockup agreements discussed below, these restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, persons (or persons whose shares are required to be aggregated) who have beneficially owned shares of our Class B common stock for at least six months, and any affiliate of ours who owns shares of our Class B common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares, subject only to the availability of current public information about us and provided that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has held our shares for at least one year, such person can resell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company and current public information requirements.

Affiliates

Any person (or persons whose shares are required to be aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be subject to the restrictions described above. Additionally, such person would be subject to additional restrictions, pursuant to which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•        1% of the number of shares of Class B common stock then outstanding, which will equal approximately [__] shares of Class B common stock immediately after this offering, based on [__] shares outstanding as of [__], 2023, based on the issuance of [__] share of Class B common stock in this offering, assuming a public offering price of $[__] per share, which is the midpoint of the range set forth on the cover page of the prospectus, and also assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of Class B common stock and/or warrants and no exercise of other outstanding options or warrants; or

•        the average weekly trading volume of our shares of Class B common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Under Rule 701 under the Securities Act, shares of our Class B common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•        persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•        our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and each of our executive officers, directors and holders of more than 5% of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of the underwriters, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase our shares of common stock, or any securities convertible into, or exchangeable for or that represent the right to receive our shares of common stock. The underwriters may, in their discretion, release any of the securities subject to these lock-up agreements at any time. Upon the expiration of the lock-up period, all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our Class B common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•        persons subject to the alternative minimum tax or the tax on net investment income;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class B common stock being taken into account in an applicable financial statement;

•        tax-exempt organizations or governmental organizations;

•        pension plans and tax-qualified retirement plans;

•        controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

•        brokers or dealers in securities or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•        certain former citizens or long-term residents of the United States;

•        persons who hold our Class B common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•        persons who hold or receive our Class B common stock pursuant to the exercise of any option or otherwise as compensation;

•        persons who do not hold our Class B common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

•        persons deemed to sell our Class B common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our Class B common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our Class B common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class B common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class B common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class B common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States;

•        a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Class B common stock. However, following the completion of this offering, if we do make distributions of cash or property on our Class B common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our Class B common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Class B Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our Class B common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our Class B common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our Class B common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Class B Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class B common stock unless:

•        the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•        such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•        our Class B common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class B common stock is regularly traded on an established securities market, your Class B common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded Class B common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class B common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our Class B common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our Class B common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our Class B common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our Class B common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our Class B common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class B common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom Pacific Century Securities, LLC is acting as the representative with respect to the Class B shares of our common stock in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the underwriters the number of shares indicated below:

Name	Number of shares
Pacific Century Securities, LLC
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The Underwriting Agreement only relates to the underwritten shares being sold by us. The underwriters do not have any agreement or understanding with respect to the shares being sold by the selling stockholders.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to 15% additional shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriters’ name in the preceding table.

Discounts and Expenses

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $            per share, assuming an initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to [    ]% of the public offering price on each of the shares being offered.

The table below shows the initial public offering price per share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts ([ ]%)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is assumed as $[    ] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

We have agreed to reimburse the representative up to a maximum of $[    ] for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals. In addition, at the closing of the offering, we will reimburse the representative 1% of the actual amount of the offering as non-accountable expenses.

We paid an advanced expense deposit of $[    ] to the representative for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We will apply to list our Class B shares on the Nasdaq Capital Market under the symbol “[    ]” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Representative’s Warrants

We have agreed to grant the representative non-redeemable warrants to purchase an amount equal to [        ] percent ([      ]%) of the shares of common stock sold in the offering, which warrants will be exercisable six months after the closing of the offering, have a five (5) year term after the effective date of the registration statement, of which this prospectus forms part, and a cashless exercise feature. Such warrants are exercisable at a price of [      ]% of the public offering price of the shares of common stock offered pursuant to this offering. We will register the shares underlying the Representative’s Warrants and will file all necessary undertakings in connection therewith. The Representative’s Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any member participating in the offering and the officers or partners thereof, and that all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The Representative’s Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying shares of Common Stock at the Company’s expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights for a period of five years after the effective date of the registration statement at the Company’s expense. The Representative’s Warrants shall further provide for adjustment in the number and price of such warrants (and the shares of Common Stock underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent dilution. The underwriter will have the option to exercise their warrants at any time, provided that such shares are not transferred during the lock-up period; the 180 day lock period will remain on these underlying shares.

Right of First Refusal

In addition, the Company agrees to grant the representative a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the representative for twelve months from the closing day of this offering, to provide investment banking service to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser in connection with any private offering of securities of the Company and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5).

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 180 days after the closing of the offering (the “restricted period”):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares or capital stock whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We will apply to have our Class B common stock approved for listing on the Nasdaq under the symbol “RR.” We make no representation that such application will be approved or that our shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the shares in certain countries and regions.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada. The shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the shares or shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares to any member of the public in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. The securities represented may not be offered or sold, nor may any document or other material in connect with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

United Kingdom. An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriter in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the issuance of the Class B common stock offered by us in this offering will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. Certain legal matters relating Nevada law will be passed upon for us by [_____]. The underwriters are being represented by VCL Law LLP.

EXPERTS

Our audited consolidated financial statements as of September 30, 2022 and 2021, and for the two years then ended have been included herein in reliance upon the report of Bush & Associates CPA, independent registered public accounting firm and upon the report of such firm given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class B common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class B common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www.richtechrobotics.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

RICHTECH ROBOTICS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,

Richtech Robotics, Inc.

Las Vegas, Nevada

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Richtech Robotics, Inc. and Subsidiaries (the “Company”) as of September 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Bush & Associates CPA LLC

We have served as the Company’s auditor since 2022.

Henderson, Nevada

April 21, 2023

RICHTECH ROBOTICS, INC.
BALANCE SHEET

(In thousands, except share and per share data)

	September 30,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$327	$1,353
Accounts receivable, (net of allowance for doubtful accounts of $86 and $3 as of September 30, 2022 and 2021, respectively)	1,656	45
Amount due from related parties, current	108	—
Inventory	1,373	985
Prepaid expenses and other current assets	41	9
Total current assets	3,505	2,392
Property and equipment, net	41	105
Operating lease right-of-use-assets	382	—
Other assets, non-current	10	10
Total assets	$3,938	$2,507

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$175	$480
Amount due to related parties, current	85	96
Accrued expenses	57	29
Tax Payable	117	10
Operating lease liabilities, current	108	—
Total current liabilities	542	615
Long-term payable	—	26
Operating lease liabilities, non-current	279	—
Total liabilities	821	641

Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, $0.00001 par, 40,000,000 and 14,768,713 shares authorized, issued and outstanding as of September 30, 2022 and 2021, respectively.	$2,378	$878
Paid-in capital	608	407
Retained earnings	131	638
Total controlling stockholders’ equity	3,117	1,923
Non-controlling interests	—	(57)
Total stockholder’s equity	3,117	1,866
Total liabilities, preferred stock and stockholders’ equity	$3,938	$2,507

See accompanying Notes to Financial Statements.

RICHTECH ROBOTICS, INC.
STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year ended September 30,
	2022	2021
Revenue, net	$6,049	$6,031
Cost of revenue, net	2,098	3,190
Gross profit	3,951	2,841

Operating expenses:
Research and development	1,772	1,980
Sales and marketing	297	2,342
General and administrative	2,258	3,550
Total operating expenses	4,327	7,872
Loss from operations	(376)	(5,031)
Other income (expense):
Interest expense, net	—	(2)
Loss on disposal in related parties	(18)	—
Total other expense	(18)	(2)

Loss before income tax expense	(394)	(5,033)
Income tax expense	(113)	(3)
Net loss	(507)	(5,036)
Net loss attributable to common stockholders	$(507)	$(5,036)
Basic and diluted net loss per share of common stock	$(0.01)	$(0.34)
Weighted average shares used to compute basic and diluted net loss per share	40,000,000	14,768,713

See accompanying Notes to Financial Statements.

RICHTECH ROBOTICS, INC.
STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands except share data)

	Common stock*		Paid-in capital	Retained earnings	Non-controlling interest	Total shareholders’ equity
	Shares	Amount
Balances, September 30, 2020	8,040,370	$478	$409	$5,674	$69	$6,630
Common stock issued	6,728,343	400	—	—	—	400
Adjustment to Paid-in Capital	—	—	(2)	—	—	(2)
Non-controlling interest	—	—	—	—	(126)	(126)
Net loss	—	—	—	(5,036)	—	(5,036)
Balances, September 30, 2021	14,768,713	$878	$407	$638	$(57)	$1,866
Common stock issued	25,231,287	1,500	—	—	—	1,500
Adjustment to Paid-in Capital	—	—	201	—	—	201
Non-controlling interest	—	—	—	—	57	57
Net loss	—	—	—	(507)	—	(507)
Balances, September 30, 2022	40,000,000	$2,378	$608	$131	$—	$3,117

____________

*        Par value per share and the number of shares has been retrospectively restated for all the periods presented.

See accompanying Notes to Financial Statements.

RICHTECH ROBOTICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2022	2021
Cash Flows From Operating Activities
Net loss	$(507)	$(5,036)
Non-controlling interests	57	(126)

Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable	(1,612)	979
Inventory	(389)	(312)
Prepaid expenses and other current assets	(31)	—
Right-of-use asset	(382)	—
Other assets, non-current	—	(10)
Accounts payable	(305)	480
Tax payable	108	—
Accrued expenses	28	(22)
Operating lease liabilities, current	108	(179)
Operating lease liabilities, non-current	279	—
Net cash used in operating activities	(2,646)	(4,226)

Cash Flows From Investing Activities
Purchase of property and equipment	—	(53)
Sale of property and equipment	64	—
Net cash received (used) in investing activities	64	(53)

Cash Flows From Financing Activities
Proceeds from the issuance of related party debt	—	283
Payment of related party debt	(119)	(59)
Payment of long-term loans	(26)	(19)
Proceeds from issuance of ordinary shares	1,701	400
Repurchase of ordinary shares	—	(2)
Net cash provided by financing activities	1,556	603
Net change in cash and cash equivalents	(1,026)	(3,676)
Cash, cash equivalents and restricted cash at beginning of year	1,353	5,029
Cash, cash equivalents and restricted cash at end of year	$327	$1,353
Supplemental Disclosure of Non-cash Transactions:
Disposition of subsidiaries	$(17)	$—

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 1: Nature of Business

Description of Business

Richtech Robotics, Inc. (“we”, “us”, “our” or “Richtech”), is a Nevada C-Corporation registered in Nevada. Richtech was converted from Richtech Creative Displays, LLC on June 22, 2022, which is the predecessor of Richtech and established on July 19, 2016 in Nevada.

We are a leading provider of service robotic solutions by developing, manufacturing, and deploying novel products that address the growing need for automation in the service industry. We develop and provide service automation solutions that directly address the labor shortage problem affecting the US service industry. Our solutions include delivery, commercial cleaning, food & beverage service, and customization and development service, which have been implemented more than 80 cities across the United States in restaurants, hotels, casinos, senior living homes, factories and retail centers. Our solutions automate repetitive and time-consuming tasks which allows clients to reallocate labor hours to more value-creating roles. Many of our clients see our robotic solutions as crucial to expanding and scaling their businesses. Our goal is to be a long-term partner to our clients, providing them with a range of robotic solutions to remedy their problems.

Risk and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the world economy. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. In addition, the Company will compete with many companies that currently have extensive and well-funded projects, marketing and sales operations. The Company may be unable to compete successfully against these companies. The Company’s industry is characterized by rapid changes in technology and market demands. As a result, the Company’s products, services, or expertise may become obsolete or unmarketable. The Company’s future success will depend on its ability to adapt to technological advances, anticipate customer and market demands, and enhance its current technology under development.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (1) no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which our total annual gross revenue is at least $1.07 billion or (C) when we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of our most recently completed second fiscal quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

These financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. We view our operations and manage our business as one operating segment.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We place our cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Accounts Receivable

Accounts receivable are primarily comprised of trade receivables presented net of rebates, price protection and an allowance for credit loss. Accounts receivable also include unbilled receivables, which primarily represent work completed on development services recognized as revenue but not yet invoiced to customers and semi-custom products under non-cancellable purchase orders that have no alternative use to Richtech at contract inception, for which revenue has been recognized but not yet invoiced to customers. All unbilled accounts receivables are expected to be billed and collected within twelve months.

We manage our exposure to customer credit risk through credit limits, credit lines, ongoing monitoring procedures and credit approvals. Furthermore, we perform in-depth credit evaluations of all new customers and, at intervals, for existing customers. From this, we may require letters of credit, bank or corporate guarantees or advance payments if deemed necessary. We maintain an allowance for credit loss, consisting of known specific troubled accounts as well as an amount based on overall estimated potential uncollectible accounts receivable based on historical experience and review of their current credit quality. The amount of allowance for doubtful accounts were $86 and $3 as of September 30, 2022 and 2021, respectively. We do not believe the receivable balance from its customers represents a significant credit risk.

Inventories

We value inventory at standard cost, adjusted to approximate the lower of actual cost or estimated net realizable value using assumptions about future demand and market conditions. In determining excess or obsolescence reserves for its products, we consider assumptions such as changes in business and economic conditions, other-than-temporary decreases in demand for its products, and changes in technology or customer requirements. In determining the lower of cost or net realizable value reserves, we consider assumptions such as recent historical sales activity and selling prices, as well as estimates of future selling prices. We fully reserve for inventories and non-cancellable purchase orders for inventory deemed obsolete. We perform periodic reviews of inventory items to identify excess inventories on hand by

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

comparing on-hand balances and non-cancellable purchase orders to anticipated usage using recent historical activity as well as anticipated or forecasted demand. If estimates of customer demand diminish further or market conditions become less favorable than those projected by us, additional inventory carrying value adjustments may be required.

Inventory as of September 30, 2022 and 2021 are as follows (in thousands):

	September 30,
	2022	2021
Raw materials	$286	$26
Finished goods	1,087	959
Total inventories	$1,373	$985

Property, and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and amortization and is depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of equipment is two to six years, and leasehold improvements are measured by the shorter of the remaining terms of the leases or the estimated useful economic lives of the improvements.

Property and equipment, as of September 30, 2022 and 2021 are as follows (in thousands):

	September 30
	2022	2021
Furniture, fixtures & equipment	$63	$120
Leasehold improvements	4	4
	67	124
Accumulated depreciation	(26)	(19)
Property and equipment, net	$41	$105

Depreciation expense for 2022 and 2021 was $7 and $16, respectively.

Revenue Recognition

Revenue is recognized when we transfer promised goods or services to our customers, in amounts that reflect the consideration that we expect to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each agreement, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer.

Product Revenue

We generate revenue through the sale of our branded robotic products directly to customers. We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with our customers. There is a single performance obligation in all our contracts, which is our promise to transfer our product to customers based on specific payment and shipping terms in the arrangement. The entire transaction price is allocated to this single performance obligation. Product revenue is recognized when a customer obtains control of our product, which occurs at a point in time and may be upon shipment or delivery, based on the terms of the contract.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

Other Revenue Policies

Sales, value add, and other taxes collected on behalf of third parties are excluded from revenue.

We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised products to the customer will be one year or less, which is the case with substantially all customers.

We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. These costs are included in selling expenses.

We account for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. We record the related costs within cost of goods sold.

Disaggregation of Revenue

The following table sets forth revenue by product for the years ended September 30 (in thousands):

		September 30
	Notes	2022	2021
Robotics
Product revenue		$2,981	$108
Service revenue		1,876	5
Leasing revenue		441	32
Total Robotics revenue		5,298	145
Smart hardware		562	5,014
Interactive system		189	76
Clinical service	(i)	—	796
Total revenue, net		$6,049	$6,031

____________

Notes:

(i)      Clinical service revenue was solely contributed from our two subsidiaries, Uplus Academy LLC and Uplus Academy NLV LLC. Uplus Academy LLC and Uplus Academy NLV LLC were disposed on December 31, 2021. See Note 6 and Note 7 for additional information for these disposals.

Research and Development Costs

Research and development costs primarily consist of employee-related expenses, including salaries and benefits, facilities costs, depreciation, and other allocated expenses. Research and development costs are expensed as incurred.

Income Taxes

Deferred tax assets (net of any valuation allowance) and liabilities resulting from temporary differences, net operating loss carryforwards and tax credit carryforwards are recorded using an asset-and-liability method. Deferred taxes relating to temporary differences and loss carryforwards are measured using the tax rates expected to be in effect when they are reversed or realized.

We account for income taxes pursuant to Financial Accounting Standards Board (“FASB”) guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

In accordance with the guidance, we have adopted a policy under which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in operating expenses in the statement of operations. We file income tax returns in the U.S. federal jurisdiction and the state of Nevada.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“Topic 842”). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The standard is effective for public business entities for fiscal years beginning after December 15, 2018. As an emerging growth company, we adopted the new standard on January 1, 2022 for our year ending September 30, 2022. We had two operating leases for which we were required to recognize a right-of-use asset and lease liability.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which amends the approaches and methodologies in accounting for income taxes during interim periods and makes changes to certain income tax classifications. The new standard allows certain exceptions, including an exception to the use of the incremental approach for intra-period tax allocation, when there is a loss from continuing operations and income or a gain from other items, and to the general methodology for calculating income taxes in an interim period, when a year-to-date loss exceeds the anticipated loss for the year. The standard also requires franchise or similar taxes partially based on income to be reported as income tax and to reflect the effects of enacted changes in tax laws or rates in the annual effective tax rate computation from the date of enactment. Lastly, in any future acquisition, we would be required to evaluate when the step-up in the tax basis of goodwill is part of the business combination and when it should be considered a separate transaction. The standard will be effective for us beginning January 1, 2022, with early adoption of the amendments permitted. The adoption of ASU 2019-12 did not have a material impact on our financial statements and disclosures.

In May 2020, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815- 40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another topic. ASU 2021-04 is effective for fiscal years beginning after December 15, 2021. The Company has determined the adoption of ASU 2021-04 did not have a material impact on our financial statements and disclosures.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The COVID-19 pandemic has adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. Starting in 2020, and continuing through the date hereof, the COVID-19 pandemic continued to adversely impact many different industries. The ongoing COVID-19 pandemic could have a continued material impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the extent and the duration of the impact of COVID-19. The COVID-19 pandemic therefore presents material uncertainty and risk with respect to the Company and its performance and could affect its financial results in a materially adverse way. The Company has considered information available to it as of the date of issuance of these consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgements, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, long-lived

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

assets and accrued expenses. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates. In response to the changing dynamics of the COVID-19 pandemic and endemic, the Company closely monitors the Centers for Disease Control and Prevention recommendations in order to react quickly with appropriate safety protocols. Management is continuing to monitor the effect of COVID-19 and intends to adjust its operational protocols as may be necessary.

NOTE 3: Earnings per Share

Because we reported a net loss for all periods presented, no potentially dilutive securities have been included in the computation of diluted net loss per share. In addition, we have no outstanding stock options, warrants, convertible notes, and any other forms of convertible deferred compensation that could dilute basic earnings per share in the future as of September 30, 2022 and 2021.

	Year Ended September 30
	2022	2021
Numerator:
Net loss attributable to common stockholders	$(507)	$(5,036)
Denominator:
Weighted average ordinary shares used in computing	40,000,000	14,768,713
Basic and diluted net loss per share	$(0.01)	$(0.34)

NOTE 4: Income Taxes

We are subject to taxation in the United States and various states jurisdictions in which we conduct our business. Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. On a quarterly basis, we update our estimate of the annual effective tax rate, and if the estimated annual tax rate changes, we make a cumulative adjustment in that quarter.

The tax expenses recorded for both of the year ended September 30, 2022 and 2021 differ from the U.S. federal statutory tax rate of 21% due primarily to the tax impact of state income taxes, non-deductible officers’ compensation, and transportation fringe benefits. For the year ended September 30, 2022 and 2021, we recorded income tax expense of $113 and $3, and the effective tax rate is not applicable due to there were losses from continuing operations before income tax expense for both years presented.

We have no material uncertain tax positions as of September 30, 2022 and 2021. It is our policy to recognize interest and penalties related to income tax matters in interest expense and other income (expense), net, respectively, in our unaudited condensed consolidated statements of operations and comprehensive income. There was no accrued interest or penalties associated with uncertain tax positions as of September 30, 2022 and 2021.

NOTE 5: Restructuring

During December 2021, the Company effected a series of restructuring events, and signed agreements on December 31, 2021 to dispose Uplus Academy LLC and Uplus Academy NLV LLC, subsidiaries of Richtech, to Zhenwu Huang, CEO and controlling shareholder of Richtech. Zhenwu Huang have made several loans to Richtech, and this disposal was made to him to pay off part of these loans. The transaction price for Uplus Academy LLC and Uplus Academy NLV LLC were $120 and $7, respectively.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 6: Related parties and related-party transactions

The group had the following related parties:

a.      Companies controlled by the same controlling shareholders

b.      Executive officers, shareholders and companies controlled by executive officers

Balances

We had the following related party balances (in thousands):

	Relationship	Notes	As of September 30, 2022	As of September 30, 2021
Amounts due from related parties:
Uplus Academy LLC	a	(i)	92	—
Uplus Academy NLV LLC	a	(i)	16	—
			108	—
	Relationship	Notes	As of September 30, 2022	As of September 30, 2021
Amounts due to related parties:
Bison Systems LLC	a	(ii)	70	—
Zhenwu Huang	b	(iii)	15	96
			85	96

____________

Notes:

(i)      Uplus Academy LLC and Uplus Academy NLV LLC were both subsidiaries of Richtech, and were disposed on December 31, 2021. Richtech has been making interest-free and non-maturity loans to both companies since their inceptions.

(ii)     Bison Systems LLC was 100% owned by Zhenwu Huang, CEO and controlling shareholder of Richtech and Zhenqiang Huang, CFO and major shareholder of Richtech. In August 2022, Bison Systems LLC made several interest-free and non-maturity loans to Richtech to support its daily operation.

(iii)    Zhenwu Huang, CEO and controlling shareholder of Richtech, made multiple interest-free and non-maturity loans to Richtech since the inception of the business to support Richtech’s operation. Part of these loans have been paid off during the year of 2022 and 2021. As of September 30, 2022, the remaining balance of these loans were $15.

Transactions

Cost of Revenue, Net

	Relationship	Year Ended September 30, 2022	Year Ended September 30, 2021
Richtech System Ltd	a	—	2,956
Total		—	2,956

As discussed within the note 6, on December 31, 2021, Uplus Academy LLC and Uplus Academy NLV LLC, subsidiaries of Richtech have been disposed to Zhenwu Huang, CEO and controlling shareholder of Richtech, to pay off part of Zhenwu Huang’s earlier loans to Richtech. The transaction price for Uplus Academy LLC and Uplus Academy NLV LLC were $120 and $7, respectively.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2022 AND 2021
(Dollars in thousands, unless otherwise stated)

NOTE 7: Commitments and contingencies

Leases

We lease office facilities under noncancelable operating lease agreements. We lease space for its corporate headquarters in Las Vegas, Nevada through August 2027, and a second office space in Austin, Taxes through April 2024.

The components of leases and lease costs are as follows (in thousands) :

Operating leases	September 30, 2022	September 30, 2021
Operating lease right-of-use assets	$382	$—
Operating lease liabilities, current portion	$108	$—
Operating lease liabilities, non-current portion	279	—
Total operating lease liabilities	$387	$—
Operating lease cost	$151	$123

Future minimum lease payments under these leases as of September 30, 2022, are approximately as follows (in thousands):

Year ending September 30,	Amount
2023	$112
2024	113
2025	116
2026	50
Total future minimum lease payments	$391

Vehicle Loan

In July 2020, we purchase a vehicle for a total purchase price of $56. $47 out of the total purchase price was using a vehicle loan with an annual interest rate of 4% and for the period of 66 months. Starting from September 2020, we selected the customer request option by paying additional $1 each month.

Future minimum Loan payments under the vehicle loan as of September 30, 2022, are approximately as follows (in thousands):

Year ending September 30,	Amount
2023	$0.4
Total future minimum lease payments	$0.4

Legal Proceedings

From time to time, in the ordinary course of business, we are subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of September 30, 2022, there were no matters which would have a material impact on our financial results.

NOTE 8: Subsequent Events

From September 30, 2022 to the date of publication of this report, there was no subsequent event which had a material impact on the Company.

RICHTECH ROBOTICS, INC.
UNAUDITED BALANCE SHEET
(In thousands, except share and per share data)

	December 31, 2022	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$558	$327
Accounts receivable, (net of allowance for doubtful accounts of $2 and $86 as of December 31, 2022 and September 30, 2022, respectively)	1,940	1,656
Amount due from related parties, current	132	108
Inventory	897	1,373
Prepaid expenses and other current assets	23	41
Total current assets	3,550	3,505
Property and equipment, net	37	41
Operating lease right-of-use-assets	367	382
Other assets, non-current	10	10
Total assets	$3,964	$3,938

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$48	$175
Amount due to related parties, current	173	85
Accrued expenses	52	57
Tax Payable	4	117
Operating lease liabilities, current	108	108
Total current liabilities	385	542
Long-term payable	—	—
Operating lease liabilities, non-current	264	279
Total liabilities	649	821

Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, $0.00001 par, 62,000,846 and 40,000,000 shares authorized, issued and outstanding as of December 31, 2022 and September 30, 2022, respectively.	$3,778	$2,378
Paid-in capital	608	608
Retained earnings (Accumulated deficit)	(1,071)	131
Total controlling stockholders’ equity	3,315	3,117
Non-controlling interests	—	—
Total stockholder’s equity	3,315	3,117
Total liabilities, preferred stock and stockholders’ equity	$3,964	$3,938

See accompanying Notes to Financial Statements.

RICHTECH ROBOTICS, INC.
UNAUDITED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended December 31,
	2022	2021
Revenue, net	$946	$613
Cost of revenue, net	446	243
Gross profit	500	370

Operating expenses:
Research and development	855	400
Sales and marketing	79	73
General and administrative	767	432
Total operating expenses	1,701	905
Loss from operations	(1,201)	(535)
Other income (expense):
Interest expense, net	(1)	—
Loss on disposal in related parties	—	—
Total other expense	(1)	—

Loss before income tax expense	(1,202)	(535)
Income tax expense	—	—
Net loss	(1,202)	(535)
Net loss attributable to common stockholders	$(1,202)	$(535)
Basic and diluted net loss per share of common stock	$(0.02)	$(0.01)
Weighted average shares used to compute basic and diluted net loss per share	62,000,846	40,000,000

See accompanying Notes to Financial Statements.

RICHTECH ROBOTICS, INC.
UNAUDITED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands except share data)

	Common stock*		Paid-in capital	Retained earnings (Accumulated deficit)	Non- controlling interest	Total shareholders’ equity
	Shares	Amount
Balances, September 30, 2021	14,768,713	$878	$407	$638	$(57)	$1,866
Common stock issued	25,231,287	1,500	—	—	—	1,500
Adjustment to Paid-in Capital	—	—	(129)	—	—	(129)
Non-controlling interest	—	—	—	—	57	57
Net loss	—	—	—	(535)	—	(535)
Balances, December 31, 2021	40,000,000	$2,378	$278	$102	$—	$2,759
	Common stock*				Paid-in capital	Retained earnings (Accumulated deficit)	Non- controlling Interest	Total shareholders’ equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balances, September 30, 2022	40,000,000	$2,378	—	$—	$608	$131	$—	$3,117
Common stock issued for cash	—	—	9,231,000	1,400	—	—	—	1,400
Common stock issued for services	6,153,846	366	6,616,000	393	—	—	—	759
Provision of common stock issued for future services	—	(366)		(393)	—	—	—	(759)
Conversion from class A to Class B common stock	(1,800,000)	(107)	1,800,000	107	—	—	—	—
Net loss	—	—	—-	—	—	(1,202)		(1,202)
Balances, December 31, 2022	44,353,846	$2,271	17,647,000	$1,507	$608	$(1,071)	$—	$3,315

____________

*        Par value per share and the number of shares has been retrospectively restated for all the periods presented.

See accompanying Notes to Financial Statements.

RICHTECH ROBOTICS, INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended December 31,
	2022	2021
Cash Flows From Operating Activities
Net loss	$(1,202)	$(535)
Non-controlling interests	—	57

Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable	(284)	(13)
Inventory	477	32
Prepaid expenses and other current assets	17	9
Right-of-use asset	15	(469)
Accounts payable	(127)	98
Tax payable	(113)	—
Accrued expenses	(5)	(13)
Operating lease liabilities, current	(108)	—
Operating lease liabilities, non-current	93	469
Net cash used in operating activities	(1,237)	(365)

Cash Flows From Investing Activities
Cash used for lending to related parties	(24)	(160)
Purchase of property and equipment	—	(2)
Sale of property and equipment	3	—
Net cash used in investing activities	(21)	(162)

Cash Flows From Financing Activities
Payment of related party debt		(97)
Proceeds received from related party debt	89
Payment of long-term loans	—	(26)
Proceeds from issuance of ordinary shares	1,400	1,500
Net cash provided by financing activities	1,489	1,377
Net change in cash and cash equivalents	231	850
Cash, cash equivalents and restricted cash at beginning of year	327	1,353
Cash, cash equivalents and restricted cash at end of year	$558	$2,203
Supplemental Disclosure of Non-cash Transactions:
Disposition of subsidiaries	$—	$(17)

See accompanying Notes to Financial Statements.

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 1: Nature of Business

Description of Business

Richtech Robotics, Inc. (“we”, “us”, “our” or “Richtech”), is a Nevada C-Corporation registered in Nevada. Richtech was converted from Richtech Creative Displays, LLC on June 22, 2022, which is the predecessor of Richtech and established on July 19, 2016 in Nevada.

We are a leading provider of service robotic solutions by developing, manufacturing, and deploying novel products that address the growing need for automation in the service industry. We develop and provide service automation solutions that directly address the labor shortage problem affecting the US service industry. Our solutions include delivery, commercial cleaning, food & beverage service, and customization and development service, which have been implemented more than 80 cities across the United States in restaurants, hotels, casinos, senior living homes, factories and retail centers. Our solutions automate repetitive and time-consuming tasks which allows clients to reallocate labor hours to more value-creating roles. Many of our clients see our robotic solutions as crucial to expanding and scaling their businesses. Our goal is to be a long-term partner to our clients, providing them with a range of robotic solutions to remedy their problems.

Risk and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the world economy. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations. In addition, the Company will compete with many companies that currently have extensive and well-funded projects, marketing and sales operations. The Company may be unable to compete successfully against these companies. The Company’s industry is characterized by rapid changes in technology and market demands. As a result, the Company’s products, services, or expertise may become obsolete or unmarketable. The Company’s future success will depend on its ability to adapt to technological advances, anticipate customer and market demands, and enhance its current technology under development.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (1) no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year (A) following the fifth anniversary of the completion of this offering, (B) in which our total annual gross revenue is at least $1.07 billion or (C) when we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of our most recently completed second fiscal quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

These financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. We view our operations and manage our business as one operating segment.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We place our cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Accounts Receivable

Accounts receivable are primarily comprised of trade receivables presented net of rebates, price protection and an allowance for credit loss. Accounts receivable also include unbilled receivables, which primarily represent work completed on development services recognized as revenue but not yet invoiced to customers and semi-custom products under non-cancellable purchase orders that have no alternative use to Richtech at contract inception, for which revenue has been recognized but not yet invoiced to customers. All unbilled accounts receivables are expected to be billed and collected within twelve months.

We manage our exposure to customer credit risk through credit limits, credit lines, ongoing monitoring procedures and credit approvals. Furthermore, we perform in-depth credit evaluations of all new customers and, at intervals, for existing customers. From this, we may require letters of credit, bank or corporate guarantees or advance payments if deemed necessary. We maintain an allowance for credit loss, consisting of known specific troubled accounts as well as an amount based on overall estimated potential uncollectible accounts receivable based on historical experience and review of their current credit quality. The amount of allowance for doubtful accounts were $2 and $86 as of December 31, 2022 and September 30, 2022, respectively. We do not believe the receivable balance from its customers represents a significant credit risk.

Inventories

We value inventory at standard cost, adjusted to approximate the lower of actual cost or estimated net realizable value using assumptions about future demand and market conditions. In determining excess or obsolescence reserves for its products, we consider assumptions such as changes in business and economic conditions, other-than-temporary decreases in demand for its products, and changes in technology or customer requirements. In determining the lower of cost or net realizable value reserves, we consider assumptions such as recent historical sales activity and selling prices, as well as estimates of future selling prices. We fully reserve for inventories and non-cancellable purchase orders for inventory deemed obsolete. We perform periodic reviews of inventory items to identify excess inventories on hand by

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

comparing on-hand balances and non-cancellable purchase orders to anticipated usage using recent historical activity as well as anticipated or forecasted demand. If estimates of customer demand diminish further or market conditions become less favorable than those projected by us, additional inventory carrying value adjustments may be required.

Inventory as of December 31, 2022 and September 30, 2022 are as follows (in thousands):

	December 31 2022	September 30 2022
Raw materials	$573	$286
Finished goods	324	1,087
Total inventories	$897	$1,373

Property, and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and amortization and is depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of equipment is two to six years, and leasehold improvements are measured by the shorter of the remaining terms of the leases or the estimated useful economic lives of the improvements.

Property and equipment, as of December 31, 2022 and September 30, 2022 are as follows (in thousands):

	December 31 2022	September 30 2022
Furniture, fixtures & equipment	$63	$120
Leasehold improvements	4	4
	67	124
Accumulated depreciation	(30)	(19)
Property and equipment, net	$37	$105

Depreciation expense for three months ended December 31, 2022 and 2021 was $11 and $3, respectively.

Revenue Recognition

Revenue is recognized when we transfer promised goods or services to our customers, in amounts that reflect the consideration that we expect to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each agreement, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer.

Product Revenue

We generate revenue through the sale of our branded robotic products directly to customers. We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with our customers. There is a single performance obligation in all our contracts, which is our promise to transfer our product to customers based on specific payment and shipping terms in the arrangement. The entire transaction price is allocated to this single performance obligation. Product revenue is recognized when a customer obtains control of our product, which occurs at a point in time and may be upon shipment or delivery, based on the terms of the contract.

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

Other Revenue Policies

Sales, value add, and other taxes collected on behalf of third parties are excluded from revenue.

We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised products to the customer will be one year or less, which is the case with substantially all customers.

We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. These costs are included in selling expenses.

We account for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. We record the related costs within cost of goods sold.

Disaggregation of Revenue

The following table sets forth revenue by product for the three months ended December 31, 2022 and 2021 (in thousands):

		December 31
	Notes	2022	2021
Robotics
Product revenue		$613	$297
Service revenue		232	3
Leasing revenue		91	33
Total Robotics revenue		936	333
Smart hardware		1	247
Interactive system		9	33
Total revenue, net		$946	$613

Research and Development Costs

Research and development costs primarily consist of employee-related expenses, including salaries and benefits, facilities costs, depreciation, and other allocated expenses. Research and development costs are expensed as incurred.

Income Taxes

Deferred tax assets (net of any valuation allowance) and liabilities resulting from temporary differences, net operating loss carryforwards and tax credit carryforwards are recorded using an asset-and-liability method. Deferred taxes relating to temporary differences and loss carryforwards are measured using the tax rates expected to be in effect when they are reversed or realized.

We account for income taxes pursuant to Financial Accounting Standards Board (“FASB”) guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

In accordance with the guidance, we have adopted a policy under which, if required to be recognized in the future, interest related to the underpayment of income taxes will be classified as a component of interest expense and any related penalties will be classified in operating expenses in the statement of operations. We file income tax returns in the U.S. federal jurisdiction and the state of Nevada.

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“Topic 842”). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The standard is effective for public business entities for fiscal years beginning after December 15, 2018. As an emerging growth company, we adopted the new standard on January 1, 2022 for our year ending September 30, 2022. We had two operating leases for which we were required to recognize a right-of-use asset and lease liability.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, which amends the approaches and methodologies in accounting for income taxes during interim periods and makes changes to certain income tax classifications. The new standard allows certain exceptions, including an exception to the use of the incremental approach for intra-period tax allocation, when there is a loss from continuing operations and income or a gain from other items, and to the general methodology for calculating income taxes in an interim period, when a year-to-date loss exceeds the anticipated loss for the year. The standard also requires franchise or similar taxes partially based on income to be reported as income tax and to reflect the effects of enacted changes in tax laws or rates in the annual effective tax rate computation from the date of enactment. Lastly, in any future acquisition, we would be required to evaluate when the step-up in the tax basis of goodwill is part of the business combination and when it should be considered a separate transaction. The standard will be effective for us beginning January 1, 2022, with early adoption of the amendments permitted. The adoption of ASU 2019-12 did not have a material impact on our financial statements and disclosures.

In May 2020, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815- 40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another topic. ASU 2021-04 is effective for fiscal years beginning after December 15, 2021. The Company has determined the adoption of ASU 2021-04 did not have a material impact on our financial statements and disclosures.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The COVID-19 pandemic has adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. Starting in 2020, and continuing through the date hereof, the COVID-19 pandemic continued to adversely impact many different industries. The ongoing COVID-19 pandemic could have a continued material impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the extent and the duration of the impact of COVID-19. The COVID-19 pandemic therefore presents material uncertainty and risk with respect to the Company and its performance and could affect its financial results in a materially adverse way. The Company has considered information available to it as of the date of issuance of these consolidated financial statements and is not aware of any specific events or circumstances that would require an update to its estimates or judgements, or an adjustment to the carrying value of its assets or liabilities. The accounting estimates and other matters assessed include, but were not limited to, long-lived assets and accrued expenses. These estimates may change as new events occur and additional information becomes available. Actual results could differ materially from these estimates. In response

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 2: Summary of Significant Accounting Policies (cont.)

to the changing dynamics of the COVID-19 pandemic and endemic, the Company closely monitors the Centers for Disease Control and Prevention recommendations in order to react quickly with appropriate safety protocols. Management is continuing to monitor the effect of COVID-19 and intends to adjust its operational protocols as may be necessary.

NOTE 3: Earnings per Share

Because we reported a net loss for all periods presented, no potentially dilutive securities have been included in the computation of diluted net loss per share. In addition, we have no outstanding stock options, warrants, convertible notes, and any other forms of convertible deferred compensation that could dilute basic earnings per share in the future as of December 31, 2022 and 2021.

	Three Months Ended December 31
	2022	2021
Numerator:
Net loss attributable to common stockholders	$(1,202)	$(535)
Denominator:
Weighted average ordinary shares used in computing	62,000,846	40,000,000
Basic and diluted net loss per share	$(0.02)	$(0.01)

NOTE 4: Shareholders’ Equity

In October 2022, we effected a 4-for-1 forward stock split and concurrently designated two classes of common stock, designated as Class A common stock and Class B common stock. All of the then-outstanding shares of common stock were redesignated as shares of Class A common stock in connection with the Stock Split. In connection with the Stock Split, we issued to Zhengqiang Huang an aggregate of 7,892,000 shares of Class A common Stock, to Zhenwu Huang an aggregate of 31,508,000 shares of Class A common stock, and to Renmeng LLC an aggregate of 600,000 shares of Class A common stock. Immediately after the Stock Split, Renmeng LLC and the Company entered into a Conversion Agreement, dated as of October 21, 2022, pursuant to which Renmeng LLC converted all of its shares of Class A common stock into an equal number of shares of Class B common stock. In connection with the Renmeng Conversion, we issued to Renmeng LLC 600,000 shares of Class B common stock.

In December 2022, Zhenwu Huang transferred 1,200,000 shares of Class A common stock to Phil Zheng, in exchange for a payment of $30,000 from Phil Zheng. Immediately after the transfer, Phil Zheng and Richtech entered into a Conversion Agreement, dated as of December 2, 2022, pursuant to which Phil Zheng converted all of his shares of Class A common stock into an equal number of shares of Class B common stock (the “Zheng Conversion”). As a result of the Zheng Conversion, Phil Zheng holds 1,200,000 shares of Class B common stock.

In December 2022, we issued a total of 22,000,846 shares of common stock to fourteen new investors, including 6,153,846 shares of class A common stock and 15,847,000 shares of class B common stock. The total consideration is future services rendered and cash proceeds of $1,400 in total. The value of common stock issued for future services rendered was determined based on the latest observable value of $0.06 per share, which is the value for the shares as of September 30, 2022.

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 5: Income Taxes

We are subject to taxation in the United States and various states jurisdictions in which we conduct our business. Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. On a quarterly basis, we update our estimate of the annual effective tax rate, and if the estimated annual tax rate changes, we make a cumulative adjustment in that quarter.

The tax expenses recorded for both of the three months ended December 31, 2022 and 2021 differ from the U.S. federal statutory tax rate of 21% due primarily to the tax impact of state income taxes, non-deductible officers’ compensation, and transportation fringe benefits. We recorded income tax expense of nil for both of the three months ended December 31, 2022 and 2021, and the effective tax rate is not applicable due to there were losses from continuing operations before income tax expense for both years presented.

We have no material uncertain tax positions as of December 31, 2022 and September 30, 2022. It is our policy to recognize interest and penalties related to income tax matters in interest expense and other income (expense), net, respectively, in our unaudited condensed consolidated statements of operations and comprehensive income. There was no accrued interest or penalties associated with uncertain tax positions as of December 31, 2022 and September 30, 2022.

NOTE 6: Restructuring

During December 2021, the Company effected a series of restructuring events, and signed agreements on December 31, 2021 to dispose Uplus Academy LLC and Uplus Academy NLV LLC, subsidiaries of Richtech, to Zhenwu Huang, CEO and controlling shareholder of Richtech. Zhenwu Huang have made several loans to Richtech, and this disposal was made to him to pay off part of these loans. The transaction price for Uplus Academy LLC and Uplus Academy NLV LLC were $120 and $7, respectively.

NOTE 7: Related parties and related-party transactions

The group had the following related parties:

a.      Companies controlled by the same controlling shareholders

	Relationship	Notes	As of December 31, 2022	As of September 30, 2022
Amounts due to related parties:
Bison Systems LLC	a	(ii)	70	70
Zhenwu Huang	b	(iii)	103	15
			173	85

b.      Executive officers, shareholders and companies controlled by executive officers

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 7: Related parties and related-party transactions (cont.)

Balances

We had the following related party balances (in thousands):

	Relationship	Notes	As of December 31, 2022	As of September 30, 2022
Amounts due from related parties:
Uplus Academy LLC	a	(i)	116	92
Uplus Academy NLV LLC	a	(i)	16	16
			132	108

____________

Notes:

(i)      Uplus Academy LLC and Uplus Academy NLV LLC were both subsidiaries of Richtech, and were disposed on December 31, 2021. Richtech has been making interest-free and non-maturity loans to both companies since their inceptions.

(ii)     Bison Systems LLC was 100% owned by Zhenwu Huang, CEO and controlling shareholder of Richtech and Zhenqiang Huang, CFO and major shareholder of Richtech. In August 2022, Bison Systems LLC made several interest-free and non-maturity loans to Richtech to support its daily operation.

(iii)    Zhenwu Huang, CEO and controlling shareholder of Richtech, made multiple interest-free and non-maturity loans to Richtech since the inception of the business to support Richtech’s operation. As of December 31, 2022 and September 30, 2022, the remaining balance of these loans were $103 and $15, respectively.

As discussed within the note 6, on December 31, 2021, Uplus Academy LLC and Uplus Academy NLV LLC, subsidiaries of Richtech have been disposed to Zhenwu Huang, CEO and controlling shareholder of Richtech, to pay off part of Zhenwu Huang’s earlier loans to Richtech. The transaction price for Uplus Academy LLC and Uplus Academy NLV LLC were $120 and $7, respectively.

NOTE 8: Commitments and contingencies

Leases

We lease office facilities under noncancelable operating lease agreements. We lease space for its corporate headquarters in Las Vegas, Nevada through August 2027, and a second office space in Austin, Taxes through April 2024.

The components of leases and lease costs are as follows (in thousands):

Operating leases	As of December 31, 2022	As of September 30, 2022
Operating lease right-of-use assets	$367	$382
Operating lease liabilities, current portion	$108	$108
Operating lease liabilities, non-current portion	264	279
Total operating lease liabilities	$372	$387
Operating leases	Three Months Ended December 31, 2022	Three Months Ended December 31, 2021
Operating lease cost	$37	$36

UNAUDITED NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

NOTE 8: Commitments and contingencies (cont.)

Future minimum lease payments under these leases as of December 31, 2022 are approximately as follows (in thousands):

Fiscal year	Amount
Reminder of 2023	$96
2024	113
2025	116
2026	50
Total future minimum lease payments	$375

Legal Proceedings

From time to time, in the ordinary course of business, we are subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. As of December 31, 2022, there were no matters which would have a material impact on our financial results.

NOTE 9: Subsequent Events

In January 15, 2023, we issued 466,000 of our class B common stock to Normanton Tech PTE. LTD. for future service rendered.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our Class B common stock. These purchasers will purchase our Class B common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

                 Shares

RICHTECH ROBOTICS INC.

Class B Common Stock

PROSPECTUS

PACIFIC CENTURY SECURITIES, LLC

____________, 2023

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated [_], 2023

           Shares

RICHTECH ROBOTICS INC.

Class B Common Stock

This prospectus relates to the resale of              shares of Class B common stock, $0.00001 par value per share, of Richtech Robotics Inc. that were issued to the selling stockholders named in this prospectus upon the conversion of convertible promissory notes issued to them in November and December 2022. Consummation of the offering made by this prospectus is conditioned on consummation of our initial public offering of shares of our Class B common stock pursuant to the primary offering prospectus that forms a part of this registration statement.

Prior to our initial public offering, which will occur concurrently with the resale of shares of Class B common stock by the selling stockholders, there has been no public market for our Class B common stock. We have applied to list our Class B common stock on the Nasdaq Capital Market under the symbol “RR” and the listing of our Class B common stock on the Nasdaq Capital Market is a condition to our initial public offering.

The shares of Class B common stock offered hereby by the selling stockholders may be sold from time to time by such selling stockholders or by their permitted transferees. The distribution of shares of our Class B common stock offered hereby may be effected in one or more transactions that may take place in ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated price. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

The selling stockholders, and intermediaries through whom such shares are sold, may be deemed underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling stockholders against certain liabilities, including liability under the Securities Act.

We will not receive any proceeds from the sale of shares of our Class B common stock by the selling stockholders.

On             , 2023, a registration statement under the Securities Act with respect to our initial public offering of              shares of our Class B common stock was declared effective by the Securities and Exchange Commission. We received approximately $             million in net proceeds from the offering (assuming no exercise of the underwriters’ over-allotment option) after payment of underwriting discounts and commissions and estimated expenses of the offering.

We have two classes of common stock outstanding: Class A common stock and Class B common stock. Upon the completion of this offering, our issued and outstanding share capital will consist of              shares of Class A common stock and              shares of Class B common stock, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of Class B common stock. Holders of Class A common stock and Class B common stock have the same rights except for voting rights. Each share of Class A common stock shall be entitled to ten (10) votes, and each share of Class B common stock shall be entitled to one (1) vote on all matters submitted to a vote of stockholders of the Company. [Holders of our common stock will not have preemptive, subscription, redemption or conversion rights.] For more detailed description of risks related to the dual-class structure, please see “Risk Factors — Risks Related to the Offering and Ownership of Our Class B Common Stock — The dual-class structure of our common stock has the effect of concentrating voting power with our existing stockholders prior to the consummation of this offering, which may limit your ability to influence the outcome of important transactions, including a change in control.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Investing in our Class B common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered in connection with an investment in our Class B common stock. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2023.

Summary of the Resale Offering

Class B common stock offered	[_] shares.
Class B common stock outstanding immediately before this offering	[_] shares.
Class B common stock to be outstanding immediately after this offering	[_] shares ([_] shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds	We will not receive any proceeds from the sale of the shares of Class B common stock held by the selling stockholders being registered in this prospectus.
Risk Factors

You should carefully read the “Risk Factors” section of the primary offering prospectus that forms a part of this registration statement for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed ticker symbol	“RR”

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USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Class B common stock held by the selling stockholders named in this prospectus. In addition, the underwriters will not receive any compensation from the sale of Class B common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sales of Class B common stock offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of Class B common stock for the selling stockholders.

Expenses expected to be incurred by us in connection with this prospectus are estimated at approximately $[_]. The selling stockholders are responsible for their own underwriting commissions and discounts and counsel fees and expenses.

Alt-2

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of Class B common stock owned beneficially by the selling stockholders as of [__], 2023, and the number of shares of Class B common stock that may be offered by the selling stockholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Stockholders” and “Plan of Distribution” have been prepared based upon information furnished to us by or on behalf of the selling stockholders. The following table sets forth, as to the selling stockholders, the number of shares of Class B common stock beneficially owned, the number of shares being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.

			After Sale of Shares in Offering
Name	Shares Beneficially Owned	Shares Being Sold	Shares Beneficially Owned	Percent of Outstanding
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%
[_]	[_]	[_]	0	0%

None of the selling stockholders has, and within the past three years has not had, any position, office or material relationship with us or with any of our predecessors or affiliates except as described below.

The selling stockholders, who are stockholders of our Company, were issued these shares of Class B common stock on December 17, 2022, upon the conversion of the Notes held by the selling stockholders. See “Business — Convertible Notes.”

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PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock at the initial public offering price of the underwritten offering until such time as our Class B common stock is listed on the Nasdaq Capital Market, at which time they may sell such shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. The shares offered by this prospectus may be sold by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders will not sell any shares pursuant to this prospectus until such time as our Class B common stock is traded on Nasdaq. The selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which a broker-dealer will attempt to sell the shares as agent but may purchase a position and resell a portion of the block as principal to facilitate the transaction;

•        sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange if we are listed on an exchange at the time of sale;

•        privately negotiated transactions, including gifts;

•        covering short sales made after the date of this prospectus;

•        pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•        a combination of any such methods of sale; and

•        any other method of sale permitted pursuant to applicable law.

To the extent permitted under Rule 144, the selling stockholders may also sell shares of Class B common stock owned by it pursuant to Rule 144 rather than pursuant to this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the selling stockholders is an affiliate of any broker-dealer.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if the selling stockholders defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our shares of Class B common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our shares of Class B common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell our shares of Class B common stock short and deliver these securities to close out its short positions, or lend or pledge its shares of Class B common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Alt-4

The selling stockholders also may transfer the shares of Class B common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, they will be subject to the prospectus delivery requirements of the Securities Act, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our shares of Class B common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of Class B common stock pursuant to this prospectus. The selling stockholders has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of Class B common stock.

We may be required to amend or supplement this prospectus in the event that (a) a selling stockholders transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling stockholders, in which case we will be required to amend or supplement this prospectus to name the selling stockholders, or (b) the selling stockholders sells shares to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are paying all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

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LEGAL MATTERS

The validity of the shares of Class B common stock offered by this prospectus will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

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You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our Class B common stock. These purchasers will purchase our Class B common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

                             Shares

RICHTECH ROBOTICS INC.

Class B Common Stock

RESALE PROSPECTUS

____________, 2023

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions and non-accountable expense allowance) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq initial listing fee, the amounts set forth below are estimates.

SEC registration fee	$
FINRA filing fee
Nasdaq initial listing fee
Transfer agent fees
Accounting fees and expenses
Legal fees and expenses
Printing and engraving expenses
Other expenses
Total	$

Item 14.     Indemnification of Directors and Officers

[Our [third] amended and restated articles of incorporation will provide that we shall provide indemnification to our directors and officers to the maximum extent permitted by law. We shall pay advancements of expenses in advance of the final disposition of the action, suit, or proceedings upon receipt of an undertaking by or on behalf of the director or officer to repay the amount even if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. Our bylaws also provides for indemnification of our directors and officers.]

Under Nevada law, NRS 78.7502, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person (i) is not liable pursuant to Nevada law; or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Pursuant to NRS 78.751, any discretionary indemnification, unless ordered by a court or advanced by the Corporation in a matter as permitted by Nevada law, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

[We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Nevada law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.]

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.     Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities.

On September 1, 2021, Richtech Creative Displays LLC issued 120 member units in the Company to Zhenwu (Wayne) Huang upon the conversion of a convertible promissory note. On September 1, 2021, Richtech Creative Displays LLC issued 120 member units in the Company to Zhenqiang (Michael) upon the conversion of a convertible promissory note. On September 1, 2021, Richtech Creative Displays LLC issued 88 member units in the Company to Zhenwu (Wayne) upon the conversion of a convertible promissory note. On September 1, 2021, Richtech Creative Displays LLC issued 171.2 member units in the Company to Zhenwu (Wayne) Huang upon the conversion of a convertible promissory note.

Richtech Creative Displays LLC was converted to Richtech Robotics Inc in June 2022 and issued an aggregate of 10,000,000 shares of common stock in exchange for the member units of the limited liability company as illustrated below:

Name	Number of Shares	Consideration
Zhenqiang Huang	1,973,000	Exchanging 120 member units in Richtech Creative Displays LLC, a Nevada limited liability company
Zhenwu Huang	7,877,000	Exchanging 479.2 member units in Richtech Creative Displays LLC, a Nevada limited liability company
Renmeng LLC, a Nevada limited liability company	150,000	Exchanging 9.15 member units in Richtech Creative Displays LLC, a Nevada limited liability company

In October 2022, the Company effected a 4-for-1 forward stock split and concurrently designated two classes of common stock, designated as Class A common stock and Class B common stock. All of the then-outstanding shares of common stock were redesignated as shares of Class A common stock in connection with the Stock Split. In connection with the Stock Split, the Company issued to Zhengqiang Huang an aggregate of 7,892,000 shares of Class A common Stock, to Zhenwu Huang an aggregate of 31,508,000 shares of Class A common stock, and to Renmeng LLC an aggregate of 600,000 shares of Class A common stock. Immediately after the Stock Split, Renmeng LLC and the Company entered into a Conversion Agreement, dated as of October 21, 2022, pursuant to which Renmeng LLC converted all of its shares of Class A common stock into an equal number of shares of Class B common stock. In connection with the Renmeng Conversion, the Company issued to Renmeng LLC 600,000 shares of Class B common stock.

In December 2022, Zhenwu Huang transferred 1,200,000 shares of Class A common stock to Phil Zheng, in exchange for a payment of $30,000 from Phil Zheng. Immediately after the transfer, Phil Zheng and the Company entered into a Conversion Agreement, dated as of December 2, 2022, pursuant to which Phil Zheng converted all of his shares of Class A common stock into an equal number of shares of Class B common stock (the “Zheng Conversion”). As a result of the Zheng Conversion, Phil Zheng holds 1,200,000 shares of Class B common stock.

In December 2022 and January 2023, we issued the following shares of our common stock to the listed holders, in each case the consideration being services rendered:

Name of Holder	Number of Shares	Class of Common Stock	Date of Issuance
King Bliss Limited	6,153,846	Class A Common Stock	12/20/2022
Practical Excellence Limited	1,600,000	Class B Common Stock	12/12/2022
Robust Century Ventures Limited	1,400,000	Class B Common Stock	12/13/2022
Tower Luck Group Limited	1,350,000	Class B Common Stock	12/15/2022
Broad Elite Ventures Limited	1,800,000	Class B Common Stock	12/16/2022
Normanton Tech PTE. LTD.	466,000	Class B Common Stock	1/15/2023

Convertible Notes

In November and December 2022, we issued nine promissory notes to nine investors, in an aggregate principal amount of $1,400,000, for the provision of consulting, advisory and technical support services to our Company. The Notes each bear an interest of 16% per annum and have a maturity date of 18 months after issuance. On December 17, 2022, we amended the Notes and entered into promissory note conversion agreements with each Note holder, pursuant to which the outstanding balance of principal and accrued interest of each Note were converted into an aggregate of 9,231,000 shares of Class B common stock. The holders of the Notes are entitled to have their Conversion Shares registered in a registration statement that shall be effective no later than the Conversion Date. If (a) the Conversion Shares Registration Statement has not been filed by the Company prior to the earlier of the sixth (6th) trading day following (x) the date of the closing of our initial public offering or (y) the date of the commencement of trading of our common stock, or, if filed, has not been declared effective by the Securities and Exchange Commission prior to the Conversion Date, or (b) the Company is unable to fulfill a completion of a minimum $15,000,000 initial public offering of its securities and listing of its common stock for trading on Nasdaq or other national securities exchange no later than the Maturity Date, each holder will have an option, exercisable for a period of 90 days after the Maturity Date, to sell the Conversion Shares back to the Company at an aggregate price equal to the principal amount of each Note and all interest accrued thereon, and such sale shall occur no later than ten business days after the Company’s receipt of such notice from each holder.

Item 16.     Exhibits and Financial Statement Schedules:

Exhibit number	Description
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Articles of Incorporation.*
3.2	Amended and Restated Bylaws.*
4.1	Specimen Class B Common Stock Certificate*
4.2	Form of Underwriter Warrant*
5.1	Opinion of [___________] as to the legality of the securities being registered*
5.2
10.1#	Master Services Agreement, dated September 27, 2022 (Restaurant MSA).*
10.2#	Master Professional Services Agreement, dated September 26, 2022 (Gaming MSA).*
10.3#	Master IT Services and Products Agreement, dated January 12, 2023 (Hotel MSA).*
10.4	Form of Invention Assignment Agreement.*
10.5
10.6
10.7
10.8
10.9
14.1	Form of Code of Ethics*
21.1	List of Subsidiaries.*
23.1	Consent of Bush & Associates CPA*
23.2	Consent of [_______] (included as part of Exhibit 5.1 hereto)*
23.3

Exhibit number	Description
23.4
24.1	Power of Attorney (included on the signature page of this Registration Statement).
99.1	Form of Audit Committee Charter*
99.2	Form of Compensation Committee Charter*
99.3	Form of Nominating and Corporate Governance Committee Charter*
99.4	Consents of Director Nominees*
107	Filing Fee Table*

____________

*        To be filed by amendment

†        Denotes management compensation plan or contract.

#        Certain portions of this exhibit have been omitted because the omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

(b)    Financial Statement Schedules.    Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.     Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on [          ] day of [          ], 2023.

RICHTECH ROBOTICS INC.
By:
Zhenwu Huang
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Zhenqiang Huang and Phil Zheng and each of them acting singly, his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this Registration Statement, and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission or any other regulatory authority, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
Chief Executive Officer and Chairman
Zhenwu Huang	(Principal Executive Officer)
Chief Financial Officer and Director
Zhenqiang Huang	(Principal Financial And Accounting Officer)
Chief Operational Officer
Phil Zheng
Director
Director